Exhibit 99.1

Cadbury Schweppes plc Annual Report & Accounts 2007

Cadbury Schweppes

annual report & accounts 2007

Cadbury
HALLS
Schweppes

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Highlights & Overview

Performance highlights 2007

our year

Operational highlights*
Confectionery †
>	Record revenue growth** +7%: best for a decade
>	Excellent growth in gum and chocolate led by Trident +26% and Cadbury Dairy Milk +5%
>	Underlying confectionery margins before central and business improvement costs +30bps driven by strong second half growth +80bps
Americas Beverages
>	Americas Beverages revenue growth** +4%: good performance in challenging markets
>	40bps Carbonated Soft Drinks share gain led by Sunkist and A&W; Snapple revenue +5% driven by innovation
>	Underlying beverage margins impacted by bottler acquisitions and Accelerade launch costs

Financial highlights*
>	Underlying EPS up 2%
>	Reported EPS down due to restructuring costs and 2006 profit on Europe Beverages sale
>	Dividend growth of 11% to 15.5p reflecting the Board’s confidence in future outlook

*	all numbers at constant exchange rates except where stated
**	base business growth
†	Where we refer to Confectionery we mean the four Confectionery operating regions: BIMA, Europe, Americas Confectionery, Asia Pacific and the Central Functions which will constitute Cadbury plc as it will exist following the demerger including our integrated Australian beverages business. Where we refer to confectionery we mean only the three confectionery categories: chocolate (including cocoa based beverages), gum and candy.

					Reported	Constant
					currency	currency
£ millions	2007		2006		growth %	growth[1] %

Revenue	7,971		7,427		+7	+11

Underlying profit from operations[2]	1,050		1,073		-2	+4

Restructuring, exceptional & other items	(262)		(164)

Profit from operations	788		909

Underlying profit before tax[2]	915		931		-2	+5

Profit before tax	670		738

Discontinued operations	–		642

Underlying EPS2+3	30.2	p	31.6	p	-4	+2

Reported EPS	19.4	p	56.4	p

Dividend per share (p)	15.5	p	14.0	p	+11

[1]	Constant currency growth excludes the impact of exchange rate movements during the period.
[2]	Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying per share provide additional information on underlying trends to shareowners. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit (see Note 1(y), page 94).
[3]	In 2006 EPS is presented on a basic total group basis including earnings contributed by Europe and South Africa Beverages.

Cadbury Schweppes Annual Report & Accounts 2007	1

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Chairman’s statement

strong growth over 20 years

2007 was a momentous year for Cadbury
Schweppes with the Board’s decision in March
to separate the Beverage and Confectionery
businesses. Subject to shareowner approval, this
will bring to an end almost four decades of
shared history since Cadbury and Schweppes
were merged into one company in 1969.

Sir John Sunderland Chairman

This is therefore the final annual report of Cadbury Schweppes plc. It is also my last Chairman’s statement as I will be retiring following the completion of the Americas Beverages separation, after which the two companies will proceed with newly constituted boards.

I joined Cadbury in 1968 and it seems appropriate to use this occasion to reflect on the evolution of the company over these four decades. Before doing that let me comment on the year as a whole.

2007 performance
Overall, the Group had a strong trading performance in 2007 and, in the case of confectionery, an exceptional year. Both the Confectionery and Beverage businesses benefited from the improvements made in recent years, strategically and commercially. The resilience of the businesses in the face of a deteriorating economic backdrop and sharply rising commodity costs was also evident.

At the Group level, revenues were £8.0 billion, an increase of 11%, and underlying profit was ahead 4%, both at constant exchange rates. Group underlying operating margins fell by 120 bps, mainly due to the impact of beverage acquisitions and Accelerade launch costs. Underlying earnings per share at 30.2 pence were ahead 2% at constant exchange.

Our Confectionery business delivered record base business revenue growth of 7%, driven primarily by double-digit growth in gum and emerging markets and a successful year for Cadbury Dairy Milk. Despite the challenging cost environment, the Confectionery business improved its underlying operating

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Highlights & Overview

margins before the impact of business improvement costs and foreign exchange rates by 30 bps as a result of better operating leverage and a tight focus on cost control.

Americas Beverages performed well in challenging carbonated soft drinks (CSD) markets with base business revenues up by 4%. US CSD market share rose by 40 bps despite the fact that the business was cycling a year of significant innovation activity. Commodity costs were more than offset through price increases and cost control, but underlying margins fell 340 bps due to the acquisition of lower margin bottling businesses and the losses arising from the launch of Accelerade, a new sports drink.

Four decades of evolution
In a few months time, Cadbury Schweppes plc will once again become almost entirely a confectionery business as our Americas Beverages business begins its new, separate and independent life as the Dr Pepper Snapple Group, Inc (DPS). The Cadbury plc business will be the world’s largest confectionery company, with a number one or number two position in 20 of the 50 largest confectionery markets. It will have revenues of around £5 billion and underlying operating profits of around £500 million. It will be one of only three listed food companies in the FTSE 100.

This is in marked contrast to the situation in 1969. At that time there were around forty listed food companies in the UK (with a dozen in the FTSE 100 as recently as the mid Eighties). The newly merged Cadbury Schweppes had a turnover of £262 million, and made £21 million trading profit. Operations were largely limited to Commonwealth countries.

With hindsight, it might be said that the marriage of Cadbury and Schweppes brought together two very different companies, driven perhaps as much by fear as by affection. It was a time, after all, when the food sector was a ferment of merger activity.

The 1969 annual report commented that the merger “enabled the combined company to develop its brands world wide on a scale which would have been beyond the grasp of either partner on its own”.

By 1980 the company faced a different challenge. Twelve thousand people were employed at Bournville, a factory undertaking activities as varied as printing, carpentry, joinery, engineering and tin can manufacture. This model was redolent of a different age. The decision was taken to dispose of peripheral activities and focus on making and selling chocolate. This chapter in the company’s history was an important step in the development of its UK business.

In 1985, under Sir Dominic Cadbury’s leadership, the company decided to exit the food and hygiene businesses and concentrate on confectionery and soft drinks. This was a significant milestone on the road towards a more focused business.

It was an important year for two other reasons – the first stake was taken in Dr Pepper, eventually to become a key corporate asset, and the decision to merge the Coca Cola and Schweppes beverages businesses in the UK resulted in the 1987 launch of Coca-Cola and Schweppes Beverages (CCSB) as a joint venture.

In 1995 we acquired the remainder of the Dr Pepper brand as well as a number of others such as 7Up in North America.

However, it was becoming increasingly clear that in many markets outside that region we lacked the scale necessary to compete with the two majors of the industry – Coca-Cola and Pepsi. As a consequence we determined to exit those markets where we were relatively weak and bolster those where we were stronger.

This led in the USA to the further acquisition of Snapple and our bottling subsidiary – the Dr Pepper Seven Up Bottling Group.

Elsewhere it led to a strategy of stepped divestment:
>	the sale in 1996 of our share in CCSB
>	the disposal in 1999 of our drinks interests in 160 markets around the world
>	the sale in 2005 of our European Beverages business.

Throughout this period we were also building our confectionery business through acquisition, notably Trebor and Bassett in 1989, but particularly in 2003 the Adams confectionery company. This $4 billion purchase transformed the Group’s confectionery status by creating a strong number two position in gum, broadening our geographical footprint and eventually led to our leadership of the global confectionery industry.

To buy is one thing, to execute another. The successful integration and expansion of this business is best demonstrated by the stellar growth in our U.S. gum market share – from around 27% when we bought Adams to closer to 35% now –and much higher top line total confectionery performance, which grew at a compounded annual rate closer to 6% in 2003-6, and was over 7% last year.

As the above discussion makes clear, the past few decades have seen an enormous amount of change at the Group. But the essence of what makes a great consumer goods company remains unchanged. It is about great brands, great marketing and innovation. And like any successful business, management has to deal with “events” – whether they be weather, commodities, or changing tastes.

2007 gave graphic evidence of a few of these perennial
themes. Thus:
>	Brands – 2007 was the year which saw the relaunch of the iconic Wispa brand.
>	Innovation and new products – our entry into the UK gum markets with Trident offering new liquid-centre gum technology.
>	Great marketing – the Gorilla advertising campaign for Cadbury Dairy Milk has been one of the most successful and talked about campaigns of the year.
>	Commodity costs – 2007 saw some very dramatic increases in commodity prices. But we have seen this before. In 1975 the sterling price of sugar rose by 60%, milk 37% and packing materials by 25%. Cocoa rose in price from £776/tonne in 1976 to £3,660/tonne in 1977.
>	Changing tastes – in the past five years we have seen the rise in consumer health awareness – reflected in the trends towards diet drinks, sugarless gum and darker chocolates.

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Chairman’s statement continued

Corporate Governance
In 1969 the disciplines of investor relations and governance, which are now so central to the stewardship of public companies, had hardly been thought of.

As companies evolved beyond family businesses with predominantly small shareowners, the first phase in this evolution was the transfer of powers to professional management. But what we have seen with the subsequent growth of the governance movement has been the increasing influence of institutional shareowners.

Although not without its moments of excess, improved governance has generally been a good thing for corporate Britain, stemming from the publication of Sir Adrian Cadbury’s seminal report “The Financial Aspects of Corporate Governance”, published in December 1992.

Unfortunately, governance has also sometimes served as a Trojan horse for anti-business sentiments. Indeed, the growth of anti-business feeling – the folly of seeing business as somehow standing apart from society, rather than being the engine that allows its needs to be met – has been an unhappy regression in British society.

The first paragraph of Sir Adrian’s review reads “The country’s economy depends on the drive and efficiency of its companies. Thus the effectiveness with which their boards discharge their responsibilities determines Britain’s competitive position. They must be free to drive their companies forwards, but exercise that freedom within the framework of effective accountability. That is the essence of any system of good corporate governance.”

A more succinct statement of the essence of corporate governance has yet to be crafted.

It is not only boards, of course, who hold management to account. So do shareowners – and shareowner registers have been in a state of increasing flux with the rise of activist managers, hedge funds and private equity.

In their different ways, all of them are aggressive agents of accountability, arguably more so than their more conventional fund manager counterparts. Public company life has, in short, become much more demanding. Scrutiny is more intense, and tolerance of failure more limited.

Corporate social responsibility
It is not just financial performance under the microscope. Recent decades have also seen an increasing emphasis on Corporate Social Responsibility, a movement whose central insight has been that in a modern capitalist society it is not just what companies do that matters – whether they meet their targets or not – but how they do it.

This principle has always been part of Cadbury’s genetic code. The family, and later the company, were always keenly interested in doing business the right way, and doing right by all those stakeholders with whom it had dealings –shareowners yes, but also employees, consumers, customers, suppliers and the communities within which we operate.

This cannot of course prevent us from making difficult decisions. This was again captured by Sir Adrian Cadbury in the 1981 annual report. Reflecting on the company’s response to the structural decline in manufacturing jobs, he said “The prime responsibility of an individual company faced with these fundamental changes …. must be to maintain its competitive ability. If it fails in this it puts more jobs at risk and puts an additional burden on the community”.

These dilemmas still engage the company today as it faces the ongoing challenge to remain efficient in a globalising world. And the answers remain the same.

I am confident that some of Cadbury Schweppes plc’s longevity and success is attributable to its ethical heritage which lends substance to the mantra – “Performance driven, values led.” While much has changed both within and beyond the company, the imperative of running the business the right way has never changed. Strong brands, supported by an ethical culture, have remained constant.

It is this heritage of brands and values that underpins my confidence in the future of the company. We have brands that consumers love – and the values which lie at the heart of Cadbury Schweppes resonate with the consumer. This is a powerful competitive advantage.

Board changes
We welcomed Guy Elliott to the Board on 27 July 2007. Guy brings international business experience and financial acumen, both of which will be invaluable. David Thompson retires from the Board and as Chair of the Audit Committee in March. We thank David in particular for his eight year stewardship of the Committee and more broadly for his ten years of wise counsel and service to the Board. The Board also thanks Rosemary Thorne who resigned on 5 September 2007, after serving for over three years on the Audit, Remuneration and Nomination committees.

Dividends
The Board will be proposing a final dividend of 10.5 pence, an increase of 6%, bringing the total increase for the year to 11%. This reflects the Board’s confidence in the future prospects of the businesses.

Outlook
We remain confident in the prospects for both businesses despite these more uncertain economic times.

We have already announced that, following the demerger, two new Chairmen will succeed myself – Roger Carr for Cadbury plc and Wayne Sanders for the Dr Pepper Snapple Group Inc. Both are highly experienced and bring first class credentials to their respective roles.

Finally, it has been my enormous pleasure to work with many colleagues, in many disciplines, in most countries of the world. It is they who delivered success. I thank them, and wish for them even further prosperity in the future.

4 March 2008

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Highlights & Overview

Chief Executive’s review
moving cadbury forward

2007 was another significant year in the evolution of Cadbury Schweppes. It was the year which marked the end of an ambitious four-year strategy which transformed our company. It also was a year during which we embarked on the separation of the Group into two broadly equal-sized businesses, namely Confectionery and Americas Beverages.

Todd Stitzer Chief Executive Officer

The Chairman has put the evolution of our business into its full historical perspective. Here, I’ll first describe the platform we’ve created and the performance we’ve delivered in the last four years, culminating in our achievements in 2007. Then, I’ll focus on how, in the next phase of our journey, we plan to exploit our platform to make Cadbury plc the world’s best, as well as biggest, confectionery company.

Our performance 2004–2007
In October 2003 we set out a four year plan to transform our business – strategically, commercially, operationally, financially and culturally.

Implementation of strategy
On the strategic front, we acquired and integrated Adams ahead of plan. The acquisition of Adams helped to create the world’s largest confectionery company with number one or number two confectionery market positions in 20 of the world’s 50 largest confectionery markets by retail sales value.

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Chief Executive’s review continued

Chart 1: 2006 Confectionery Revenue by Total Market Leadership Position

We followed it up with bolt-on acquisitions of Green & Black’s, the world’s largest organic chocolate company; Intergum, Turkey’s largest gum business; Dan Products, the number one gum company in South Africa; Kandia-Excelent, Romania’s second largest confectioner; and Sansei, one of Japan’s leading functional candy companies.

On the beverages side, we integrated our US and European beverage businesses. We subsequently sold European Beverages for a very good price and invested part of the proceeds to strengthen our route to market in the US by buying independent bottlers.

In early 2007 we announced the separation of our Confectionery and Americas Beverages businesses to create greater focus and ultimately greater shareowner value.

Commercial perspective
Four years of revenue growth at double the rate of our historic growth is a strong testament to the scale of our commercial performance. This has driven four years of consistent market share growth against our toughest competitors in their home markets.

Chart 2: Cadbury Confectionery Revenue Growth

The improvement in our commercial performance was driven by significantly increased investment in marketing, innovation and commercial capabilities, resulting in the doubling of our innovation rate.

Chart 3: 2003–2006 Confectionery Revenue from Innovation

Operating progress
Operating performance over the duration of the strategy has consistently improved through restructuring, systems implementation and focus.

Between 2004 and 2007 we closed or sold 25% of our factories and distribution centres and reduced our workforce by 10%. In June 2007 when we launched our Vision into Action strategy we announced plans to close another 15% of our factories and distribution centres and also reduce our workforce as a result by the end of 2011.

We’ve implemented a consistent SAP-based IT system, first in Australia then the USA, and finally in the UK, effectively aligning our IT platforms in these markets.

The execution challenge surrounding these changes has been complex and logistically demanding, particularly in the context of simultaneously restructuring and revitalising our commercial organisation.

Financial improvement
From a financial perspective, over the four year period from 2003 to 2007, our total shareholder returns grew by nearly 90%, placing us among the top quartile of our peers.

Chart 4: Cadbury Schweppes TSR against Peer Group 2003–2007

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Highlights & Overview

The Group is also stronger financially with capital more tightly managed and debt significantly reduced. Working capital has declined three years running and, including 2007, the total improvement in average working capital days has reached 14. The combination of cash flow and proceeds from disposals has reduced the debt taken on to acquire Adams, leaving the Group with an efficient balance sheet.

Cultural progress
Over the last four years, we have transformed the quality and capabilities of our people. We have supplemented our own talent with significant external experience and today, of the top leaders in the organisation, over 25% are new to the company. To create a high performance culture, we have aligned rewards more closely with the value drivers for the business and raised the capability bar across the whole business. Through all this challenge and change our culture has remained resilient and robust, seeking always to act with care and responsibility for our colleagues and the communities in which we do business.

Decision to demerge Americas Beverages
The successful delivery of our 2004 – 2007 plans gave us the confidence that Confectionery and Americas Beverages would deliver more value to our shareowners as independent focused businesses. The businesses are now running independently, and we continue to work towards a demerger in the second quarter of 2008 subject to legal and shareowner approvals and debt refinancing.

2007 performance
Group performance in 2007 is testament to the strong platform we have been building since 2003 and the resilience of our people and business model. Overall, our revenues and underlying profits were up 11% and 4%, respectively, in constant currency. Underlying EPS improved by a modest 2% due to business improvement costs and M&A activity.

Americas Beverages produced credible results in challenging markets. Base business revenues were ahead by 4% as the business reaped the twin benefits of focus on core brands and route to market consolidation. Our core flavour brands continued to benefit from the trend away from colas, and the revitalisation of Snapple has demonstrated real traction. The 40 bps gain in carbonated soft drinks (CSD) in the US market the fourth consecutive year of market share gains.

While underlying operating margins were negatively affected by the consolidation of lower margin bottling acquisitions and Accelerade launch losses, they remain high at around 20% with margins of the base business slightly ahead excluding the impact of Accelerade.

The base business confectionery revenues grew at a record 7% with strong contributions from most of our businesses, including in Britain where the results improved strongly. Underlying operating margins were ahead by 30 bps before business improvements and foreign exchange despite continuing commodity cost challenges and increased investment in growth.

In Confectionery, excellent early progress was made against each key element of our Vision into Action plan (for a more in depth review of Vision into Action see pages 8 and 9). It is worth highlighting these achievements here to give you some insight into our Confectionery plans for the next four years.

Chart 5: Cadbury Schweppes U.S. CSD Market Share 2003-2007

Since we announced our new strategy in June, we have been embedding a new category organisation in our Confectionery business and focusing our efforts on ‘fewer, faster, bigger, better’ initiatives, which helped achieve revenue growth at +7% in our 12 focus markets, +10% in our 13 focus brands and +12% in our focus customers.

One of our focus brands, Trident, had a stellar performance, with revenues ahead on last year by over a quarter. It is now our biggest brand and the largest gum brand in the world. The brand was launched in two white space markets in 2007, Turkey and Britain, with excellent results.

In line with our efficiency drive, we have been right-sizing central overheads in preparation for separation and reorganising regional structures, mainly by clustering commercial units and delayering. Commercial clustering is already driving great results in Latin America. We have also been successfully reconfiguring our chocolate manufacturing in Britain and our candy supply chain in Asia Pacific.

Outlook
As we look ahead to 2008, although economic conditions remain uncertain, we take confidence from the fact that we have created strong foundations for the businesses and that they operate in economically resilient categories.

In 2008, Americas Beverages will continue to benefit from the focus on core advantaged brands and superior route to market capability, with revenues expected to grow between 3–5%. We aim to largely cover the expected margin headwinds through pricing and restructuring benefits. However, taking into account the consolidation of lower margin bottling acquisitions, reported margins are likely to be modestly lower year on year, with the profits weighted toward the second half.

In Confectionery, our strong momentum should help us to achieve revenue growth in the upper half of our 4%–6% goal range. Good operating leverage, particularly in gum, the initiatives in place to deliver savings, early progress on a turnaround in our underperforming markets (China, Nigeria and Russia), and a robust approach to pricing should enable us to deliver meaningful confectionery margin progression in 2008.

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the world's
biggest & best
confectionery
company

With the demerger of the Americas Beverages business under way, our focus is now on how to take the world’s biggest confectionery business and make it into the best.

At the heart of our plans is our “fewer, faster, bigger, better” strategy which seeks to ensure that we aggressively exploit the strength of our confectionery platform to maintain our strong revenue momentum and deliver a step-change in our margin performance.

Well placed to deliver superior performance We are confident that in Cadbury plc we will have the business that can continue to deliver this superior performance because:
>	the global confectionery market is growing robustly;
>	the strength and breadth of our market positions, across different geographies and categories, should allow us to capture this growth and deliver high returns;
>	the unexploited potential of our business is significant; and
>	we have the strategy and management to deliver on our plans, and believe that Cadbury plc will benefit from the focus our management can give the business.

Underpinned by confectionery market growth
The confectionery market is growing around 5% per annum, with revenues growing in low single digits in developed markets and in double digits in emerging markets. Strong brands, a high level of impulse sales and limited private label penetration also mean confectionery is a profitable market for companies with strong brands and effective routes to market.

Chart 7: 2002–06 Key Category Retail Sales Growth

Confectionery’s growth potential is underpinned by these favourable market dynamics. We have strong brands and competitive positions in the confectionery market in three categories: chocolate, candy and gum. We have strong leadership positions in many individual markets.

Additionally, we have a strong presence in the faster growing categories and have the largest emerging markets confectionery business with a 10% share, and stronger positions than all our key global competitors. Emerging markets account for around a third of our total revenues.

In summary, our growth ambitions are underpinned by our favourable category and geographic exposure. Indeed, if we simply held share in our various markets this should be sufficient to generate over 5% annual growth in revenues. Our firm intention, however, is to outperform the market by increasing our focus on the highest return areas and reducing the complexity which is evident in many parts of our business.

Vision into Action and our financial scorecard
Our vision is to be the world’s biggest and best confectionery company. We are currently the biggest, and we have an enduring commitment to becoming the undisputed best.

Our Vision into Action business plan encapsulates how we plan to deliver our goals by outlining key priorities – growth, efficiency, capabilities and sustainability – and our financial scorecard shows the financial targets the business plan sets out to deliver. We give more information on each of these in the Description of Business on pages 10 to 24. I will highlight growth and efficiency priorities here.

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Highlights & Overview

Growth
Our growth strategy – “Fewer, Faster, Bigger, Better” – has a number of key components:
>	Category and geographic focus as a means of providing scale and simplicity. We focus our efforts on a limited number of key markets in each category – those that are biggest today, or will be tomorrow.
>	Focusing on our biggest, strongest brands. We have thirteen brands that generate around half our total revenues. In future these brands will get a higher portion of our marketing support.
>	Leveraging strength in one category in other categories. A good example of this would be the launch of Trident into the UK market – with our strong chocolate and candy presence providing a base to enter the gum market.
>	Targeting customers who offer us the best potential reward which include some of our largest global customers.

There is one final component of our growth strategy. While our main opportunity is to drive performance from better exploiting the inherent potential of our existing business, we want to supplement this with judicious acquisitions which will enhance value and support our strategy. However, our focus in 2007 has been, and in 2008 is likely to be, on integrating and deriving full benefit from our recent acquisitions in Turkey, Romania and Japan.

Efficiency
We recognise that it is not enough to grow faster; we must also be more profitable. Our efficiency target is encapsulated in the ambition to improve our operating profit margins from around 10% in 2006 to mid-teens by 2011.

Our cost reduction and efficiency programme is impacting all parts of the business: in sales, general and administration (SG&A) costs and supply chain; in the regions; and at the centre. By 2011, we expect to close around 15%. of Cadbury’s manufacturing sites around the world and as a result to also reduce gross headcount.

Capability
Our Chairman is fond of saying business is 80% about the people and 20% about the numbers. We will continue to invest in capabilities to support our people to deliver on our growth and efficiency priorities.

We will continue to embed our “Building Commercial Capabilities” programme, which aims to improve commercial decision-making, and marketing and sales expertise by defining a common way of marketing and selling across the business.

Sustainability
At the same time, we are reiterating our commitments to growing sustainably to ensure that we drive change through a culture which remains performance driven and values led.

Within the overriding goal of being performance driven, but values led, we aim to:
>	promote responsible consumption of its products;
>	ensure ethical and sustainable sourcing of raw materials and other inputs;
>	prioritise quality and safety;
>	reduce carbon and water use, and packaging;
>	nurture and reward colleagues; and
>	invest in the communities in which it operates.

Our approach to this area is discussed in detail in its Corporate and Social Responsibility Report.

Delivering superior shareowner returns
Our governing objective remains delivering superior shareowner returns. Our Vision Into Action plan gives our management team a clear roadmap and will focus the energy and efforts of our teams around the world. We have an advantaged confectionery business which has significant under-exploited potential both in revenue and returns. We believe that a balanced delivery of strong growth in revenue and margins, coupled with an increased focus on disciplined capital allocation will allow us to deliver superior returns for our shareowners.

Cadbury Schweppes Annual Report & Accounts 2007	9

description
of
business

Items covered in this section:

Confectionery	12

Americas Beverages	18

Group structure	20

Risk factors	21

Forward-looking statements	24

References to the Group, Cadbury Schweppes, Confectionery, and Americas Beverages throughout this document are defined as follows:

The Group and Cadbury Schweppes mean the current group which is the Confectionery and the Americas Beverages businesses.

Where we refer to Confectionery we mean the four Confectionery operating regions: Britain, Ireland, Middle East and Africa (BIMA); Europe; Americas Confectionery; Asia Pacific (an integrated confectionery and beverages business) and the Central functions, which collectively, will be the Cadbury plc group as it will exist following the demerger effective date. Where we refer to confectionery we mean the three confectionery categories, chocolate, gum and candy.

Americas Beverages is the non-alcoholic beverage business in the United States, Canada, and Mexico, which will become Dr Pepper Snapple Group, Inc. or DPS following the demerger.

Cadbury Schweppes plc
Introduction
The Group’s current principal businesses are confectionery and non-alcoholic beverages. The Group has the largest share of the global confectionery market with broad participation across its three categories of chocolate, gum and candy and by geography. In beverages, it has a strong regional presence in North America and Australia.

Origins
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppes in 1783, and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes.

In the last 25 years, Cadbury Schweppes has significantly changed its geographic and product participation in the confectionery and beverages markets, mainly through a programme of business purchases and sales. In 1997, the Group adopted its ‘Managing for Value’ philosophy with the aim of delivering superior returns for its shareowners. The Group subsequently made disciplined capital allocation decisions focused on the two growing and profitable markets of confectionery and beverages, and refined its portfolio through an active acquisition and disposal programme, which improved its participation in its chosen markets and strengthened its competitive position.

Developments in Confectionery
The acquisition of Adams for US$4.2 billion in 2003 was a significant step-change in the Group’s participation in the global confectionery market, both by category and by geography. Through Adams, the Group nearly doubled its global confectionery market share to 10% and has become the global number two company in gum with a 27% market share, and nearly doubled its global candy market share to 7%. (Source: Euromonitor 2006). By geography, Adams significantly increased the Group’s presence in markets in North and South America, Europe and Asia, and resulted in higher growth in emerging markets representing around 30% of the Group’s confectionery revenues.

Following the Adams acquisition, the Group focused in confectionery on:
>	integrating the Adams business;
>	improving capabilities and commercial execution to increase revenue growth;
>	further strengthening its confectionery platform through selected bolt-on acquisitions; and
>	reducing costs through its ‘Fuel for Growth’ programme to improve margins and allow investment behind growth initiatives.

The Adams integration was completed one year ahead of schedule in 2005, with the business outperforming the acquisition plan. This was primarily due to the strength of the Group’s performance in major gum markets such as the US, and in the roll-out of Adams products and technologies across the Group, such as in France under the Hollywood brand and in Northern Europe and Russia under the Stimorol and Dirol brands.

Since the Adams acquisition, the Group has also invested in a small number of targeted bolt-on acquisitions in faster-growing, emerging markets and in brands with strong growth potential. The total investment has been approximately £500 million, with acquisitions including: Green & Black’s, the UK premium chocolate brand; Kent and Intergum, the leading candy and gum businesses respectively in Turkey; Dan Products,

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Business & Financial review

the leading gum business in South Africa; Kandia-Excelent, the second largest confectionery company in Romania and Sansei Foods Co. Ltd, a Japanese functional candy company. At the same time, a number of small, low growth and non-core brands and businesses have been sold.

As a result of the investment in growth initiatives, the Group’s organic confectionery revenue growth increased from an average of 2–3% per annum between 1996 and 2002 to an average of 6% per annum between 2003 and 2007.

Developments in beverages
In beverages, the group has significantly reduced its geographic participation while strengthening its position in a small number of retained markets to strengthen these businesses.

In the US, from the 1980s onwards, the Group’s beverages presence was developed from its Schweppes base through acquisition to form a balanced portfolio of strong carbonated and non-carbonated brands. In the late 1990s, the Group began to strengthen its US route to market with the creation of its bottling joint venture (latterly Dr Pepper/Seven Up Bottling Group) in 1998, which subsequently accelerated the consolidation of the independent bottling sector through the acquisitions of several independent bottling companies.

At the same time, the Group sold its beverages businesses in markets where it believed it did not have a sustainable competitive advantage. Disposals included: the Group’s 51% stake in Coca-Cola & Schweppes Beverages (1997), the Group’s beverages brands in approximately 160 markets (1999), and the Group’s remaining European and South African beverages businesses (2006).

In the Americas, the North American operations of Dr Pepper/Seven Up, Mott’s and Snapple were merged under a single management organisation in late 2003. This enabled the business to derive significant cost savings and leverage its scale with customers and suppliers across its portfolio of carbonated and non-carbonated soft drinks.

By concentrating resources on a selection of advantaged brands and by focusing on innovation and market place execution under this new structure, Americas Beverages performed well. In 2006 and 2007, a further step was taken in securing the sustainability of this performance by the acquisition and integration of a number of bottling companies to strengthen the Group’s beverages route to market in the US.

Proposed demerger
In March 2007, the Group announced that each of the Confectionery and Americas Beverages businesses had the appropriate platforms to deliver enhanced shareowner returns from being focused, stand-alone businesses.

On 10 October 2007, the Group announced that it had decided to focus on a demerger of its Americas Beverages business through a listing on the New York Stock Exchange. The business will be renamed Dr Pepper Snapple Group Inc. The Confectionery Group will retain a beverages business in Australia, which in 2007 accounted for approximately 8% of Confectionery revenue.

Recent developments
On 9 June 2007, the Group unveiled a new confectionery strategy, Vision Into Action, which is explained in greater detail in the Confectionery section below.

Operations
Market share information, except where otherwise indicated, is sourced from the latest available information from Nielsen, Euromonitor, Beverage Digest or IRI.

In 2007 the Group generated revenues of approximately £8 billion. The revenues from confectionery accounted for 59% with 5% coming from Australia beverages and the remaining 36% coming from Americas Beverages.

The charts below show the relative size of the regions (excluding the central costs in 2007):

FY 2007 Revenue by Region

FY 2007 Underlying Profit from Operations[1] by Region

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Confectionery

Global confectionery market
Confectionery operates in the global confectionery market. The market is large, growing and has attractive dynamics.

Global Confectionery Market Category Share by US Dollar Value

For an explanation of Underlying profit from operations and a reconciliation to profit from operations see pages 25 to 27.

The global confectionery market is the world’s fourth largest packaged food market. It represents 9% of that market, and has a value at retail of US$141 billion. Chocolate is the largest category, accounting for over half of the global confectionery market by value.

Globally, confectionery is growing at around 5% per annum, faster than many other packaged food markets.

Developed markets, which account for around 67% of the global market, grew 3% per annum between 2001 and 2006. Premium and wellness products, such as high cocoa solids chocolate and functional and sugar-free candy and gum, are driving growth in these markets. Growth in premium products increased chocolate market growth by around 1% per annum in the 2001–2006 period, while, in wellness, sugar-free gum grew at around 8% per annum.

Confectionery: Developed Market Annual Growth 2001–2006

Confectionery: Emerging Market Annual Growth 2001–2006

Emerging markets grew at around 10% per annum between 2001 and 2006, with strong growth across all categories. Per capita consumption of confectionery in emerging markets is significantly below that in developed markets. Growth is being driven by increasing per capita consumption, which is closely correlated with per capita wealth increases, and by population growth.

By participant, the market is relatively fragmented, with the five largest confectionery companies accounting for less than 40% of the market and the top 10 for less than 55%. There are a large number of companies which participate in the markets on only a local or regional basis.

Gum is the most concentrated category, with the two largest companies accounting for 62% in 2006. In chocolate, the five largest companies accounted for over half of the market, but in candy, the top five accounted for only a quarter.

The confectionery market is primarily branded: there is a low level of private label sales and products are sold through a wide range of outlets.

Cadbury Schweppes in the global confectionery market
Cadbury Schweppes’ leadership of the global confectionery market by value is underpinned by number one or number two confectionery market positions in 20 of the world’s 50 largest confectionery markets by retail sales value. Markets where the Group has number one or number two market positions accounted for around three quarters of Confectionery Group’s revenue in 2007.

Of the Confectionery revenue, chocolate and cocoa-based beverages accounted for 42%, gum 29%, and candy 21%. Australia beverages accounts for the remaining 8%.

The Group has a strong presence in faster growing categories and markets. Gum, 29% of Confectionery revenue, is a prime example. In 2007, wellness confectionery, including products like sugar-free and fat-free products, and medicated candy grew in the confectionery market as a whole by 8% per annum from 2002–2007, against 5% growth for other products. Our wellness sub-category, which includes dark chocolate, accounts for around 30% of Confectionery revenues.

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Market share in the global confectionery market (US dollar share)
	Global
	Confectionery
	Market	Chocolate	Gum	Candy

Cadbury Schweppes	10.1%	7.3%	27.0%	7.4%

Mars	8.9%	14.7%	–	2.8%

Nestle	7.7%	12.5%	0.1%	2.9%

Wrigley	5.5%	–	34.5%	2.2%

Hershey	5.5%	8.3%	1.3%	2.7%

Kraft	4.3%	7.8%	0.1%	0.3%

Ferrero	4.2%	6.8%	–	1.5%

Source: Euromonitor:

The Group also has the largest (by value) and most broadly spread emerging markets business of any confectionery group, which in 2007 accounted for approximately one-third of confectionery revenue. From 2004 to 2007, revenue of the Group’s emerging markets confectionery businesses grew on average by 12% per annum on a like-for-like basis.

The Group competes against multinational, regional and national companies. The Group’s brands include many global regional and local favourites. Like the other top five chocolate groups, our chocolate share is built on regional strengths, including strong positions in the UK, Ireland, Australia, New Zealand, South Africa and India. The largest brand in chocolate is Cadbury Dairy Milk; other key brands are Creme Egg, Flake and Green & Black’s.

The Group has a number two position in gum with Trident being the largest brand. This position is built on strong market share in the Americas, in parts of Europe (including France, Spain & Turkey) and in Japan, Thailand and South Africa. Other brands include Hollywood, Stimorol, Dentyne, Clorets and Bubbaloo.

In candy the largest brand is Halls accounting for around one third of candy revenues, and other significant regional and local brands include Bassetts, Maynards, the Natural Confectionery Company and Cadbury Eclairs.

The Group uses a wide variety of raw materials purchased from a broad range of suppliers. Principal inputs are packaging materials (such as paper and plastics), sugar and other sweeteners, cocoa, and dairy products. Confectionery will seek to minimise the impact of price fluctuations and ensure security of supply by entering into forward purchase agreements and long-term contracts where appropriate.

Confectionery strategy – The Vision into Action plan
Confectionery strategy for the years 2008–2011 is embodied in its Vision into Action business plan. The governing objective remains to deliver superior shareowner returns through achieving our vision of being the biggest and best confectionery group in the world.

Confectionery aims to achieve this vision through delivering its financial scorecard. The financial scorecard for the 2008–2011 period is as follows:
>	annual organic revenue growth of 4–6%.;
>	total confectionery share gain;
>	mid-teens trading margin by 2011;
>	strong dividend growth;
>	efficient balance sheet; and
>	growth in return on invested capital.
Confectionery will focus on the following priorities to deliver its financial scorecard and its vision:
>	to drive growth through a concentration on “fewer, faster, bigger, better” participation and innovation (bringing to market more quickly a smaller number of larger projects with greater impact), supported by the global category structure introduced in 2006;
>	to drive cost and efficiency gains to help achieve the margin goal;
>	to continue to invest in capabilities to support growth and efficiency agendas; and
>	at the same time, retaining commitments to growing sustainably and to Cadbury’s strong cultural heritage.

Revenue growth of 4–6% per annum
The goal is to grow revenue on a base business basis by between 4–6%. per annum, reflecting the growth prospects of the Confectionery business. This goal is underpinned by global confectionery market growth of around 5% per annum over the last five years and by Confectionery’s greater weighting toward higher growth categories such as gum and emerging markets. It also accommodates some brand portfolio rationalisation as described below.

Category focus for scale and simplicity
To help drive revenue growth, under its structure of managing each confectionery category on a global basis, Confectionery will focus its resources on advantaged markets in each category where innovative products will be developed and launched. In innovation, the number of smaller, non-advantaged innovation projects will be reduced and increased resources will be applied to larger innovations from which Confectionery can derive competitive advantage.

Drive advantaged, consumer-preferred brands and products
Confectionery will also increase its focus on its biggest, most advantaged brands, and on key markets. As part of this focus, some of the smaller brands and products in the portfolio, accounting for approximately 5% of confectionery revenue, are being rationalised over the plan period.

Confectionery will focus its resources on its top 13 brands, which accounted for around 50% of confectionery revenue in 2007. These brands have grown base business revenue at 10% in 2007, and have gross margins that are around 8% higher than the confectionery portfolio overall. The focus will be on five brands which have the strongest potential in existing and new markets (Cadbury, Trident, Halls, Green & Black’s and The Natural Confectionery Company) on a global basis. The remaining 8 brands in the top 13 are: Creme Egg and Flake in chocolate; Hollywood, Dentyne, Stimorol, Clorets and Bubbaloo in gum; and Eclairs in candy.

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Confectionery is also increasing its focus on a limited number of markets in each category, based on their size today or their potential for future scale and growth. Six countries are common across all categories: the US, the UK, Mexico, Russia, India and China. The remaining countries vary by category: in chocolate, they are South Africa and Australia; in gum, Brazil, France, Japan and Turkey; and in candy, Brazil, France, South Africa and Australia. Other similar, affinity markets are being clustered around these lead focus markets, and initiatives are being rolled out from lead markets into these affinity markets.

Accelerate new market entry via “Smart Variety”
Confectionery aims to accelerate its entry into markets where it does not currently have a presence via the “Smart Variety” model, which uses existing distribution strength to expand into new categories. Confectionery ultimately aims to have a strong position in all three confectionery categories in the markets in which it operates. Recent initiatives in pursuit of this goal include the launch of gum in the UK market under the Trident brand to complement an existing strong presence in chocolate and candy, and the launch of Halls in France.

Create advantaged customer partnerships via total confectionery solutions
Confectionery is focusing its efforts on seven leading customers and three trade channels. These seven leading customers accounted for over 10% of confectionery revenue in 2007, and these revenues grew by 12%. We believe Confectionery is uniquely placed to support these customers given that it will be the only major confectionery group with a substantial presence across all three confectionery categories, and, given that, for the top three global retailers, we have more total confectionery leadership positions than our competitors in their key markets.

Expand platforms through acquisition
As the leading global confectionery business, we will continue to investigate available confectionery opportunities to grow our platform. The focus will be on bolt-on acquisitions to enhance existing positions in growing categories and markets and we will only undertake acquisitions if these fit with our strategy and meet our stringent criteria for value creation.

Significant increase in operating margins to mid-teens by 2011
Confectionery’s goal is to increase operating margins to mid-teens by 2011.

A programme of cost reduction and efficiency is being undertaken, which will result in an exceptional restructuring charge of approximately £450 million, of which around £50 million is expected to be non-cash. In addition, the programme will require incremental capital expenditure of around £200 million over the next three years. Delivery of the programme is being supervised by a Global Performance Director.

Cost reduction initiatives are impacting all parts of Confectionery: in sales, general and administration (SG&A) costs and supply chain, in the regions and at the centre. SG&A cost reductions began to deliver benefits from 2007 while supply chain configuration benefits will reduce manufacturing costs from 2009 onwards. Initiatives include:
>	combining the central London headquarters with the new Britain, Ireland, Middle East and Africa region and Britain & Ireland business in a new location west of London during the second quarter of 2008;
>	clustering a number of countries which have previously been run as individual operations;
>	adopting a more centralised decision-making process to category and brand management; and
>	additional outsourcing opportunities in the areas of back-office processing, IT and liquid chocolate production.

Consequently, over the 2007 to 2011 period, around 15% of Confectionery’s manufacturing sites around the world are expected to be closed and it is anticipated that headcount will also be reduced as a result.

In addition to the contribution from this cost reduction programme, it is expected that margins will benefit from:
>	improved operating margin performance in key emerging markets, notably China and Nigeria, which are currently loss making;
>	a focus of resource on categories and brands which are growing faster and which earn above average returns; and
>	strengthened profit performance from the confectionery business in Britain & Ireland, where performance has been below expectations as a result of the IT system implementation in 2005 and the product recall in 2006.

Strong dividend growth
Confectionery intends to target a dividend payout ratio in the medium term of 40–50%. of earnings. In the shorter term, it intends to pursue a progressive dividend policy reflecting its confidence in the Vision into Action plan and the earnings potential of the business.

Maintaining an efficient balance sheet
Confectionery will manage its capital base efficiently and will target a capital structure consistent with maintaining an investment grade credit rating.

Growing return on invested capital
The combination of higher revenue growth and margin improvement is expected to drive growth in return on invested capital. Confectionery also expects to continue its disciplined approach to working capital management, and to continue to recycle capital from low-growth and non-core businesses into organic investment and bolt-on acquisitions with a greater potential for higher growth and returns as appropriate.

Continuing to invest in capabilities
Confectionery will continue to invest in capabilities to support its growth and efficiency agendas.

Confectionery will continue to embed the “Building Commercial Capabilities” programme, which aims to improve commercial decision-making and marketing and sales expertise by defining a common way of marketing and selling across the business. It is also the intention to invest further in developing its Science & Technology capabilities.

The clustering and delayering of the organisation, and an increasing level of outsourcing, will also assist Confectionery in its goal of streamlining processes so that it has world-class capabilities across the business, including in supply chain, finance and IT.

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Sustainability commitments
Confectionery will retain commitments to growing sustainably and to its strong cultural heritage.

Within the overriding goal of being performance driven, but values led, our aims are to:
>	promote responsible consumption of our products;
>	ensure ethical and sustainable sourcing of raw materials and other inputs;
>	prioritise quality and safety;
>	reduce carbon and water use, and packaging;
>	nurture and reward colleagues; and
>	invest in the communities in which we operate.

The Group’s approach to and performance in this area is discussed in detail in its Corporate and Social Responsibility Report, (published every two years) and in the society and environment section of our website. This is available on www.cadburyschweppes.com and will be available from demerger on www.cadbury.com. In 2006, the Group’s Corporate and Social Responsibility Report set out goals and sustainability commitments for the period 2006–2010 in five key areas: marketing, food and consumer issues; ethical sourcing; environment, health and safety; human rights and employment standards; and community involvement.

On 2 July 2007 the Group launched a new environmental strategy designed to reduce the Group’s environmental impact by minimising the use of energy, packaging and water which aims:
>	to reduce net absolute carbon emissions by 50% by 2020, with a minimum of 30% from company actions;
>	to reduce packaging used per tonne of product by 10%, and by 25% in more highly packaged seasonal and gifting items;
>	to use more environmentally sustainable forms of packaging, aiming for 60% biodegradable packaging and 100% of secondary packaging being recyclable; and
>	to ensure that all “water scarce” sites have water reduction programmes in place.

Regions in Confectionery
Confectionery was organised into four regions with effect from 1 July 2007. The four regions are: Britain, Ireland, Middle East and Africa (BIMA); Europe (including Russia and Turkey); Americas; and Asia Pacific. Further information on each of these regions is set out below.

In 2006, the commercial confectionery operations were reorganised under a category structure, with each of the three confectionery categories of chocolate, gum and candy managed on a global basis. This structure will be further embedded in the regions to ensure excellence of execution and increase efficiency.

This structure enables the regions to focus on delivering the commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.

Within regions, Confectionery will also be clustered to reduce the number of business units and increase focus, and global, regional and business unit head offices will be co-located to reduce building and back-office costs. Further savings will be achieved through allocating dual roles to functional leaders to reduce headcount and increase efficiency of decision-making.

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Britain, Ireland, Middle East and Africa (BIMA)			% of Group
	FY 2007		Total [1]

Revenue	£1,579	m	20%

Underlying profit from operations[2]	£169	m	14%

Underlying operating margin	10.7%		–

Profit from operations	£99	m	10%

Number of manufacturing sites	21

Main markets:	UK, Ireland, South Africa, Egypt, Nigeria

Main Brands:	Cadbury, Green & Black’s, Trident, Stimorol, Chiclets, Bassett’s, Halls, Maynards, The Natural Confectionery Company, Tom Tom, Bournvita

[1]	Excludes Central
[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see pages 25 to 27.

The BIMA region is the largest Confectionery region in terms of revenue. It mainly comprises chocolate businesses in the UK, Ireland, South Africa and Nigeria, but also includes market leading gum businesses in South Africa and Egypt, and candy businesses throughout the region.

Britain and Ireland is the largest confectionery business in BIMA, representing around 80% of revenue. The Group currently has a leading 28.1% share in the UK, the world’s second largest confectionery market. In the UK and Ireland, we sell chocolate principally under the Cadbury and Green & Black’s brands, and candy products under brands including Bassett’s, Halls, Maynards, The Natural Confectionery Company and Trebor. Trident gum was launched in the UK in early 2007 and has secured a 10% market share during the year.

The Group is the leading confectionery group in Africa. In the

Middle East and Africa, the Group’s main confectionery operations are in South Africa, Nigeria and Egypt.

In South Africa, we have the leading confectionery market share at 31%. We sell chocolate and candy under the Cadbury and Halls brands, and, with the acquisition of the Dan Products business in 2006, we now have a leading share of the South African gum market, mainly under the Stimorol brand, at 57%.

In 2006, the Group increased its shareholding in Cadbury Nigeria to 50.02% . The Nigerian business sells candy, food beverages and bubble gum. Its lead brands include Tom Tom, our biggest selling candy in Africa, Bournvita and Bubba bubble gum. In Egypt, we sell products under the Cadbury, Bim Bim and Chiclets brand names and have a 41% share of the confectionery market. The Group also operates in Morocco, Lebanon, Ghana and Kenya.

Europe			% of Group
	FY 2007		Total [1]

Revenue	£879	m	11%

Underlying profit from operations[2]	£91	m	8%

Underlying operating margin	10.4%		–

Profit from operations	£70	m	7%

Number of manufacturing sites	18

Main markets:	France, Poland, Spain, Russia, Turkey, Greece, Scandinavia, Romania

Main Brands:	Hollywood, Halls, Wedel, Trident, Dirol, Stimorol, Kent, Poulain, First, Falim

[1]	Excludes Central
[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see pages 25 to 27.

The Europe region comprises businesses in Western and Eastern Europe (including Russia and Turkey), excluding the UK and Ireland. It principally sells candy and gum, with the only significant chocolate businesses in Poland, Russia and France.

France is the region’s largest operating unit and confectionery has the leading position in the French confectionery market – the world’s eighth largest. We have a 47% share of the French gum market, principally under the Hollywood brand, and also sell candy under the La Pie Qui Chante and Carambar brands, and chocolate, mainly under the Poulain brand. In 2007, Halls was launched in France, and the brand now has a 5% share of the candy market.

Gum is sold under the Trident brand in Spain, Portugal and Greece, and under the Stimorol and V6 brands in Switzerland, Denmark, Belgium and Sweden, while candy is sold under the Halls brand in Spain and Greece. Chocolate is sold under the Wedel brand in Poland, where we have a 15% market share.

Confectionery also operates in the Netherlands and Switzerland selling mainly gum.

Other important businesses in the Europe region are those in Russia and Turkey. We have a 27% share of the gum market in Russia through the Dirol brand, and also sell medicated candy under the Halls brand and chocolate under the Cadbury brand. In Turkey, we have the leading share of the candy market at 54%, with brands including Kent, Missbon, Olips and Jelibon. The acquisition of Intergum, the leading Turkish gum business, which completed in August 2007, has resulted in a 63% share of the Turkish gum market, primarily under the Trident, First and Falim brands.

In June 2007, the Group acquired 93.32%. of Kandia-Excelent, which has a 21%. share of the Romanian confectionery market, resulting in the Group having a 27%. share of candy and the second largest share of the chocolate market at 18%. Since its initial acquisition, we have now increased our shareholding in Kandia-Excelent to 95%.

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Americas Confectionery			% of Group
	FY 2007		Total [1]

Revenue	£1,372	m	17%

Underlying profit from operations[2]	£248	m	20%

Underlying operating margin	18.1%		–

Profit from operations	£205	m	20%

Number of manufacturing sites	8

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela

Main Brands:	Trident, Halls, Dentyne, Stride, Bubbas, Clorets, Chiclets, Cadbury,

[1]	Excludes Central
[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see pages 25 to 27.

The Group has businesses in all the Americas region’s major countries, including the US, Canada, Mexico, Brazil, Argentina, Venezuela and Colombia. Approximately 54% of sales are in the US and Canada, with the remainder in Mexico and Latin America. Outside Canada, the region sells principally gum and candy. Four brands (Trident, Dentyne, Halls and the Bubbas) account for around 65% of revenue. In the US, the world’s largest confectionery market, we have the second largest market share in gum at 34%, mainly through the Trident and Dentyne brands, and the leading share at 56% in cough/cold confectionery through Halls. In 2006, a new US gum brand, Stride, was launched, which now has a 5% share of the US gum market.

The Group has the largest confectionery business in Canada, the world’s 11th largest confectionery market, with an overall

20% market share, and has leading market positions in gum, candy and cough/cold confectionery, and a top three position in chocolate. In Latin America, the Group has the leading overall confectionery market share at 18%, double that of its nearest competitor. It has a 65% share of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. It also has the second largest share of the candy confectionery market at 9%.

The Group has a broad-reaching distribution infrastructure in Latin America which enables it to supply a diverse customer base of small shops and kiosks. In Mexico, the Group has a 78% share of the gum market and an 85% share of the candy market. Other brands sold in the Americas region include Chiclets, Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.

Asia Pacific			% of Group
	FY 2007		Total [1]

Revenue	£1,254	m	16%

Underlying profit from operations[2]	£159	m	13%

Underlying operating margin	12.7%		–

Profit from operations	£146	m	15%

Number of manufacturing sites	19 confectionery

Main markets:	Australia, New Zealand, India, Japan, Thailand, China, Malaysia, Indonesia, Singapore, Philippines, Korea

Main Confectionery Brands:	Cadbury, Halls, Recaldent, Clorets, Bournvita, The Natural Confectionery Co.

Main Beverage Brands	Schweppes, Solo, Spring Valley, Sunkist

[1]	Excludes Central
[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see pages 25 to 27.

Asia Pacific comprises confectionery operations in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and an Australian beverages business, which accounts for approximately 32% of the region’s revenue.

In 2006, the Group entered the Vietnamese market through a third-party distribution agreement, and in 2007 strengthened its position in the Japanese candy market with the acquisition of 96% of Sansei Foods, a Japanese functional candy company.

Australia and New Zealand are our largest markets in the region. Confectionery has a leading position in the Australian confectionery market, with a number one position in chocolate (53% market share), and a strong presence in candy. The Group’s main chocolate brand in Australia is Cadbury Dairy Milk and in New Zealand, brands include Cadbury Dairy Milk and Moro. The Group has a number one position in New Zealand’s confectionery market with a 47% share.

The products of the Group’s Australian beverages business are sold under the Schweppes, Cottee’s, Solo, Spring Valley, and Sunkist brand names. Australian Beverages also has a licence to manufacture, sell and distribute Pepsi, Red Bull, 7 UP, Mountain Dew and Gatorade. The beverages business manufactures, distributes and markets its own products, and also manufactures concentrate and bottles product for other manufacturers.

Other significant markets in this region include India, Japan and Thailand. Our Indian business has a leading presence in chocolate with a 71% market share, and also sells candy under the Eclairs and Halls brands, and Bournvita. In Japan, we sell mainly gum under the Recaldent and Clorets brands, and have the number two position in gum with a 20% market share.

The Group also has leading market shares in Thailand in gum and candy at 63% and 31% respectively. In Malaysia, it has a number one market share in chocolate at 29%, and in gum, a number two position through the Dentyne brand with a 19% market share.

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Americas Beverages
On 10 October 2007, the Group announced that it had decided to focus on demerging its Americas Beverages business through a listing on the New York Stock Exchange. The Americas Beverages business will be renamed Dr Pepper Snapple Group, Inc. (DPS) following the demerger.

Background Americas Beverages operates as a brand owner, a bottler and a distributor through its five segments as follows:
>	its beverage concentrates segment is a brand ownership business;
>	its finished goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business;
>	its bottling group segment is a bottling and distribution business;
>	its Snapple distributors segment is a distribution business; and
>	its Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business.

As a brand owner, Americas Beverages builds its brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address consumer preferences and needs. As the owner of the formulas and proprietary know-how required for the preparation of beverages, Americas Beverages manufactures, sells and distributes beverage concentrates and syrups used primarily to produce carbonated soft drinks (CSD) and manufactures, bottles, sells and distributes primarily non-CSD finished beverages.

Most of Americas Beverages’ sales of beverage concentrates are to bottlers who manufacture, bottle, sell and distribute its branded products into retail channels. Approximately one third of its U.S. beverage concentrates by volume are sold to its Bottling Group, with the balance being sold to third-party bottlers affiliated with Coca-Cola or PepsiCo, as well as independent bottlers. Americas Beverages also manufactures, sells and distributes syrups for use in beverage fountain dispensers to restaurants and retailers, as well as to fountain wholesalers, who resell it to restaurants and retailers. In addition, Americas Beverages distributes non-CSD finished beverages through its own operations and through third-party distributors.

Americas Beverages’ bottling and distribution businesses manufacture, bottle, sell and distribute CSD finished beverages from concentrates and non-CSD finished beverages and products mostly from ingredients other than concentrates. They sell and distribute finished beverages and other products primarily into retail channels either directly to retail shelves or to warehouses through their large fleet of delivery trucks or through third party logistics providers. Approximately three-quarters of Americas Beverages’s 2006 bottling group net sales of branded products come from its own brands, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. In addition, a small portion of its bottling group sales come from bottling beverages and other products for private label owners or others for a fee (referred to as co-packing).

Americas Beverages			% of Group
	FY 2007		Total [1]

Revenue	£2,878	m	36%

Underlying profit from operations[2]	£553	m	45%

Underlying operating margin	19.2%		–

Profit from operations	£486	m	48%

Number of manufacturing sites	25		–

Main markets:	US, Canada, Mexico

Main Beverage Brands:	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7 UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes

[1]	Excludes Central
[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see pages 25 to 27.

Americas Beverages is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored CSDs and non-carbonated soft drinks (non-CSDs), including ready-to-drink teas, juices, juice drinks and mixers. Its brand portfolio includes popular CSD brands such as Dr Pepper, 7 UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and non-CSD brands such as Snapple, Mott’s, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose’s. Its largest brand, Dr Pepper, is the number 2 selling flavoured CSD in the United States according to ACNielsen.

Americas Beverages operates primarily in the United States, Mexico and Canada, the first, second and tenth largest beverage markets, respectively, by CSD volume, according to Beverage Digest. It also distributes its products in the Caribbean. In 2007, 89% of its net sales were generated in the United States, 4% in Canada and 7% in Mexico and the Caribbean.

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Business & Financial review

Strategy
The Group’s strategy for Americas Beverages is as follows:

Build and enhance leading brands
The business has a well-defined portfolio strategy and uses an on-going process of market and consumer analysis to identify key brands that the Group believes have the greatest potential for profitable sales growth. For example, in 2006, 7UP was relaunched with 100% natural flavours and no artificial preservatives, thereby differentiating the 7UP brand from other major lemon-lime CSDs. There will be a continuing investment in key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness.

Focus on opportunities in high growth and high margin categories
The focus is on driving growth in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages, for example, the recently launched Snapple super premium teas and juices and Snapple enhanced waters. The intention is to capitalise on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brands and distribution rights. Americas Beverages also aims to enter into new distribution agreements for e merging, high-growth third party brands in new categories that can use our bottling and distribution network. Americas Beverages can provide these brands with distribution capability and resources to grow, and they provide us with exposure to growing segments of the market with relatively low risk and capital investment.

Increase presence in high margin channels and packages
The business is focused on improving product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, and through increased selling activity and investments in coolers and other cold drink equipment. Increased promotional activity and innovation will increase demand for high margin products like single-serve packages for many of the key brands for example the successful introduction of the A&W “vintage” 20 ounce bottle.

Leverage our integrated business model
Integrated brand ownership, bottling and the distribution business model provides opportunities for net sales and profit growth through the alignment of the economic interests of brand ownership and the bottling and distribution businesses. America’s Beverages will leverage the integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of the businesses’ large retail customers by coordinating sales, service, distribution, promotions and product launches. The intention is to concentrate more manufacturing in multi-product, regional manufacturing facilities, including by opening a new plant in Southern California and investing in expanded capabilities in several of our existing facilities within the next several years.

Strengthen our route to market through acquisitions
The acquisition and creation of the Bottling Group is part of the longer-term initiative to strengthen the route to market for the Americas Beverages products. The additional acquisitions of regional bottling companies broadens the geographic coverage in regions where the business is currently underrepresented, enhances coordination with the large retail customers, more quickly addresses changing customer demands, accelerates the introduction of new products, improves collaboration around new product innovations and expands the coverage of high margin channels.

Improve operating efficiency
The Americas Beverages business was recently restructured which serves to reduce the selling, general and administrative expenses and improves operating efficiency. In addition, the integration of recent acquisitions into the Bottling Group has created the opportunity to improve manufacturing, warehousing and distribution operations. For example, through the creation of multi-product manufacturing facilities (such as our Irving, Texas facility) which provides a region with a wide variety of products at reduced transportation and co-packing costs.

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Description of business continued

Group structure
The Group is managed by the Cadbury Schweppes plc Board of Directors, which delegates day-to-day management to the Chief Executive’s Committee (CEC).

Cadbury Schweppes plc Board of Directors and Chief Executive’s Committee (CEC)
The Board is responsible for the overall management and performance of the company, and the approval of the long-term objectives and commercial strategy.

The Chief Executive’s Committee, which comprises the Chief Executive Officer, the leader of each region and function, and the Group Strategy Director, reports to the Board and is accountable for the day-to-day management of the operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of the growth, efficiency and capability programmes as well as for resource allocation.

The CEC develops global commercial strategy and will address supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts, and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board, reports to the Board on the sources and uses of funds, cash position and capital structure, and reviews the structure and policy of the borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.

Functions
The Group is organised into six global functions as well as the four Confectionery and one Americas Beverages regions explained above. This structure enables the regions to focus on delivering the Group’s commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions commercial interests.

Supply Chain
Supply Chain ensures the reliable supply of products, whether manufactured by the Group or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services, as well as quality and safety of products, and employee safety. Supply Chain is responsible for managing the fixed assets of the Groups manufacturing facilities and warehouses.

Commercial
The role of Commercial is to facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis. Commercial defines category and portfolio strategy; ensures the Group has best-in-class commercial capabilities; partners with other functions such as Science & Technology and Supply Chain in creating innovation; and co-ordinates brand management, consumer insights, and global customer strategy.

Science & Technology
Science & Technology leads the Group’s technical innovation programme. This function sets and communicates global technical priorities, establishes and co-ordinates the science agenda and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin the innovation agenda, including longer-term globally-applicable development programmes. It also co-ordinates nutrition initiatives as a key element of the Group’s food policy and, together with Group Legal, creates a strategy for the Group’s intellectual property assets.

The Group uses its own Science and Technology facilities as well as those of suppliers and has a growing number of external collaborations with university, consultant and industrial partners. The major Science and Technology facilities are at Reading, UK, Hanover Park, New Jersey, and Trumball, Connecticut. The Reading facility provides science and technology support to the Group both globally and to the BIMA and Europe region and to third parties. Hanover Park serves A mericas Confectionery and Trumball Americas Beverages. The Group also has a number of smaller facilities which support business units.

Human Resources
The role of the Human Resources function is to improve performance by enhancing the effectiveness of day-to-day working practices, people capabilities and the quality of their output. Human Resources supports the business in delivering its goals by putting in place the right people for the right job; by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.

Finance
The role of Finance is focused on a strong business partnership with the commercial operators in the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting the Group’s annual contracts (or budgets), for developing longer-term strategy and for managing acquisitions and disposals. It is also responsible for managing financial communications and the Group’s relationship with the investment community.

Legal and Secretariat
Legal and Secretariat partners and supports the regions and other functions by taking responsibility for a broad range of legal and secretarial activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; effective management of the Group intellectual property portfolio; mergers and acquisitions; litigation management; general contract work and incident management.

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Business & Financial review

Risk factors
Introduction
The Group, like all businesses, is exposed to a number of risks which may have material and adverse effects on its reputation, performance and financial condition. It is not possible to identify or anticipate every risk that may affect the Group: some material risks may not be known, others, currently deemed as immaterial, could become material, and new risks may arise.

The Group’s risk management process is described below. It aims to identify the risk factors that may have a material impact on the Group, and to manage them appropriately.

The risk factors identified by the Group’s risk management process are set out below. Each of these could have a material and adverse effect on the Group, including on its reputation, performance and financial condition. They have been divided into four categories: external risks; internal risks; execution risks; and financial risks.

Any investment decision should be made following consideration of the risk factors set out below. The risk factors should also be read in conjunction with the forward-looking statements on page 24 of this document.

Risk management process
The Group’s process for identifying and managing risk is set by the Board. The Board has delegated the day-to-day management of risk within the Group to the Risk and Compliance Committee (RCC). The RCC is chaired by the Chief Executive Officer, and comprises the Chief Legal Officer and representatives drawn from the Group’s Regions and Functions.

The Board conducts an annual review of Group risks, during which it identifies the key risks for the year ahead. As part of this review, operational and strategic risks are proposed as key risks by the RCC, based on inputs from Regions, Function Heads and business leaders. The Risk Factors set out below reflect the key risks identified as part of this process.

Each of the key risks is assigned to a member of the Chief Executive’s Committee (CEC), who proposes a level of risk the Group is willing to take and develops an appropriate plan of action to mitigate the risk. All risk mitigation plans are reviewed, challenged and agreed by the RCC.

Once risk mitigation plans are agreed, Regions and Functions are asked to carry out a self assessment exercise which requires all operating units to confirm compliance with Group policies and also to confirm that key operational controls are in place and working effectively. The results of this exercise, together with a review of specific plans for strategic risks, enable the Board to confirm that the business has a sound, risk-based framework of internal control.

The Group Audit team provides independent re-assurance that the standard of risk management, compliance and control meets the needs of the business, and this includes an evaluation of the accuracy and completeness of the self assessment exercise. Group Audit status reports are discussed with the CEC, Audit Committee and Board on a regular basis.

The Board also recognises that the risks facing the business may sometimes change over short time periods. Every quarter each Region provides an update on new and emerging risks to the RCC and proposals to update the Group risks are provided to the Audit Committee and the Board.

While the Group’s risk management process attempts to identify and manage (where possible) the key risks it faces, no such process can totally eliminate risk or guarantee that every risk is identified, or that it is possible, economically viable, or prudent to manage such risks. Consequently, there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

1. External risks
The Group is subject to a number of external risks. The Group defines external risks as those that stem from factors which are mainly outside of its control. These risks will often arise from the nature of the Group and the industry in which it operates.

Legal, regulatory, political and societal risks
The Group is at risk from significant and rapid change in the legal systems, regulatory controls, and custom and practices in the countries in which it operates. These affect a wide range of areas including the composition, production, packaging, labelling, distribution and sale of the Group’s products; the Group’s property rights; its ability to transfer funds and assets within the Group or externally; employment practices; data protection; environment, health and safety issues; and accounting, taxation and stock exchange regulation and involve actions such as product recalls, seizure of products and other sanctions. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs and have material and adverse impacts on the reputation, performance and financial condition of the Group.

Political developments and changes in society, including increased scrutiny of the Group, its businesses or its industry, for example by non-governmental organisations or the media, may result in, or increase the rate of, material legal and regulatory change, and changes to custom and practices.

The Group may also be subject to regulation designed to address concerns about dietary trends. This could include the introduction of additional labelling requirements, and levying additional taxes on, or restricting the production or advertising of, certain product types, which could increase the Group’s costs or make it harder for the Group to market its products, adversely affecting its performance.

Geographic spread and emerging markets exposure
The Group is exposed to control and other risks inherent in a business which operates in many countries. A failure of control in one or more countries may materially adversely affect the performance or financial condition of the Group as a whole. Approximately one-third of the Group’s confectionery revenues are generated in emerging markets, which have less developed political, legal and regulatory systems which are at higher risk of failure than those of developed markets. Any failure may have a materially adverse impact on the Group’s performance or financial condition.

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Description of business continued

Business continuity and incident management
The Group is at risk from disruption of a number of key manufacturing and distribution assets and systems on which it increasingly depends. The functioning of the Group’s manufacturing and distribution assets and systems could be disrupted for reasons either within or beyond the Group’s control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. While the Group has an incident management system in place, there is a risk that these plans may prove inadequate and that any disruption may materially adversely affect the Group’s ability to make and sell products and therefore materially adversely affect its reputation, performance or financial condition.

Competition and customer consolidation
Increased competition in the markets in which it operates may materially adversely impact the Group’s performance and financial condition. The confectionery industry is highly competitive. The Group competes with other multinational corporations which also have significant financial resources. The Group may be unable to compete effectively if its competitors’ resources are applied to change areas of focus, enter new markets, reduce prices, or to increase investments in marketing or the development and launch of new products. The Group is also at risk from the trend towards greater concentration of its customer base due to consolidation of the retail trade which may result in increased pricing pressure from customers and adversely impact the Group’s sales and margins.

Consumer demand
Consumer demand for the Group’s products may be affected by factors including changes to consumer preferences, unseasonable or unusual weather, or longer-term climatic changes. The Group has made substantial investments in understanding consumer preferences and in its ability to respond to consumer needs through innovation, and also has products appealing to a wide range of consumers. However, it may be unable to respond successfully or at reasonable cost to rapid changes in demand or consumer preferences, which may adversely affect its performance.

Raw materials
The Group depends upon the availability, quality and cost of raw materials from around the world, which exposes it to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests. Key raw materials include cocoa, milk, sweeteners, packaging materials and energy, some of which are available only from a limited number of suppliers. Although the Group will take measures to protect against the short-term impact of these fluctuations and of the concentration of supply, there is no guarantee that these will be effective. A failure to recover higher costs or shortfalls in availability or quality could materially adversely impact the Group’s performance.

Retirement and healthcare benefits
The Group is at risk from potential shortfalls in the funding of its various retirement and healthcare benefit schemes. The liabilities of these schemes reflect the Group’s latest estimate of life expectancy, inflation, discount rates and salary growth which may change. These schemes are generally funded externally under trust through investments in equities, bonds and other external assets, the values of which are dependent on, among other things, the performance of equity and debt markets, which can be volatile. Changes in the value of the assets or liabilities of these schemes and therefore their funding status may require additional funding from the employing entities and may adversely impact the Group’s financial condition.

2. Internal risks
Internal risks are those arising from factors primarily within the Group’s control, including from the Group’s structure and processes.

Information technology infrastructure
The Group depends on accurate, timely information and numerical data from key software applications to aid day-today business and decision-making. Any disruption caused by failings in these systems, of underlying equipment or of communication networks could delay or otherwise impact the Group’s day-to-day business and decision-making and have materially adverse effects on the Group’s performance.

Operational interdependence
The Group’s operations in individual countries are increasingly dependent for the proper functioning of their business on other parts of the Group in terms of raw material and product supply, new products and sales and marketing programme development, technology, funding and support services. Any underperformance or failure to control the Group’s operations in one country properly could therefore impact the Group’s businesses in a number of other countries and materially adversely impact the performance or financial condition of other business units or the Group as a whole.

Product quality and safety
Despite safety measures adopted by the Group, its products could become contaminated or not meet the required quality or safety standards. The Group uses many ingredients, and there is a risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be costly and impact the Group’s reputation and performance.

Employees
The Group depends on the continued contributions of its executive officers and employees, both individually and as a group. While the Group reviews its people policies on a regular basis and invests significant resources in training and development and recognising and encouraging individuals with high potential, there can be no guarantee that it will be able to attract, develop and retain these individuals at an appropriate cost and ensure that the capabilities of the Group’s employees meets its business needs. Any failure to do so may impact the Group’s performance.

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Business & Financial review

Licensing
The Group licences to third parties certain brand and product rights in specific geographies. While such licences are carefully controlled, inappropriate action or an incident at a licensee partner could occur and impact the reputation of the Group’s brands or the Group as a whole.

Outsourcing
The Group is increasing its use of outsourcing arrangements with third parties, notably in information technology, manufacturing, finance and human resources operations. While the Group has benefited from the expertise of these third parties, it is at risk from failures by these third parties to deliver on their contractual commitments, which may adversely impact its reputation and performance, and increase its costs.

Intellectual property
The Group has substantial intellectual property rights and interests which are important to the Group and may require significant resources to protect and defend. The Group may also infringe others’ intellectual property rights and interests and therefore be required to redesign or cease the development, manufacture, use and sale of its products so that they do not infringe others' intellectual property rights. This may require significant resources or not be possible. The Group may also be required to obtain licences to infringed intellectual property, which may not be available on acceptable terms, or even at all. Intellectual property litigation by or against the Group could significantly disrupt the Group’s business, divert management's attention, and consume financial resources, and therefore have a materially adverse impact on the reputation, performance and financial condition of the Group.

3. Execution risks
Execution risks arise from the implementation of the Group’s strategy and its change and restructuring programmes, which aim to enhance long term shareowner value.

Demerger of Americas Beverages
The demerger of Americas Beverages may not complete on the anticipated timetable. Completion of the demerger is subject to the satisfaction (or waiver) of a number of conditions including, amongst others, the approval of the demerger by Cadbury Schweppes shareowners at a shareowner meetings (i.e. general meeting and court meeting) and Court sanction. If the Cadbury Schweppes shareowners do not approve the Proposals at the shareowner meetings, Court sanction is not given or Americas Beverages is unable to raise sufficient finance to repay its debts to the continuing group, the demerger will not complete. If the demerger and the transactions connected with it (e.g. if it fails to repay debts post-demerger) does not occur in part or whole, then the Group may experience a delay in the execution of its strategic objectives, and may be unable to realise the benefits for shareowners that the Board believes will result from the demerger.

There can be no guarantee that the Group will realise any or all of the anticipated benefits of the demerger, either in a timely manner or at all. If that happens, and the Group incurs significant costs, it could have a material adverse impact on the results of the Group.

Vision into Action
There can be no guarantee that the Group’s Vision into Action plan will deliver improvements in business performance and the implementation of the plan may disrupt the Group’s business. On 19 June, 2007, the Group announced a new strategy for Confectionery called Vision into Action, which includes a plan to improve its margin performance to achieve a mid-teens operating margin by 2011. This plan includes gross reductions of approximately 15%. in the number of factories, material changes to the Group’s supply chain configuration, and to the structure and operation of other Group Functions. These changes increase the risk of significant disruption to the Group’s business, which may occur, for example, through defective execution of the Vision into Action plan, unforeseen events, or workforce actions.

The Group expects to incur a restructuring charge of £450 million (of which around £50 million is non-cash) and invest £200 million of capital expenditure behind the ‘Vision into Action’ plan. There can be no guarantee, however, that this investment, or the Group’s other or subsequent investments, will deliver the anticipated improvements in business performance.

Acquisitions and disposals
Risks inherent in the acquisition or disposal of businesses and brands may have an adverse impact on the Group’s business or financial results.

From time to time the Group may make acquisitions and disposals of businesses and brands. While these are carefully planned, the rationale for them may be based on incorrect assumptions or conclusions and they may not realise the anticipated benefits or there may be other unanticipated or unintended effects. Additionally, while the Group seeks protection, for example through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. These factors may materially adversely impact the performance or financial condition of the Group.

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Description of business continued

4. Financial risks
The Group is exposed to market risks such as interest rate and exchange rate risks arising from its international business.

The main financial risks facing the Group are fluctuations in foreign currency, interest rate risk, availability of financing to meet the Group’s needs and default by counterparties. Any of these financial risks may materially adversely impact the performance or financial condition of the Group. A detailed discussion of the Group’s financial risks can be found in the Financial Review on pages 42 to 44.

Forward-looking statements
Statements contained in this Report, including in the Description of Business – Risk Factors, the Financial Review, the Directors’ Report and the Directors’ Remuneration Report, may constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In addition to those factors described under “Risk Factors”, other important factors that could cause actual results to differ materially from our expectations include international economic and political conditions; changes in laws, regulations and accounting standards; distributor and licensee relationships and actions; effectiveness of spending and marketing programmes; and unusual weather patterns. Cadbury Schweppes does not undertake publicly to update or revise any forward-looking statement that may be made in this Report, whether as a result of new information, future events or otherwise.

Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

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Business & Financial review

financial
review

Overview
Information used by management to make decisions
Regular monthly management accounts are produced for review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.

The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
>	Revenue;
>	Underlying profit from operations (before and after Business Improvement Costs);
>	Underlying operating margins;
>	Working Capital;
>	Free Cash Flow;
>	Net cash from operating activities (a key component of Free Cash Flow); and
>	Return on Invested Capital.

Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely underlying profit from operations, underlying operating margins and Free Cash Flow.

Underlying earnings measures
The table below reconciles underlying profit from operations, as we define it, to what we believe is the corresponding IFRS measure, which is profit from operations.

	2007	2006
	£m	£m

Profit from operations	788	909

Add back:

Restructuring	200	133

Amortisation and impairment of acquisition intangibles	42	38

Non-trading items	38	(40)

Contract termination gain	(31)	–

UK product recall	–	30

IAS 39 adjustment	13	3

Underlying profit from operations	1,050	1,073

A segmental analysis of underlying profit from operations is presented alongside profit from operations on pages 82 and 83 of the audited financial statements.

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Financial review continued

In addition, we present underlying earnings per share, along with a reconciliation to reported earnings per share in Note 13 to the audited financial statements. We calculate underlying earnings per share, which is a non-GAAP measure, by adjusting basic earnings per share to exclude the effects of the following:
>	Restructuring costs;
>	Amortisation and impairment of acquisition intangibles;
>	Non-trading items;
>	IAS 39 adjustment;
>	Exceptional items; and
>	The tax impacts of certain intra-group transfers and of the above.

The reconciling items between reported and underlying performance measures are discussed in further detail below.

The costs incurred in implementing significant business reorganisation projects, such as our Confectionery Vision into Action programme, the efficiency programme in pursuit of mid-teen margins, the Fuel for Growth programme to reduce direct and indirect costs following the acquisition of Adams in 2003 and integrating acquisitions are classified as restructuring. In addition, the onerous lease which has arisen from the strategic decision to decrease our gum supply from a third party manufacturer, Gumlink A/S, and move production to a new green-field site in Poland, is included as restructuring.

Also included as restructuring are the costs incurred in establishing a stand-alone confectionery company.

We view these costs as costs associated with investments in the future performance of the business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations on the face of the income statement.

In 2007, the Group has also incurred costs which are restructuring in nature relating to the maintenance of an efficient business. These costs are termed ‘Business Improvement Costs’ and are included within the underlying results of the business as they are expected to be incurred each year and hence will not distort the performance trends of the business. There were no Business Improvement Costs in 2006 as all restructuring was incurred as part of the Fuel for Growth programme.

Our performance is driven by the performance of our brands, other acquisition intangibles and goodwill, some of which are internally generated (e.g. the Cadbury brand) and some of which have been acquired (e.g. the Adams brands). Certain of the acquired brands and other acquisition intangibles are assigned a finite life and result in an amortisation charge being recorded in arriving at profit from operations. There are no similar charges associated with our internally generated brands and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding acquisition intangible amortisation and goodwill impairment from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

Our trade is the marketing, production and distribution of branded confectionery and beverage products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at profit from operations. However, we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Costs incurred from the disposals of operations which will meet the criteria to be disclosed as a discontinued operation are also separately identified due to their significance and discrete nature. Consequently, the non-trading items can have a significant impact on the absolute amount of, and trend in, profit from operations and operating margins and are not included in the underlying performance trends of the business.

We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rates that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.

The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined interest rate, rate of exchange or commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. The volatility introduced as a result of hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.

From time to time events occur which due to their size or nature we consider to be exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the profit from operations and results for the year. Therefore any gains and losses on such items are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood. Where exceptional items are excluded from the underlying results we provide additional information on these items to enable a full understanding of the events and their financial impact.

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The items treated as exceptional in the period covered by this report are:
>	Gain on contract termination – in 2007, the Group received amounts in respect of the termination in November of a distribution agreement for Glacéau in the US. The gain which would otherwise have been received through distribution of the product in 2008 is considered to be one-off and excluded from the underlying results.
>	UK product recall – in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. The impact on trading following the recall is included in underlying results.
>	Nigeria – in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.
>	Release of disposal tax provisions – in 2006, we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the underlying earnings of the Group.

In order to provide comparable earnings information the tax impact (where applicable) of the above items is also excluded in arriving at underlying earnings. In addition, from time to time the Group may undertake reorganisations in preparation for a disposal or make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to tax gains or losses which are excluded from the underlying results.

For the reasons stated above, underlying profit from operations, underlying earnings and underlying earnings per share are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.

Underlying profit from operations, underlying earnings and underlying earnings per share exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, we also manage the business for cash flow and report this externally. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.

The CEC does not primarily review or analyse financial information on a GAAP basis for profit from operations, earnings or earnings per share. The CEC bases its performance analysis, decision making and employee incentive programmes based on underlying profit from operations, underlying earnings and underlying earnings per share. For these reasons, and the other reasons noted above, we believe that these measures provide additional information on our underlying performance trends to investors, prospective investors and investment analysts that should be provided alongside the equivalent GAAP measures.

Free Cash Flow
References to Free Cash Flow refer to the amount of cash we generate after meeting all our obligations for interest and tax and after all capital investment. In 2007, the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareowners to align with market practice. Free cash flow for 2006 has been re-presented from £200 million under the previous definition after the payment of £272 million dividends to equity shareowners to £472 million on a comparable basis.

	2007	2006
	£m	£m

Net cash from operating activities	812	620

Add back:

Additional funding of past service
pensions deficit	48	67

Taxes paid on disposals	12	83

Less:

Net capital expenditure	(352)	(300)

Net associate and minority dividends
received	7	2

Free Cash Flow	527	472

Net capital expenditure includes purchases of property, plant and equipment of £409 million (2006: £384 million) less proceeds on disposal of property, plant and equipment of £57 million (2006: £84 million).

Free Cash Flow is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure. Free Cash Flow therefore represents the amount of cash generated in the year by the business and provides investors with an indication of the net cash flows generated that may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

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Financial review continued

In 2007, payments of £48 million (2006: £67 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy for the period from 2005 to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.

Consistent with the cash flow from disposals of subsidiaries being excluded from Free Cash Flow, associated tax payments are also excluded from the Group’s definition of Free Cash Flow.

Taxes paid on disposals in 2007 relate to the disposal of the European Beverages business.

In 2006, tax payments arising on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages, have been excluded from Free Cash Flow. This aligns the treatment of the tax with the treatment of the disposal proceeds which are excluded from Free Cash Flow.

Net debt
References to net debt refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and our short-term investments.

The table below reconciles net debt, as we define it, to the corresponding IFRS balance sheet captions.

	2007	2006
	£m	£m

Short-term investments	2	126

Cash and cash equivalents	493	269

Short-term borrowings
and overdrafts	(2,562)	(1,439)

Obligations under finance leases	(21)	(22)

Borrowings – non current	(1,120)	(1,810)

Obligations under finance leases –
non current	(11)	(33)

Net debt	(3,219)	(2,909)

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net debt is the measure we use for internal debt analysis. We believe that net debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.

Explanation of performance analysis
On 10 October 2007, the Group announced that it intended to demerge Americas Beverages. In view of the demerger, Americas Beverages is not classified as an asset held for sale in accordance with IFRS 5 and the results from Americas Beverages are included as part of continuing operations for the years ended 31 December 2007 and 31 December 2006.

The review below starts with an overview of the total Group, both Confectionery and Americas Beverages, that analyses revenue and underlying profit from operations, including the impact of exchange rates, and acquisitions and disposals. The analysis also identifies the movement in 2007 which has arisen from the inclusion of business improvement costs within underlying profit from operations. As part of the review there is an analysis of marketing, restructuring costs, amortisation and impairment of acquisition intangibles, non-trading items, contract termination gain, UK product recall, IAS 39 adjustment, share of result in associates, financing, taxation, discontinued operations, minority interests, dividends and earnings per share.

Following the executive summary, there is a review of the Confectionery business and each of the business segments which comprise Confectionery which are BIMA, Europe, Americas Confectionery, Asia Pacific and Central, followed by the Americas Beverages segment. Each segment reviews revenue, underlying profit from operations and restructuring costs. Underlying profit from operations refers to each segment’s profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, exceptional items and IAS 39 adjustment. This is the measure of profit or loss for each reportable segment used by the CEC and segment management. The CEC also consider underlying profit from operations before business improvement costs at the reportable segment level.

The meanings of certain terms used in this financial review are as follows:

References to constant exchange rates refer to the method we use to analyse the effect on our results attributable to changes in exchange rates by recomputing the current year result using the prior year exchange rates and presenting the difference as exchange movements.

References to acquisitions and disposals refer to the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.

References to business improvement costs refer to costs incurred within underlying profit from operations in 2007 that have arisen which are restructuring in nature but are part of an ongoing maintenance of an efficient business. There were no business improvement costs in 2006 as all restructuring was incurred as part of the Fuel for Growth programme.

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Business & Financial review

References to base business or normal growth refer to changes in revenue, underlying profit from operations, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, acquisitions and disposals and business improvement costs.

We believe that removing the effect of exchange rates, acquisitions and disposals and business improvement costs provides shareowners with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on page 32.

Executive summary

					Reported	Constant
					currency	currency[2]
	2007		2006		growth	growth
	£m		£m		%	%

Revenue	7,971		7,427		+7	+11

Confectionery	5,093		4,861		+5	+7

Americas Beverages	2,878		2,566		+12	+20

Underlying profit from operations[1]	1,050		1,073		-2	+4

Confectionery	497		489

Americas Beverages	553		584

Underlying operating margin	13.2		14.4

Profit from operations	788		909

Underlying profit before tax[1]	915		931		-2	+5

Profit before tax	670		738

Discontinued operations	–		642

Underlying EPS1&3	30.2	p	31.6	p	-4	+2

Reported EPS[3]	19.4	p	56.4	p

Dividend per share	15.5	p	14.0	p	+11

[1]	A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 80 and 83 and Note 13 on page 100.
[2]	Constant currency growth excludes the impact of exchange rate movements during the period.
[3]	In 2006, EPS is presented on a basic total group basis and therefore includes the earnings contribution from the discontinued beverage businesses in Europe and South Africa and the profit earned on disposal of these businesses. All other a mounts are presented on a continuing basis.

Revenue in 2007 was £7,971 million. This was £544 million, or 7%, higher than in 2006. The net effect of exchange movements during the year decreased reported revenue by £300 million (or 4%), mainly driven by the US dollar, Mexican Peso and the South African Rand.

In 2007, acquisitions, net of disposals, resulted in a £385 million increase in reported revenue relative to the prior year. This was primarily due to the inclusion of 12 months of revenue from the 2006 acquisition of CSBG (Cadbury Schweppes Bottling Group) in 2007 compared to 8 months in 2006. The acquisitions made in 2007 were Intergum, a gum business in Turkey which was acquired on 31 August 2007, Sansei Foods, a confectionery company in Japan which was acquired on 19 July 2007 and Kandia-Excelent, a confectionery company in Romania which was acquired on 13 June 2007 and SouthEast Atlantic Beverages (SeaBevs), a bottling group which was acquired on 12 July 2007.

Base business revenue grew £459 million or 6%, with growth in all five of our business segments, led by Americas Confectionery.

Underlying profit from operations (profit from operations before restructuring costs, non-trading items, exceptional items, amortisation and impairment of acquisition intangibles and the IAS 39 adjustment) was £1,050 million. This was £23 million or 2% lower than in 2006.

Consistent with the impact on revenue, currency movements had a £61 million (or 6%) adverse impact on underlying profit from operations. The full-year impact of acquisitions, net of disposals, was a decrease of £1 million with a further decrease of £24 million from the inclusion of business improvements costs in 2007.

After allowing for these items the base business grew by £63 million or 6%. Further explanations of these movements are set out in the business segment performance analysis starting on page 36.

Profit from operations at £788 million was down £121 million (13%) compared to 2006. This was principally driven by a £67 million increase in restructuring costs, a £78 million adverse movement in non-trading items, a £10 million increase in IAS 39 charge to recognise the spot prices on the day of transaction and the £23 million decrease in underlying profit from operations. This was partially offset by the £31 million contract termination gain and absence of the UK product recall charge in 2007 (£30 million in 2006).

Reported profit before tax decreased by 9% to £670 million. The decrease reflected the decrease in profit from operations partially offset by an increase in our share of our associates’ profits due to the exceptional adjustment relating to Nigeria in 2006 and a decrease in net finance costs.

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Financial review continued

Earnings per ordinary share
	2007	2006
	pence	pence

Reported earnings per share	19.4	56.4

Restructuring costs	9.6	6.4

Amortisation and impairment of
acquisition intangibles	2.0	1.8

Non-trading items	1.8	(32.3)

Contract termination gain	(1.5)	–

UK product recall	–	1.4

Nigeria adjustments	–	1.1

IAS 39 adjustment – fair value
accounting	(0.2)	0.5

Tax effect on the above	(0.9)[1]	(1.2)[2]

Release of disposal tax provisions	–	(2.5)

Underlying earnings per share	30.2	31.6

[1]	Includes tax arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.
[2]	Includes deferred tax credit arising on the intra-group transfer of brands.

Reported earnings per share decreased by 37.0 pence to 19.4 pence principally reflecting the profit on disposal of our Europe and South African beverage businesses that was recognised in 2006.

Underlying earnings per share (earnings before restructuring costs, non-trading items, amortisation and impairment of intangibles, exceptional items and the IAS 39 adjustment) decreased by 1.4 pence (4%) to 30.2 pence. The base business grew underlying earnings per share by 8% or 2.1 pence which was offset by movements in exchange rates reducing underlying earnings per share by 6% or 1.9 pence.

Further decreases to underlying earnings per share arose from the inclusion of business improvement costs within underlying performance (-2%), the impact of acquisitions and disposals (-2%) and increases in the number of shares and underlying tax rate (both -1%).

Sources of revenue and trading costs
Revenue is generated from the sale of branded confectionery products such as chocolate, gum and candy, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with revenue and there are no significant time lags.

Direct trading costs consisted mainly of raw materials, which for confectionery products are cocoa, milk, sugar and sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.

Cash receipts and payments are generally received, and made, in line with the related income statement recognition. The main exceptions to this are:

>	Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on balance sheet. Where hedge accounting is not available this results in the immediate recognition within the income statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.
>	Up-front contractual payments in Americas Beverages, which are charged to the income statement over the period of the supply contract.
>	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the income statement to match utilisation of the asset.

Contract termination gain
Following its acquisition by Coca-Cola on 30 August 2007, Energy Brands, Inc. terminated the distribution agreements with Americas Beverages for Glacéau beverage products effective from 2 November 2007. On termination of these agreements a payment of approximately £45 million was received from Energy Brands, Inc.

The part of that termination which would otherwise have been earned through distribution of the product in 2008 has been recognised outside the underlying profit from operations of the Group in 2007, offset by the write off of the franchise agreements which had been recognised as acquisition intangibles. The total net amount recognised outside underlying profit from operations in 2007 was £31 million.

UK product recall
On 23 June 2006, we recalled seven of our Cadbury branded product lines in the UK and two in Ireland.

The net direct costs of the UK product recall, which were excluded from our underlying results, amounted to £30 million. This comprised £5 million relating to customer returns, £10 million cost of stock destroyed, £17 million of remediation costs and £5 million of increased media spend, offset by a £7 million insurance recovery.

We estimated that the adverse impact of the recall on our underlying results in 2006 was £30-35 million on revenue and £5-10 million (net of insurance recovery) on underlying profit from operations.

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Business & Financial review

Cadbury Nigeria
We increased our stake in Cadbury Nigeria from 46% to just over 50% in February 2006. In November 2006 following the appointment of a Cadbury Schweppes nominated Finance Director, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years was discovered. The Board of Cadbury Nigeria undertook a detailed review to fully understand the scale of the overstatement and put in place a robust recovery plan.

Cadbury Nigeria was reported as an associate for the seven weeks to 20 February 2006 and as a fully consolidated subsidiary for the remainder of 2006. For 2006, it contributed a loss of £13 million or 0.6 pence to the Group’s underlying earnings and a loss of £53 million or 2.6 pence to the Group’s reported earnings.

Reported earnings in 2006 included a £23 million exceptional charge in associates reflecting our share of the adjustments required following the discovery of the significant overstatement of Cadbury Nigeria’s financial position. As a consequence of this balance sheet over-statement, a full impairment review was undertaken and management believed that it was appropriate to reduce the carrying value of Cadbury Nigeria in the Group’s balance sheet. Accordingly, a £15 million impairment of the goodwill held in respect of Cadbury Nigeria was recorded as at 31 December 2006. Given the exceptional nature of these charges they were excluded from the Group’s underlying result.

The Vision into Action programme
In mid-2007, the Group announced that part of its confectionery strategy is to achieve mid-teen margins by 2011. In pursuit of this goal the Group implemented a major group-wide cost reduction programme to significantly reduce the central and regional SG&A and supply chain costs. This will result in a 15% reduction in the Group’s global headcount and manufacturing footprint by 2011.

The Fuel for Growth programme
The Group implemented a major cost reduction initiative through 2003-07 with the aim of cutting direct and indirect costs by £360 million per annum by 2007. It was expected that the investment required to deliver the £360 million of cost savings would be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. The 2006 Fuel for Growth restructuring spend of £123 million took the cumulative restructuring spend to around £500 m illion (at constant exchange rates) and completed the cost phase of the programme.

Future trends
Future revenue and profit from operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management strategies aimed at improving our business performance.

External factors
A discussion of the external factors that affect our business is contained in the ‘Description of Business’, primarily the section titled ‘Risk factors’ p21.

Internal factors
A discussion of the Group’s strategy is contained in the Chief Executive’s review pages 5 to 9.

2008 outlook
A discussion of our expectation of the 2008 underlying trading performance is set out within the Chief Executive’s review on page 7.

In 2007, the Board decided that Confectionery and Americas Beverages would deliver more value to shareowners as independent focused businesses. The businesses will run independently in 2008 as we continue to work towards a demerger in the second quarter subject to the legal and shareowners approvals and debt refinancing.

2008 restructuring guidance
In 2008 we will continue to implement our Vision into Action initiative to achieve mid-teen margins by 2011. In total the initiative will incur £450 million of restructuring costs. In addition, we will significantly reduce our gum supply requirements from Gumlink A/S and hence incur minimum penalties under the terms of the agreement. The costs of integrating acquisitions will continue to be recognised outside underlying in 2008. In 2008, we expect total restructuring charges of around £130–150 million.

In 2008, the net debt structure of the Group is likely to undergo considerable change following the demerger, with the future capital structure of the Group influencing the average interest rate on net debt.

The 2008 tax rate will be dependent on a number of factors including mix of profits in different jurisdictions. However, we expect the tax rate on underlying profits to be lower than that for 2007, reflecting a reduced level of profits in the US after the demerger of Americas Beverages.

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Financial review continued

Operating review 2007 compared to 2006
Executive summary
			Base		Business
			business	Acquisitions/	improvement	Exchange
		2006	growth	Disposals	costs	effects	2007
Analysis of results		£m	£m	£m	£m	£m	£m

Revenue		7,427					7,971

Confectionery		4,861	345	(18)	–	(95)	5,093

Americas Beverages		2,566	114	403	–	(205)	2,878

Underlying profit from operations		1,073					1,050

	Confectionery before business improvement costs	489	58	(9)	–	(17)	521

	Confectionery business improvement costs	–	–	–	(24)	–	(24)

Confectionery		489	58	(9)	(24)	(17)	497

Americas Beverages		584	5	8	–	(44)	553

–	Restructuring costs	(133)					(200)

–	Amortisation and impairment of intangibles	(38)					(42)

–	Non-trading items	40					(38)

–	Contract termination gain	–					31

–	UK product recall	(30)					–

–	IAS 39 adjustment	(3)					(13)

Profit from operations		909					788

Basic EPS – continuing and discontinued

–	Underlying	31.6					30.2

–	Reported	56.4					19.4

The key highlights of 2007 were as follows:

In Confectionery:
>	Base business revenues grew by 7%, above the top end of our new confectionery goal range, bringing the four year annual growth rate to over 6%;
>	Revenue growth was broadly based across most of our markets with gum and emerging markets continuing to show double-digit growth;
>	Underlying margins (before the impact of business improvement costs and exchange) increased by 30bps despite a significant increase in growth investment and a further escalation in raw material costs. Margins in the second half increased by 80bps driven by operating leverage and tight cost control;
>	We made good early progress on our new Vision into Action plan including initiating significant elements of our cost reduction programme by the end of the year;
>	Acquisitions made during the year significantly strengthened existing positions (Intergum in Turkey and Sansei in Japan) and gave us a strong position in a new emerging market (Kandia-Excelent in Romania).
In Americas Beverages:
>	Base business revenues grew by 4%, a good result in view of the challenging US CSD market;
>	Our CSDs continued to benefit from the trend away from colas to flavoured CSDs and an excellent performance from Snapple reflected highly successful innovation in super- premium teas and juices;
>	Underlying margins (before the impact of exchange) fell by 340bps reflecting consolidation of bottling acquisitions and the losses arising from the launch of Accelerade;
>	A major reorganisation was planned and completed during the fourth quarter and is expected to deliver £35 million of benefit in 2008, a payback of around one year;
>	The acquisition of SeaBevs, an independent bottler, strengthened our route to market in the south east of the US.

1 Review of 2007 Group income statement
(i) Revenue
Revenue at £7,971 million was £544 million or 7% higher than 2006 sales of £7,427 million. The net effect of exchange movements during the year was to decrease reported revenue by £300 million, mainly driven by a weakening in the US Dollar, the Mexican Peso and the South African Rand.

In 2007, acquisitions, net of disposals, resulted in a £385 million increase in reported revenue relative to the prior year. This was primarily due to the inclusion of 12 months of revenue from the 2006 acquisition of CSBG in 2007 compared to 8 months in 2006. The acquisitions made in 2007 were Intergum, Sansei, Kandia-Excelent and SeaBevs.

Base business revenue grew £459 million or 6% with growth in all five of our business segments.

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Business & Financial review

(ii) Profit from operations Profit from operations decreased by £121 million (13%) to £788 million compared to 2006. This was driven by:
>	an increase in restructuring costs of £67 million;
>	an increase of £4 million in amortisation and impairment of acquisition intangible assets, due to the additional amortisation charge from definite life CSBG customer relationships and contracts;
>	an increase of £10 million charge to the IAS 39 adjustment; and
>	a £23 million decrease in underlying profit from operations.

This was partially offset by the £31 million contract termination gain and the absence of the UK product recall charge in 2007 (2006: £30 million).

Underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, contract termination gain, the UK product recall and the IAS 39 adjustment) was £1,050 million. This was £23 million or 2% lower than in 2006.

Currency movements had a £61 million (6%) adverse impact on underlying profit from operations. The full-year impact of acquisitions, net of disposals, was £1 million.

Underlying operating margin fell by 120 basis points to 13.2% . Excluding the impact of exchange, underlying operating margin fell by 100 basis points. Excluding the impact of acquisitions and disposals (principally CSBG and Cadbury Nigeria) and exchange differences margins were flat.

Marketing
Marketing spend was £707 million in 2007, a 2% increase at actual exchange rates and a 6% increase at constant exchange rates. Confectionery marketing spend as a percentage of revenues was 10% compared with 9% in the prior year. Americas Beverages marketing spend at 7% of revenues was 3% higher at constant exchange rates.

Restructuring costs
Costs in respect of business restructuring were £200 million compared with £133 million last year. In 2007, the restructuring principally related to the Vision into Action programme for the Confectionery business. In addition amounts were recognised relating to a third party supply agreement which has become an onerous contract, costs incurred to separate and establish a stand alone confectionery business, a headcount reduction programme in Americas Beverages and the integration of CSBG. In 2006, the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative and the integration of CSBG.

	2007	2006
	£m	£m

Vision into Action	151	–

Fuel for Growth projects
in the base business	–	123

Onerous contract – Gumlink	9	–

Separation costs	5	–

Americas Beverages headcount reduction	26	–

CSBG integration	9	10

Restructuring costs	200	133

Of this total charge of £200 million, £107 million was redundancy related, £23 million related to external consulting costs, £24 million was associated with onerous contracts and £13 million related to employee profit sharing termination costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.

Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 36 to 39. The table below details the business segment analysis of restructuring costs.

	2007	2006
Business segment analysis	£m	£m

BIMA	60	51

Europe	18	14

Americas Confectionery	33	11

Asia Pacific	8	15

Central	46	21

Americas Beverages	35	21

Restructuring costs	200	133

Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles at £42 million was £4 million higher than in 2006. The increase principally relates to the inclusion of a full year’s charge from the definite life brands and customer relationships acquired with CSBG. Also included is the impairment of the goodwill relating to China (£13 million) recognised in the year. In 2006, an impairment of the goodwill relating to Cadbury Nigeria (£15 million) was recognised.

Non-trading items
During 2007, the Group recorded a net loss from non-trading items of £38 million compared to a profit of £40 million in 2006. The main items within non-trading items were:
>	£38 million accounting gain on the rebuild of a factory in our Monkhill UK confectionery business from insurance proceeds. This was offset by the writing down to recoverable value of the Monkhill business (£41 million) which is held for sale at 31 December 2007;
>	£40 million of costs incurred to separate the Americas Beverages business;
>	£12 million write down to value in use of property, plant and equipment in China; and
>	£20 million profit on disposal of Cottees, a jams, jellies and toppings business in Australia.

IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £13 million (2006: £3 million charge). This principally reflects the fact that in 2007 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements and as used in the underlying results.

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Financial review continued

(iii) Share of result in associates
In 2007, our share of the result of our associate businesses (net of interest and tax) was a profit of £8 million. This compares to a loss in 2006 of £16 million. Included in the 2006 loss was a £23 million charge representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years.

(iv) Financing
The net financing charge at £126 million was £29 million lower than the prior year. After allowing for the £17 million impact of the IAS 39 adjustment to present financial instruments at fair value, the net underlying financing charge was £143 million or £6 million lower than in 2006. The reduced interest cost is driven by an overall decrease in average net debt over the year and a £4 million increase in the IAS 19 pension credit arising due to increased asset returns in excess of an increased cost from unwinding the discount on liabilities.

Although profit from operations has reduced in 2007 it was offset by a reduced interest charge which has resulted in the Group’s interest cover increasing to 5.1 times in 2007 from 5.0 times in 2006. However, on an underlying basis the interest cover decreased from 6.2 times in 2006 to 6.1 times in 2007.

(v) Taxation
Underlying profit before tax from continuing operations decreased by 2% to £915 million, or an increase of 5% at constant exchange rates. The continuing operations underlying tax rate in 2007 was 31.0% as against 30.4% in 2006. The increase in the tax rate reflects continued increased exposure to higher rate tax jurisdictions, in particular the US.

Reported profit before tax fell by 9% to £670 million reflecting increased restructuring costs, the costs of separation and the decreased underlying trading result partially offset by the gain on the termination of Glacéau contract.

(vi) Discontinued operations: Europe and South Africa Beverages
There is no result from discontinued operations in 2007.

In 2006, discontinued operations of £642 million included an insignificant contribution arising on the trading in the predisposal period and a net profit on disposal of our beverage businesses in Europe and South Africa of £591 million. In addition, a £51 million write-back of total tax provisions was recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.

(vii) Minority interests
In 2007, the Group companies in which we do not own 100% contributed an aggregate profit to the Group. The minority interests share of these profits was £2 million. The change from 2006, where the minority interests share was a loss of £4 million, is due to the losses incurred by Cadbury Nigeria in 2006.

(viii) Dividends
The Board has proposed a final dividend of 10.50 pence, up from 9.90 pence in 2006, an increase of 6%. Including the interim dividend of 5.00 pence, the total dividend for 2007 is 15.50 pence, an 11% increase on the 14.00 pence dividend in 2006. The underlying dividend cover decreased to 2.0 times from 2.3 times in 2006 reflecting the reduced underlying earnings and increased dividend. Further dividend information for shareowners is given in shareowner information on page 148.

(ix) Earnings per share
Basic reported earnings per share fell to 19.4 pence from 56.4 pence in 2006 principally reflecting the profit on disposal of the Europe Beverage business recognised in 2006.

Underlying earnings per share (earnings before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, exceptional items, IAS 39 adjustment and any related tax effect) at 30.2 pence was 4% behind last year. At constant exchange rates underlying earnings per share were up 2%. The higher underlying tax rate of 31.0% depressed earnings per share by 1%. Excluding the dilutive impact of acquisitions and disposals our underlying earnings per share rose by 4% at constant exchange rates and fell by 2% at actual rates.

(x) Effect of exchange rates and inflation on 2007 reported results
Over 80% of the Group’s revenues and profits in 2007 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2007 compared with 2006, the largest exchange rate impact on the Group’s results was the weakening in the US Dollar, the Mexican Peso and South African Rand.

In 2007, movements in exchange rates decreased the Group’s revenue by 4%, underlying pre-tax profit by 7% and underlying earnings per share by 6%.

General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 4% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia, Nigeria and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

34	Cadbury Schweppes Annual Report & Accounts 2007

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Business & Financial review

Confectionery Review
						Business
		Base		Acquisitions/		improvement
Full year results (£m)	2006	business		Disposals		costs	[1]	Exchange		2007

Revenue

Confectionery[2]	4,861	345		(18)		–		(95)		5,093

year-on-year change		+7.1%		-0.4%				-1.9%		+4.8%

Operating profit

Confectionery	489	58		(9)		(24)		(17)		497

year-on-year change		+11.9%		-1.9%		-4.9%		-3.5%		+1.6%

Underlying operating margin	10.1%	+40	bps	-10	bps	-50	bps	-10	bps	9.8%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £24 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
[2]	Confectionery includes BIMA, Europe, Americas Confectionery, Asia Pacific and Central costs as these principally relate to Confectionery.

Underlying base business revenue (excluding acquisitions, disposals and exchange) grew by 7%, above the top end of our new confectionery goal range, bringing the four year average growth rate to over 6%. Growth was strong across the majority of our markets with revenues up 4% in developed markets and up 14% in emerging markets. Results from our underperforming emerging markets (Russia, Nigeria and China) improved significantly and in Britain performance was boosted by both a strong market recovery and stronger commercial execution in the second half. Our focus brands, markets and customers grew by 10%, 7% and 12% respectively. Growth in our focus markets was impacted by a difficult year in Australia and by portfolio rationalisation in France.

Underlying operating margins rose by 30bps (excluding the impact of business improvement costs and exchange) despite a significant increase in growth investment and sharply escalating raw material costs. The launch of gum in Britain during the year reduced margins by 30bps and acquisitions and disposals reduced margins by a further 10bps. Margin delivery in the second half at +80bps, was significantly stronger than the first half due to the combination of operating leverage and the impact of cost and efficiency programmes.

Key commercial highlights include:
>	Double-digit growth in gum and emerging markets for the fourth consecutive year including a 26% growth in Trident;
>	Continued roll-out of key global gum technologies into new and existing markets with centre-filled now in 23 markets across Americas, Europe, Africa and Asia and longer-lasting gum in 5 markets;
>	Further roll-out of focus brands into white space markets: Trident into Britain and Turkey; Bubbaloo into India; Green & Black’s into Australia, Ireland and South Africa; and The Natural Confectionery Company into Britain;
>	A successful year for Cadbury Dairy Milk, our largest chocolate brand, with revenues up 5% as a result of good results in Britain and strong growth in emerging markets.
During 2007, we made significant progress on our cost reduction programme. We started initiatives which will lead to a reduction of 2,500 roles and deliver a significant proportion of our expected central SG&A and supply chain savings. Initiatives include:
>	The move of Group headquarters to a new shared office with our Britain and Ireland confectionery business in the second quarter of 2008 combined with around a 15% reduction in our central function headcount;
>	A senior management reorganisation of our Britain and Ireland business which with a broader reorganisation is expected to result in a 15% reduction in G&A headcount;
>	A reduction of 270 employees in Americas Confectionery by the end of 2007, representing 16% of G&A headcount in the region;
>	The negotiation and consultation in connection with the closure of our Somerdale chocolate plant in the UK and transfer of production to Bournville and Poland by 2010;
>	A reduction of 450 employees (30% of workforce) at our chocolate manufacturing site at Coolock in Ireland;
>	A programme to reduce supply chain indirect headcount by over 300 in the Americas;
>	The proposed reconfiguration of our candy manufacturing footprint in Australia and New Zealand.

Central and regional SG&A initiatives will deliver significant benefits in 2008 and 2009, while supply chain configuration benefits will reduce manufacturing costs from 2009 onwards.

Cadbury Schweppes Annual Report & Accounts 2007	35

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Financial review continued

Britain, Ireland, Middle East and Africa (BIMA)

						Business
		Base		Acquisitions/		improvement		Exchange
Full year results (£m)	2006	business		Disposals		costs[1]		effects		2007

Revenue	1,500	95		11		–		(27)		1,579

year-on-year change		+6.3%		+0.8%		–		-1.8%		+5.3%

Underlying profit from operations	186	(9)		(1)		(3)		(4)		169

year-on-year change		-4.8%		-0.5%		-1.6%		-2.2%		-9.1%

Underlying operating margins	12.4%	-130	bps	-10	bps	-20	bps	-10	bps	10.7%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £3 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.

In Britain, Ireland, the Middle East and Africa (BIMA), underlying base business revenue growth of 6% reflects buoyant confectionery category growth in Britain and strong growth in our emerging market operations in Africa and the Middle East. Acquisitions made in 2006 (mainly Cadbury Nigeria and Dandy Products in South Africa) contributed an additional £11 million or 1% to revenues.

Our business in Britain grew revenues by 5%, broadly in line with the overall confectionery market which benefited from a good recovery in chocolate following our product recall, a hot summer in the UKin 2006 and a 16% growth in the gum market following our launch of Trident early in the year. Our overall market share performance strengthened in the second half despite the adverse impact of flooding at our Sheffield factory on candy revenues. In chocolate, revenues in the second half benefited from the successful relaunch of Wispa and our new advertising campaign for Cadbury Dairy Milk. Our gum business secured a 10% share of the UK gum market in its first year, and accounted for the majority of the growth in the gum market during the year.

Revenues in emerging market operations grew by 15%. In South Africa, we had a good year as a result of strong growth in gum and affordable chocolate count-lines. In Nigeria, the business made solid progress after a difficult 2006 and was stabilised with revenues ahead and operating losses reduced.

Base business margins (before the impact of business improvement costs) were lower year-on-year, mainly as the result of a significant increase in marketing investment in the UK behind media advertising for our core Cadbury Dairy Milk brand, the launch of gum which diluted margins by over 150 bps and higher milk costs.

Outside underlying profit from operations were restructuring costs of £60 million. These costs include the redundancy costs incurred as part of the SG&A headcount reduction, the recognition of a provision relating to the announced redundancies which will be incurred on the closure of our Somerdale factory in the UK and an onerous contract and asset write-offs which arise due to the relocation of the UK regional headquarters. Non-trading items included an accounting gain of £38 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK offset by the writing down to recoverable value of £41 million of the Monkhill assets which are held for sale at 31 December 2007.

Also recognised outside the underlying result of the region is a charge of £9 million relating to the IAS 39 adjustment to reflect the actual rate ruling on the date of certain commodity transactions. The underlying results of the region reflect the hedged cash flows that were paid.

Europe
						Business
		Base		Acquisitions/		improvement		Exchange
Full year results (£m)	2006	business		Disposals		costs[1]		effects	2007

Revenue	818	56		–		–		5	879

year-on-year change		+6.8%		–		–		+0.7%	+7.5%

Underlying profit from operations	90	10		(4)		(5)		–	91

year-on-year change		+11.1%		-4.4%		-5.6%		–	+1.1%

Underlying operating margins	11.0%	+40	bps	-40	bps	-60	bps	–	10.4%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £5 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.

36	Cadbury Schweppes Annual Report & Accounts 2007

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Business & Financial review

Our Europe region had an excellent year with base business revenues up nearly 7%. The impact of acquisitions (Intergum and Kandia) and disposals (Adams Italia) was neutral. The growth in revenues was driven by strong performances across the region particularly in gum where revenues were up by 11%. Developed market revenues grew by 5% and emerging markets by 11%.

Gum revenues benefited from the continued co-ordinated roll-out of key global product and packaging technologies and by strong market-place execution. Centre-filled gum was launched in Russia, Turkey, Spain and Portugal under the Dirol and Trident brands; longer-lasting gum was launched in France and Greece under the Hollywood and Trident brands respectively.

In France, revenues grew modestly reflecting planned rationalisation of our candy portfolio which was more than offset by continued strong growth in gum and the launch of Halls. Our businesses in northern Europe had a very good year with share gains in many markets. In southern Europe, we had an excellent year in Spain, with a further increase in our gum share to 46% following the launch of Trident Splash.

In our emerging market operations, revenues in Russia were ahead by over 20% due to strong market growth and share gains in gum. In Turkey, our business benefited from good market growth and the expansion into chocolate gifting products for the important Bayram religious festivals and the launch of Trident Splash.

The recent acquisitions of Intergum in Turkey and Kandia in Romania are being integrated into the region and performance was satisfactory. Intergum made a modest loss in the year reflecting planned de-stocking of the trade while Kandia made a small profit. Overall acquisitions diluted the region margin by 40bps. Before the impact of acquisitions and business improvement costs, margins in the region were ahead.

Outside underlying profit from operations the region incurred £18 million of restructuring costs relating to the penalties incurred and recognition of an onerous contract with a third party gum supplier and consulting costs incurred as part of setting up a new regional headquarters in Switzerland.

Americas Confectionery
						Business
		Base		Acquisitions/		improvement		Exchange
Full year results (£m)	2006	business		Disposals		costs[1]		effects		2007

Revenue	1,330	150		(26)		–		(82)		1,372

year-on-year change		+11.3%		-2.0%		–		-6.1%		+3.2%

Underlying profit from operations	207	65		(3)		(4)		(17)		248

year-on-year change		+31.4%		-1.4%		-1.9%		-8.3%		+19.8%

Underlying operating margins	15.6%	+280	bps	+10	bps	-30	bps	-10	bps	18.1%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £4 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.

Our Americas Confectionery region had an outstanding year with strong growth in revenues and margins. Base business revenue growth was 11% with double-digit growth in nearly every market. Revenues grew by 9% in our developed markets in North America and by 15% in our emerging markets in Latin America. This continued strong momentum was driven by gum category growth, share gains and new product launches, notably the roll-out of centre-filled gum into Latin America. The disposal of Allan Candy in Canada, reduced revenues by £26 million or 2%.

In the US, the gum market grew by 9%, benefiting from the combination of price rises and innovation. Our gum share rose by 310 bps in the year despite an increase in competitive activity. This share gain was due to strong growth in our Trident and Stride brands with Stride’s share of the gum market rising from 3.0% to 6.3% during the course of the year. Although the cough category grew 4%, Halls lost 70 bps of share and revenues in the US were modestly lower year-on-year as a result.

In Canada, base business revenues were 3% ahead, with growth in our core brands partly offset by the rationalisation of non-core brands and SKUs. Margins continued to benefit from the focus on our advantaged core brands. The Stride gum brand was launched in Canada at the end of the year.

Performance was strong across all our businesses in Latin America including in Mexico where revenues were ahead by 12% as a result of continued investments in extending our route to market and the launch of Trident Splash centre-filled gum. In a market which grew by 13%, our share of the Mexican gum market rose by 100bps, reaching 80% at the end of the year. Elsewhere in Latin America, revenues grew strongly in Argentina, Brazil and Venezuela due to the combination of pricing, route to market investments, growth in core brands (Trident, Halls and Beldent) and innovation. Trident centre-filled gum was also launched in Brazil, Colombia and Ecuador.

Margins in the region increased significantly during the year, to 18.2% before the impact of exchange. The 280bps increase in base business margins was driven by higher pricing, supply chain savings, positive mix and operational leverage. In the fourth quarter of the year, a major reorganisation of the region was implemented with significant SG&A savings expected to benefit margins in 2008.

Outside underlying profit from operations were restructuring costs of £33 million. These costs reflect a headcount reduction programme to reduce SG&A costs and the one-off costs incurred to terminate an employee profit sharing agreement. Non-trading items contributed a loss of £1 million. This charge represented the finalisation of the loss on disposal of Allan Candy. In addition, amortisation of £2 million relating to a definite life brand was excluded from the underlying result.

Cadbury Schweppes Annual Report & Accounts 2007	37

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Financial review continued

Asia Pacific
					Business
		Base		Acquisitions/	Improvement		Exchange
Full year results (£m)	2006	business		Disposals	costs[1]		effects		2007

Revenue	1,205	43		(3)	–		9		1,254

year-on-year change		+3.6%		-0.2%	–		+0.7%		+4.1%

Underlying profit from operations	165	4		(1)	(12)		3		159

year-on-year change		+2.4%		-0.6%	-7.2%		+1.8%		-3.6%

Underlying operating margins	13.7%	-20	bps	–	-100	bps	+20	bps	12.7%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £12 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.

Base business revenues in Asia Pacific grew by nearly 4%, with continued double-digit (14%) growth in emerging markets, partly offset by a slower year in developed markets where revenues were 1% ahead. The slower growth in developed markets reflected the combination of our exit from non-core beverage and confectionery contracts and a challenging retail market in Australia. The net impact of acquisitions (Sansei in Japan) and disposals (Cottees Foods in Australia) reduced revenue growth by £3 million.

In developed markets, revenue growth in Australia slowed to 1%. Against a background of a competitive and challenging retail environment, confectionery revenues were modestly lower and beverages revenues were ahead 4%. While the Australian confectionery market grew strongly in the year, the reduction in our confectionery revenues was due to the combination of retailer de-stocking and a reduction in our promotional activity. Elsewhere, New Zealand had a good year with a 170bps increase in share driven by both chocolate and candy. In beverages, our market share rose by 100bps with strong growth in our flavoured carbonate brands and energy drinks benefiting from good consumer demand and our focus on core brands. Excluding the exit from a low-margin co-packing contract, beverage revenues were ahead by 10%. In Japan, we continued to gain share in gum, with our share up 120bps to nearly 20% at the end of the year. Sansei, a functional candy business, is being integrated into our existing business and is performing in line with expectations.

In emerging markets, performance in India was excellent, with revenues growing by over 20%. All our core brands including Cadbury Dairy Milk and Cadbury Eclairs contributed to the growth with results also benefiting from the successful launch of Bubbas branded bubblegum. Performance in South East Asia strengthened into the second half with continued good results from Malaysia where revenues rose by 18%. In China, we completed the refocus on a smaller number of key cities and while revenues were over 20% lower as a result, losses were reduced, in line with expectations.

Underlying margins (before business improvement costs) were modestly lower year-on-year, primarily due to the adverse mix in Australia and higher growth in emerging markets.

Outside underlying profit from operations were restructuring costs of £8 million. These costs were all incurred as part of our Vision into Action programme.

An impairment charge of £13 million relating to goodwill in China, following a change in the Group’s strategy in China, and amortisation of a definite life brand of £2 million were also excluded from the underlying results of the region. Non-trading items include the write down to value in use of property, plant and equipment of £12 million in China offset by the profit of £20 million from the disposal of Cottees, a jams, toppings and jellies business in Australia, is also excluded from the underlying results of the region.

Central
Central is included within Confectionery as the activities principally relate to the Confectionery business.

		Base	Acquisitions/		Exchange
Full year results (£m)	2006	business	Disposals		effects	2007

Revenue	8	1	–		–	9

year-on-year change			–		–

Underlying profit from operations	(159)	(12)	–		1	(170)

year-on-year change		-7.5%	–	+	0.6%	-6.9%

Underlying operating margins	n/a					n/a

Central revenue arises on the rendering of research and development services to third parties.

Central costs increased by £11 million, a 7% rise principally as a result of investment in IT and an increase in the share based payment expense.

Outside underlying profit from operations were restructuring costs of £46 million. These costs were all incurred as part of our Vision into Action initiative and primarily relate to the relocation of our Head Office and headcount reduction programme in Group Functions.

38	Cadbury Schweppes Annual Report & Accounts 2007

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Business & Financial review

Americas Beverages
2007 Operating Review

		Base		Acquisitions/
(£m)	2006	business		Disposals		Exchange		2007

Revenue	2,566	114		403		(205)		2,878

year-on-year change		+4.4%		+15.7%		-7.9%		+12.2%

Underlying profit from operations	584	5		8		(44)		553

year-on-year change		+0.9%		+1.3%		-7.5%		-5.3%

Underlying operating margin	22.8%	-80	bps	-260	bps	-20	bps	19.2%

In Americas Beverages, base business revenues grew by 4%, a good result given the challenging market conditions in our key US CSD market. Acquisitions and disposals contributed a net £403 million or 16% to revenues. The contribution from acquisitions relate to bottling businesses bought during 2006 and 2007, including CSBG and SeaBevs.

Our carbonates revenues in the US grew by 1% and our share of the US CSD market rose by 40 bps, our fourth consecutive year of share gains. These share gains were made despite the fact that the business was cycling a year of significant innovation activity, notably in Dr Pepper and 7 UP, where bottler volumes fell by 2.5% and 3% respectively. Excluding innovations, base Dr Pepper bottler volumes were modestly ahead. Other key flavour brands (Sunkist, A&W and Canada Dry) had a good year with bottler volumes up 3% reflecting the trend away from colas to flavoured CSDs and the greater focus provided by our more integrated route to market.

In non-CSDs in the US, revenues grew by 3%, with performance boosted by the successful launches of Snapple super premium teas and enhanced waters. The Snapple brand grew revenues by 5%. As previously indicated, the national launch of our new sports drink brand Accelerade was disappointing with around a £30 million loss in the year arising from the launch. The decision has been taken to focus on a narrower range of profitable outlets going forward and further losses are not expected to be incurred. Our Mexican business had a more challenging year with results adversely impacted by poor weather and increased competitive activity, however revenues were 4% ahead.

Americas Beverages underlying margins were 340bps lower year-on-year, before the impact of exchange reflecting the strategic acquisitions of bottling businesses and the losses arising from the launch of Accelerade. Commodity costs continued to rise during the year, but these were more than offset through price increases and tight cost control. At the end of the year, a significant cost reduction programme was successfully implemented which is expected to generate full year cost savings of around £35 million in 2008. In November, our contract to manufacture and distribute Glacéau was terminated following Coca-Cola’s acquisition of Energy Brands. In 2007, this contract contributed around £110 million to revenues and around £20 million to underlying profit from operations.

Outside underlying profit from operations
Americas Beverages incurred £35 million of restructuring costs relating to a headcount reduction programme (£26 million) and further integration of CSBG (£9 million). The region also amortised £24 million of definite life intangible assets which arose from the acquisition of CSBG and other bottling operations purchased in 2006 and 2007 which are excluded from the underlying results of the region.

Further items treated outside underlying were the costs incurred to separate the Americas Beverages region from the Cadbury Confectionery business which totalled £40 million and a gain of £31 million which arose from the termination of the contract to distribute Gla´ceau offset by the write-off of the associated franchise intangible. The amount excluded from the underlying results is the amount which would otherwise have been earned through distribution of the product in 2008.

Capital structure and resources
Capital structure
During 2007, our market capitalisation increased to approximately £13.1 billion. This was driven by a 75 pence increase in the share price during the year to 621 pence at 31 December 2007 (546 pence at 31 December 2006) and the issuance of 14.5 million shares to satisfy employee share awards. Net debt increased during the year from £2,909 million at the end of 2006 to £3,219 million at the end of 2007, reflecting exchange and the acquisitions of Intergum, Kandia-Excelent and Sansei.

We continue to proactively manage our capital structure to maximise shareowner value, whilst maintaining flexibility to take advantage of opportunities which arise, to grow our business. One element of our strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareowners approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting. Additionally, many of the obligations under our share plans described in Note 26 to the financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the Employee Trust) rather than by newly issued shares. The Employee Trust purchased £70 million shares during 2007 (£50 million in 2006) and held 17 million (2006: 19 million) shares at the end of 2007, representing approximately 0.8% (2006: 0.9%) of the Company’s issued share capital.

Cadbury Schweppes Annual Report & Accounts 2007	39

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Financial review continued

Borrowings
At the end of 2007, the total of gross short-term and long-term borrowings was £3,714 million compared with £3,304 million at the end of 2006. Cash and cash equivalents increased to £493 million at the end of 2007 compared to £269 million at the end of 2006. Net borrowings increased to £3,219 million at the end of 2007, from £2,909 million at the end of 2006. The increase has been driven primarily by exchange and the acquisitions of Intergum, Kandia-Excelent and Sansei. At the end of 2007 £1,120 million of our gross debt was due after one year, however, 22% of the £2,518 million of debt due within one year was supported by undrawn committed facilities of £547 million maturing after more than one year.

Gearing is calculated as follows:
	2007	2006
	£m	£m

Net debt (see page 28)	3,219	2,909

Ordinary shareowners’ funds	4,162	3,688

Equity minority interests	11	8

	4,173	3,696

Gearing ratio %	77	79

At the end of 2007, 54% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Reduced profit from operations together with a reduced interest charge resulted in the Group’s interest cover increasing to 5.1 times from 5.0 times in 2006. However, on an underlying basis interest cover decreased from 6.2 times in 2006 to 6.1 times in 2007.

At 31 December 2007 we had undrawn committed borrowing facilities of £1,347 million. This relates to a revolving credit facility of £1 billion which was partially drawn, maturing in 2010 and an additional revolving credit facility of £800 million maturing in 2008 which was undrawn. Interest rates payable on these facilities are LIBOR plus 0.225% to 0.375% and LIBOR plus 0.175% respectively per annum. Both facilities are subject to customary covenants and events of default. In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.

Our long-term credit rating remained unchanged during 2007 at BBB.

The Group’s debt is largely denominated in foreign currencies (see Note 27). Therefore, the Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.

Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the financial statements.

Contractual obligations – Net settled As at 31 December 2007:
	Total	Payable	<1 year	1–3 years	3–5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Bank loans and overdrafts	814	44	677	17	75	1

Estimated interest payments – borrowings	243	–	87	78	52	26

Estimated net interest payments – interest rate swaps	8	–	4	4	–	–

Finance leases	36	–	22	5	5	4

Other borrowings	2,868	–	1,841	526	–	501

Operating leases	399	–	79	118	81	121

Purchase obligations	431	–	365	52	14	–

Other non-current liabilities	114	–	–	114	–	–

Total	4,913	44	3,075	914	227	653

Contractual obligations – Gross settled As at 31 December 2007:

	Total	Payable	<1 year	1–3 years	3–5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Payments

Estimated foreign exchange payments –
forward contracts	233	–	214	19	–	–

	233	–	214	19	–	–

Receipts

Estimated foreign exchange receipts –
forward contracts	222	–	204	18	–	–

	222	–	204	18	–	–

Net payments	11	–	10	1	–	–

Where the fair value of derivatives are financial assets, future contract obligations are not shown.

40	Cadbury Schweppes Annual Report & Accounts 2007

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Business & Financial review

Contractual obligations – Net settled As at 31 December 2006:
	Total	Payable	<1 year	1–3 years	3–5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Bank loans and overdrafts	297	84	83	60	69	1

Estimated Interest payments – borrowings	303	–	93	69	95	46

Estimated Net Interest payments – interest rate swaps	27	–	17	8	2	–

Finance leases	65	–	25	30	2	8

Other borrowings	2,952	–	1,272	1,095	77	508

Operating leases	380	–	66	107	83	124

Purchase obligations	300	–	273	27	–	–

Other non-current liabilities	53	–	–	53	–	–

Total	4,377	84	1,829	1,449	328	687

Contractual obligations – Gross settled As at 31 December 2006:
	Total	Payable	<1 year	1–3 years	3–5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Payments

Estimated Interest payments – cross currency interest rate swaps	15	–	1	14	–	–

Estimated Foreign Exchange payments – forward contracts	713	–	709	4	–	–

	728	–	710	18	–	–

Receipts

Estimated Interest receipts – cross currency interest rate swaps	13	–	–	13	–	–

Estimated Foreign Exchange receipts – forward contracts	703	–	699	4	–	–

	716	–	699	17	–	–

Net payments	12	–	11	1	–	–

Where the fair value of derivatives are financial assets, future contractual obligations are not shown.

Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and are on a constant currency basis.

Other non-current liabilities comprise trade and other payables, tax payable and long term provisions. Deferred tax liabilities have not been included within other non-current liabilities as these are not contractual obligations that will be settled by cash payment.

The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 31 December 2007 being £3,470 million (2006: £3,520 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2007 was £2,017million (2006: £2,658 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £7 million (2006: £14 million).

Cash Flows
Free Cash Flow
We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest, tax and after all capital investment (see page 27).

In 2007, we generated Free Cash Flow of £527 million, an increase of £55 million compared to 2006 when Free Cash Flow was £472 million.

The Free Cash Flow has benefited from the termination settlement from Glacéau, improved working capital and decreases in net payments of interest and tax which more than offset increased capital expenditure. We remain strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.

Net cash flow from operating activities as shown in the cash flow statement on page 81 was £812 million (2006: £620 million).

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Financial review continued

Cash flows on acquisitions and disposals
The net cash outflow in 2007 on acquisitions and disposals was £320 million. This principally comprised the acquisitions of Intergum, Sansei, Kandia-Excelent and South East Atlantic Beverages offset by disposal proceeds.

The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55% of the share capital of CSBG for £201 million.

Net cash flow before financing in 2007 was £245 million (2006: £1,142 million).

Financing cash flows
The net cash inflow from financing during 2007 was £14 million. This included payment of dividends of £311 million to shareowners and the receipt of £56 million from issue of ordinary shares due to the exercising of options. In the year net drawdown of borrowings was £304 million.

The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareowners. In 2006 net repayments of borrowings were £949 million.

Net cash
Cash and cash equivalents (net of overdrafts) increased during 2007 by £263 million to £449 million from £186 million at 31 December 2006 due to timing of cash receipts. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

Capital expenditure
Capital expenditure in 2007 was £409 million (2006: £384 million), an increase of 7% over the level of expenditure in 2006. Key areas of capital expenditure increase related to investment in the production capacity and facilities of the Group, in particular chocolate production in UK and gum capacity in Europe. All these projects were funded from internal resources.

For 2008 we expect capital spend to be 5.5% of revenue on ongoing basis and an additional 2% of revenue incurred as part of our Vision into Action programme. At 31 December 2007 we had capital commitments of £16 million. We expect to continue to fund this from internal resources.

Treasury risk management policies
Other than expressly stated, the policies set out below also apply to prior years, and the information provided is representative of the Group’s exposure to risk during the period.

(a) Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group's policy of selecting only counterparties with high credit ratings. The exposure to credit loss of liquid assets is equivalent to the carrying value on the balance sheet. The maximum credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group's credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution. Over year end this policy was breached in respect of one financial institution for a period of six days. The Group is now in compliance with policy and was compliant for the whole of 2007 except for this period.

At the year-end, the Group had currency swaps with a notional value of $32 million with a financial institution with a credit quality lower than that permitted under Group Policy. $1.4 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value.

Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated. There were no significant concentrations of credit exposure at the year-end relating to other aspects of credit. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

The Group is exposed to £3,470 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 34 on Commitments and Contingencies for further details.

The financial assets of the Group which are exposed to credit risk are:

Class

Commodities	2

Trade receivables	952

Interest rate swaps	9

Currency exchange contracts	38

Cash	493

Short-term investments	2

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Business & Financial review

(b) Liquidity Risk
The Group is exposed to liquidity risk due to the possibility that un-forecast situations could give rise to uncertainty amongst lenders resulting in unavailability of uncommitted sources of funds.

The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that at all projected net borrowing needs are covered by committed facilities.

The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group's means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test. At year end the Group was in breach of this policy as only 66% of net debt including undrawn facilities had a maturity of one year or more and only 16% three years or more. The Group's reliance on short term debt has deliberately increased as part of the planning for the Americas Beverages demerger, as agreed with the Board.

The Company uses maturity analysis (see table on page 120 –debt and page 122 – derivatives) and facilities analysis (see table on page 119) to measure liquidity risk. The Company manages the liquidity risk inherent in this analysis by having very diverse funding sources and committed borrowing facilities that can be accessed to meet liquidity needs.

(c) Market Risk
(i) Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.

The Group seeks to relate the structure of borrowings to the trading cash flows that service them. The Group's policy is to maintain broadly similar fixed charge cover ratios for each currency bloc and to ensure that the ratio for a ny currency bloc does not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.

The Group also has transactional currency exposures arising from its international trade. The Group's policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months' cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.

While there are exchange control restrictions which affect the ability of certain of the Group's subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.

The tables on page 44 show data about exposure to risk at the reporting date.

(ii) Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.

The treasury risk management policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of net debt. 54% of net debt was at fixed rates of interest at year end (2006: 75%). The Group was in breach of policy in respect of fixed rate debt maturing within two and three years. This was agreed with the Board as part of the planning for the Americas Beverages disposal. It is anticipated that the Group will become compliant once its borrowings profile is restructured after the planned demerger of the Americas Beverages business.

The currency profile of borrowings note on page 121 discusses interest rate risk further, and the table gives quantitative data in relation to interest rate risk.

(iii) Fair value analysis
The table below presents a sensitivity analysis of the changes in fair value (which all impact the profit and loss) of the Group’s financial instruments from hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values (further fair value sensitivity analysis of derivatives is set out in Note 28 to the financial statements).

The analysis on page 44 shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on a downward parallel shift of 1% in yield curves and 10% weakening of sterling against other exchange rates. An upward parallel shift of 1% in yield curves and 10% strengthening of sterling against other exchange rates would result in an equal and opposite effect on fair values to the table below.

The sensitivity analysis on page 44 shows forward-looking projections of market risk assuming certain adverse market conditions occur for all financial instruments except commodities. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

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Financial review continued

As at 31 December 2007:
	Impact on Income Statement arising from

		10% weakening
			in £ against
		1% decrease in	other
	Fair Value	interest rates	currencies	[1]
	£m	£m	£m

Cash and cash equivalents	493	(5)	36

Short-term investments	2	–	–

Borrowings	(3,696)	8	(351)

Cross currency interest rate swaps	5	–	–

Interest rate swaps	(2)	–	–

Currency exchange contracts (including embedded derivatives)	22	–	2

As at 31 December 2006:
	Impact on Income Statement arising from

			10% weakening
			in £ against
		1% decrease in	other
	Fair Value	interest rates	currencies	[1]
	£m	£m	£m

Cash and cash equivalents	269	(3)	14

Short-term investments	126	(1)	11

Borrowings	(3,277)	8	(304)

Cross currency interest rate swaps	10	(1)	1

Interest rate swaps	(4)	2	–

Currency exchange contracts (including embedded derivatives)	10	–	1

[1]	The Group hedges against currency risk using currency derivative contracts and by structuring the currency of its borrowings to relate to the trading cash flows that service them. Where IAS 39 hedge accounting is not applied the offsetting effect of such hedges is not included in the tables above.

(iv) Commodities
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.

The Group held the following commodity futures contracts at 31 December 2007:

	2007	2006
	Fair	Fair
	value	value
	£m	£m

Commodities (asset)	2	3

Commodities (liabilities)	(3)	(5)

Total	(1)	(2)

The commodities derivative contracts held by the Group at the year-end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa, aluminium and other commodities traded on commodity exchanges. Applying a reasonable rise or fall in commodity prices to the Group’s net commodity positions held at the year end would result in a movement of £6.2 m illion (2006: £7.0 million) which would be recognised in the finance charge for the period. The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.

Review of accounting policies
Critical accounting estimates
The preparation of our financial statements in conformity with IFRS, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.

Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below.

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Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on our results. We also have other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.

(i) Brands and other acquisition intangibles
Brands and other intangibles that are acquired through acquisition are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and we make assumptions and estimates regarding future revenue growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.

Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 95% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue. Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and there brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Where we do not consider these criteria to have been met, as was the case with certain brands acquired with Adams and CSBG, a definite life is assigned and the value is amortised over the life.

The cost of brands and other acquisition intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life.

A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in management concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce reported profit from operations and reduce the value of the assets reported in the balance sheet. We have consistently applied our estimate of indefinite brand lives since the date we first recognised brands as intangible assets in 1989 except for one brand where we amended our original estimate from an indefinite life to a definite life asset as the products had been re-branded.

(ii) Recoverability of long-lived assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, typically its value in use. If the value in use of a long-lived asset were determined to be less than its carrying value, as is the case for Cadbury China during 2007 and was the case for Cadbury Nigeria during 2006, an impairment is charged to the income statement.

The key assumptions applied in arriving at a value in use for a long-lived asset are:
>	The estimated future cash flows that will be derived from the asset; and
>	The discount rate to be applied in arriving at a present value for these future cash flows.

(iii) Future cash flows
In estimating the future cash flows that will be derived from an asset, we make estimates regarding future revenue growth and profit margins for the relevant assets. These estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long-term planning process. Such estimates are subject to change as a result of changing economic and competitive conditions, including consumer trends. Higher estimates of the future cash flows will increase the fair values of assets. Conversely, lower estimates of cash flows will decrease the fair value of assets and increase the risk of impairment. We attempt to make the most appropriate estimates of future cash flows but actual cash flows may be greater or less than originally predicted.

(iv) Discount rates
The future cash flows are discounted at rates that we estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised as part of the annual impairment review. On the other hand a decrease in the discount rate will increase the fair value of the long-lived assets and decrease the likelihood of impairment.

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Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5% .

Where applicable, we review the reasonableness of all assumptions by reference to available market data including, where applicable, the publicly quoted share price of the Company. Changes in the assumptions used by management can have a significant impact on the estimated fair value of assets and hence on the need for, or the size of, an impairment charge.

(v) Trade spend and promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgements. We utilise numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to revenue with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, revenue and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Management has significant experience in making such estimates. However each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in revenue recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.

Up front payments are made to secure product installation in the fountain and food service channel of several of our beverage products. These payments are amortised (as a deduction to revenue) based upon a methodology (time or volumes sold) consistent with our contractual rights under these arrangements. Were we unable to enforce our rights under the relevant contracts we may be required to accelerate the recognition of such costs, which would reduce future revenue.

(vi) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, US, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.

The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuations in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.

In arriving at the present value of the pension liabilities, we estimate the most appropriate discount rate to be applied. We are required to base our estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside of our control, so the funding status and charge will change over time. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded.

In calculating the present value of the pension liabilities we are also required to estimate mortality rates (or life expectancy), including an expectation of future changes in mortality rates. The Group uses actuarial advisers to select appropriate mortality rates that best reflect the Group’s pension scheme population. If the mortality tables, or our expectation of future changes in the mortality tables, differ from actual experience then we will be required to revise our estimate of the pension liabilities and may be required to adjust the pension cost.

In calculating the pension cost, we are also required to estimate the expected return to be made on the assets held within the pension funds. We have taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. A decrease in the expected rate of return will increase the pension charge for the year. Conversely an increase in the expected rate of return will decrease the pension charge for the year. If the actual returns fall below the long-term trend estimate the charge recorded in future periods will increase. If the actual returns exceed the long-term estimate the charge recorded in future periods will decrease.

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Where defined benefit pension plans have an asset value in excess of the valuation of liabilities we consider whether this surplus will be realisable by the Group in the future either through a reduction in contributions or guaranteed refunds on cessation of the plan.

An indication of the variability of the main assumptions applied by management for the UK plan over the past two years is set out below:

	2007	2006

Discount rate	5.8%	5.2%

Rate of asset returns	6.6%	6.8%

Rate of salary increases	4.3%	4.4%

A 50 basis point decrease in the estimate of the discount rate would have resulted in an approximate 9% increase in the pension liabilities. A 50 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £14 million increase in the pension costs.

(vii) Income taxes
As part of the process of preparing our financial statements, we are required to estimate the income tax in each of the jurisdictions in which we operate. This process involves an estimation of the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.

Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. However, the actual tax liabilities could differ from the provision. In such an event, we would be required to make an adjustment in a future period, and this could materially impact our financial position and results of operations.

We operate in numerous countries but the tax regulations in the US and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.

In the last two years the impact that revising the initial estimates has had on the recorded charge for current and deferred taxes and the corresponding increase in profits is set out below:

	2007	2006
	£m	£m

(Reduction)/increase in current
tax charge	(24)	4

Increase/(reduction) in deferred
tax charge	2	(46)

We recognised deferred tax liabilities of £1,145 million (2006: £1,050 million) at 31 December 2007, and have recognised deferred tax assets of £124 million (2006: £170 million). There are further unrecognised deferred tax assets for losses of £179 million (2006: £187 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with history of generating tax losses begins to show evidence of creating and utilising taxable profits. In 2005, the annual assessment of the recoverability of the UK tax position resulted in the recognition of a deferred tax asset in the UK for the first time and a credit to profits of £104 million. £82 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the income statement in the year of recognition and an income tax cost in the year of utilisation.

Accounting policy changes
There have been no significant changes in our accounting policies during 2007.

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Board of Directors and Group Secretary

1 Sir John Sunderland ‡ *
Chairman

Term of office: Appointed as Chairman in May 2003. SirJohn was last re-elected in 2007 and is not retiring by rotation or standing for re-election in 2008. Sir John has announced he will retire as Chairman in mid 2008. SirJohn is Chairman of the Nomination Committee.
Skills and experience: Sir John has 39 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. He has held senior leadership roles within the Company, including being CEO from 1996 to 2003. Sir John's experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value. He was knighted in the 2006 Queen’s Birthday Honours list.
Other directorships and offices:
> Deputy President of the Confederation of British Industry
> Non-executive Director of Barclays PLC
> Director of the Financial Reporting Council
> Advisory Board member of CVC Capital Partners
> Advisory Board member of Ian Jones & Partners
> Advisory Board member of Marakon Associates

2 Roger Carr # † ‡
Deputy Chairman and Senior
Independent Non-Executive Director

Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent non-executive Director since May 2003. Roger was last re-elected in 2006 and is not retiring or standing for re-election in 2008. From mid 2008 Roger will replace Sir John Sunderland as Chairman.
Skills and experience: Roger's experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
> Non-executive Chairman of Centrica plc
> Non-executive Chairman of Mitchells & Butlers plc (resigning in mid-2008)
> Non-executive Director of The Bank of England
> Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
> Chairman of Chubb plc (2000–2002)
> Chairman of Thames Water (1998–2000)
> Chief Executive Officer of Williams plc (1994–2000)

3 Todd Stitzer *
Chief Executive Officer

Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2006 and is not retiring or standing for re-election in 2008.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd's business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
> Non-executive director of Diageo plc

4 Ken Hanna
Chief Financial Officer

Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006 and is not retiring or standing for re-election in 2008.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993–1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997–1999). In addition, Ken's focus on consumer goods while an Operating
Partner at the private equity firm Compass Partners (1999–2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
> Non-executive Director of Inchcape plc

5 Bob Stack *
Chief Human Resources Officer

Term of office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is retiring by rotation and standing for re-election in 2008.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob's responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
> Non-executive Director of J Sainsbury plc
> Visiting Professor at Henley Management College

6 Sanjiv Ahuja ‡ *
Independent Non-Executive Director

Term of office: Appointed to the Board on 19 May 2006. Sanjiv was last re-elected in 2007 and is not retiring or standing for re-election in 2008.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
> Chairman and Chief Executive Officer of Augere
> Chairman of Orange UK
> Member of France Telecom’s Group Management Committee

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Directors' report

7 Dr Wolfgang Berndt #†
Independent Non-Executive Director

Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is retiring by rotation and standing for re-election in 2008. He is Chairman of the Remuneration Committee.
Skills and experience: Wolfgang's broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
> Non-executive Director of Lloyds TSB Group plc
> Non-executive Director of GfK AG
> Non-executive Director of Telekom Austria
> President Global Fabric & Home Care sector of The Procter & Gamble Co (1998–2001)

8 Lord Patten ‡ *
Independent Non-Executive Director

Term of office: Appointed to the Board in July 2005. Lord Patten was last re-elected in 2006 and is retiring by rotation and standing for re-election in 2008. He is Chairman of the Corporate and Social Responsibility Committee.
Skills and experience: Lord Patten's distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
> Chancellor of Oxford University
> Chancellor of Newcastle University
> Advisory Board member of Bridgepoint Capital Ltd
> Advisory Board member of AIG
> European Commissioner for External Relations (1999–2004)
> Governor of Hong Kong (1992–1997)

9 David Thompson # † *
Independent Non-Executive Director

Term of office: Appointed to the Board in March 1998. David was last re-elected in 2007 and will resign from the Board on 8 March 2008. He is Chairman of the Audit Committee.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
> Chairman of the Nottingham Building Society
> Finance Director of The Boots Company plc (1990–2002)

10 Raymond Viault # † ‡
Independent Non-Executive Director

Term of office: Appointed to the Board on 1 September 2006. Raymond was last re-elected in 2007 and is not retiring by rotation or standing for re-election in 2008.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
> Director of Safeway, Inc.
> Director of Newell Rubbermaid, Inc.
> Director of VF Corporation >Vice Chairman of General Mills, Inc. (1996–2004)

11 Ellen Marram
Independent Non-Executive Director

Term of office: Appointed to the board on 1 June 2007. Ellen is standing for re-election in 2008 at the first Annual General Meeting since her appointment.
Skills and experience: Ellen has extensive experience in the food and beverages industry and the broader consumer sector which enables her to contribute significantly to the Board.
Other directorships and offices:
> President of The Barnegat Group
> Director of The Ford Motor Company
> Director of The New York Times Company
> Director of Eli Lilly
> Managing Director of North Castle Partners (2000–2005)
> Group President (1993–1998) and Chief Executive (1997–1998) of the Tropicana Beverage Group
> President and Chief Executive Officer of the Nabisco Biscuit Company (1988–1993)

12 Guy Elliott #
Independent Non-Executive Director

Term of office: Appointed to the board on 27 July 2007. Guy is standing for re-election in 2008 at the first Annual General Meeting since his appointment.
Skills and experience: Guy has extensive financial and commercial experience, particularly in mergers and acquisitions which enables him to contribute significantly to the Board.
Other directorships and offices:
> Finance Director of Rio Tinto plc and Rio Tinto Limited.

13 Henry Udow
Chief Legal Officer and Group Secretary

Term of office: Appointed Group Secretary on 28 September 2007.
Skills and experience: Henry joined Cadbury Schweppes North America in 1987 as Division Counsel & Assistant Secretary after working in private practice with the law firm of Shearman & Sterling in the US and UK. In 1991 he became Vice President, General Counsel & Secretary of Cadbury Schweppes North America. In 1994 he moved to the UK to take up his role of Senior Vice President, Legal Director and General Counsel of Cadbury Schweppes’ Global Beverages business. In 2000 he moved from the Legal Department to become Mergers & Acquisitions Director, heading up all merger and acquisition activity for Cadbury Schweppes, both Beverages and Confectionery. He was appointed Chief Legal Officer in 2005, heading up the Global Legal Function for Cadbury Schweppes.

Board Committee membership key
# Audit Committee
† Remuneration Committee
‡ Nomination Committee
* Corporate and Social Responsibility Committee

Cadbury Schweppes Annual Report & Accounts 2007	49

directors'
report

Items covered in this section:

Business review	50

Dividends	51

Directors	51

Substantial shareholdings	52

Going concern	52

General
The Directors present their Report together with the audited financial statements for the year ended 31 December 2007.

Principal activities
Our principal activities are detailed in the Description of Business on page 10 and incorporated by reference into this report and deemed part of this report. The operating companies principally affecting our profit or net assets in the year are listed in Note 36 to the financial statements.

Business review
Cadbury Schweppes plc is required by the Companies Act 1985 to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2007 and of the position of the Group at the end of the year.

A review of the business and a commentary on its strategy, performance and development is set out in the Chairman’s statement on pages 2 to 4, the Chief Executives Review on pages 5 to 9 and Financial Review on pages 25 to 47. In addition, the principal risks facing the business are detailed in the Description of Business on pages 21 to 24. The strategy of the Confectionery Group is discussed on page 13 and the Americas Beverages strategy is discussed on page 19. Treasury Risk on Management Policies are discussed in the Financial Review on pages 42 to 44. Environmental policies, their performance and impact on the Group are discussed on page 51, research and development in the business of the Group is discussed on pages 6 and 20 and the Company’s capital structure is discussed on pages 51 and 52. All the information detailed in those sections which is required for the business review or otherwise for this report is incorporated by reference in (and shall be deemed to form part of) this report. Key financial performance measures are discussed in the Financial Review on pages 25 to 27.

In addition, the Group’s performance can be assessed by comparative data from Euromonitor (for confectionery) and AC Nielsen (for beverages), examples of which are given in the Description of Business, and by our comparative TSR performance against the FTSE-100 (on page 61). Performance indicators relating to corporate and social responsibility can also be found in our biennial Corporate and Social Responsibility report and on our website.

Revenue and profit
Revenue during the period amounted to £7,971 million (2006: £7,427 million). Profit before taxation amounted to £670 million (2006: £738 million).

Legal proceedings
Cadbury Schweppes plc and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. The outcome of such proceedings, either individually or in aggregate, is not expected to have a material effect upon the results of our operations or financial position.

Post balance sheet events
On 15 March 2007 the Group announced the separation of the Americas Beverages businesses and on 10 October 2007 it further announced that it would effect the separation via a demerger in 2008. A Circular will be sent to shareowners describing the demerger process and the actions shareowners need to take at the appropriate time.

On 25 February 2008 the Group completed the disposal of its Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market, for £58 million.

Financial instruments
Information on our use of financial instruments, our financial risk management objectives and policies, and our exposure to credit and liquidity risks, are described in the Financial Review. Our exposure to cash flow and price risks are described in Note 28 to the financial statements.

Corporate and Social Responsibility
We publish a separate Corporate and Social Responsibility report every other year with the next report being available in the autumn. Copies are available from our website, www.cadburyschweppes.com, or from the Group Secretary.

Our CSR performance is rated by various external organisations’ indices and this helps us assess how we are progressing. Indices include: Dow Jones Sustainability World Index, FTSE4Good, the Carbon Disclosure Project, Climate Leadership Index and the UK’s Business in the Community Corporate Responsibility Index.

Employees
Applications for employment by disabled persons are always fully considered. We employ people with disabilities, though not all are formally registered as disabled in UK terms. If an employee becomes disabled, we aim wherever possible to offer an alternative job, with retraining if necessary. Training, career development and promotion opportunities for people with disabilities are consistent with our Group-wide policy on equal employment opportunities, diversity and inclusiveness.

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Employee communication and involvement
Employee communication and engagement continued to grow in 2007, with all areas of the business introducing enhanced communication structures and programmes. We keep employees regularly informed through colleague communications via email and via the intranet. Our financial results are always presented to employees through various media channels. Through our subsidiaries, we have successfully entered into numerous collective bargaining agreements. Our management has no reason to believe that it would not be able to renegotiate any such agreements on favourable terms.

Employee share ownership
Share ownership amongst our employees is actively encouraged. Employees in Australia, Canada, France, Germany, Ireland, Mexico, Netherlands, New Zealand, Portugal, Spain, UK and USA have access to all-employee share plan arrangements. Overall around 40% of all eligible employees choose to participate and invitations to do so are issued on an annual basis.

Charitable and political contributions
In 2007, the value of Cadbury Schweppes’ contribution to non profit causes totalled £10 million, paid in respect of the following charitable purposes: education & enterprise, environment and health and welfare.

In 2007, neither the Company, nor any of its subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.

Environment & Heath and Safety (EHS)
We recognise our responsibility to help preserve the future of our planet while continuing to create sustainable value for the business. We are determined to reduce the carbon intensity of our global operations and use energy more efficiently as a key part of our commitment to sustainable growth and to help combat climate change. Therefore in June 2007 we launched a new environmental strategy, aimed at minimising the use of energy, packaging and water through adopting absolute rather than relative targets, these targets are described in more detail on page 15 of the Business Description.

We have in place an integrated EHS policy and standards based on both ISO14001 and OHSAS 18001. Our EHS policy and standards deal with environmental issues related to the manufacturing of our products, water, energy packaging and protection of the eco-systems from which we source raw materials, the management of our supply chain and the distribution, sale and consumption of our products.

All our manufacturing sites are audited on a rolling programme by Group EHS Assurance Department and areas of improvement are identified. Some sites are externally audited and certified to IS014001 or OHSAS18001.

Our EHS policies, goals and performance are described in detail in our Corporate and Social Responsibility Report 2006. The report has been reviewed by Deloitte & Touche LLP who have provided an assurance statement.

Protecting the health and safety of employees is fundamental to our Business Principles. We have a Quality Environment Health & Safety Group, chaired by our President of Global Supply Chain. This group consists of board level representation and senior leadership from different functions to drive our agenda in this area. The remit of the committee includes quality and food safety. We are implementing additional programmes to strengthen performance.

Auditors In accordance with the provisions of Section 234ZA of the Companies Act 1985, each of the Directors at the date of approval of this report confirms that:
>	So far as the Director is aware, there is no relevant audit information of which the Group’s auditors are unaware; and
>	The Director has taken all the steps that he or she ought to have taken as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Group’s auditors are aware of that information

The Group’s auditors are Deloitte & Touche LLP, who are willing to continue in office and resolutions for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Note 6 in the financial statements states the auditors’ fees, both for audit and non-audit work.

Dividends
The Directors recommend a final dividend of 10.5 pence per ordinary share (2006: 9.9p) to be paid on 16 May 2008 to ordinary shareowners on the register as at 1 May 2008.

An interim dividend of 5.0 pence was paid on 19 October 2007, which makes a total of 15.5 pence per ordinary share for the period (2006: 14.0p) .

Directors The names of our Directors, together with biographical details, are set out on pages 48 and 49 and incorporated by reference into this report and deemed part of this report.

At the 2008 Annual General Meeting, Wolfgang Berndt, Lord Patten and Bob Stack will retire by rotation in accordance with Article 90 of the Articles of Association, and, being eligible, will each offer themselves for re-appointment. David Thompson will retire as a Director with effect from 8 March 2008. After over 40 years of service, Sir John Sunderland will retire in mid 2008.

Guy Elliott and Ellen Marram will also retire and offer themselves for re-appointment in accordance with Article 89 of the Articles of Association, having been appointed as independent Non-executive Directors since the last Annual General Meeting.

The explanatory notes to the Notice of Meeting set out why the Board believes that these Directors should be re-elected.

Capital Structure
Details of the authorised and issued share capital, together with details of movements in the issued share capital of Cadbury Schweppes plc during the year are shown in Note 29 which is incorporated by reference and deemed to be part of this report. The Company has one class of ordinary shares

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which carry no right to fixed income. Each share carries the right to one vote at general meetings of the Company.

The percentage of the issued nominal value of the ordinary shares is 100% of the total issued nominal value of all share capital.

There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles of Association and prevailing legislation. The Directors are not aware of any agreements between holders of the Company’s shares that may result in restrictions on the transfer of securities or on voting rights.

Details of employee share schemes are set out in Note 26. Shares held by the Cadbury Schweppes Employee Benefit Trust. The trust waives its right to vote on the shareholding, and to a dividend.

No person has any special rights of control over the Company’s share capital and all issued shares are fully paid.

With regards to the appointment and replacement of directors, the Company is governed by its Articles of Association, the Combined Code, the Companies Acts and related legislation. The Articles themselves may be amended by special resolution of the shareowners. The powers of Directors are described in the Main Board’s Terms of Reference, copies of which are available on request, and the Corporate Governance Report on page 53.

At the 2007 AGM the Directors were authorised to issue relevant securities up to an aggregate nominal amount of £86,636,438 (approximately 33% of the issued ordinary share capital as at 20 March 2007); renewal was also sought from the following authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash (up to a maximum aggregate nominal amount of £13,126,733) other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares (maximum total nominal value of £26,253,466) and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors did not utilise this authority during 2007 and have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares was not used in 2007 and has not been used since 1999. The Directors will seek to renew similar authorities in 2008.

Directors’ responsibilities
The Statement of Directors’ responsibilities in relation to the financial statements is set out on page 76. The statement by the auditors on corporate governance matters is contained in their report on pages 76 and 77.

Directors’ share interests
The interests in the share capital of the Company of Directors holding office during the period at the beginning of the period, 1 January 2007 (or date of appointment if later), and the end of the period, 31 December 2007, are detailed in the Directors’ remuneration report on page 71.

Directors’ indemnities
Since February 2005, we have granted indemnities to each of the Directors, one member of our senior management and the Group Secretary to the extent permitted by law. These indemnities are uncapped in amount, in relation to certain losses and liabilities which they may incur to third parties in the course of acting as directors (or Company Secretary as the case may be) or employees of the Company or of one or more of its subsidiaries or associates.

Substantial shareholdings
At the date of this Report we have been notified, in accordance with the Disclosure and Transparency Rules, of the following interests in the ordinary share capital of the Company:

	Number of shares	Interest in
	in which there	issued share
	is an interest	capital (%)

Morgan Stanley Investment
Management Limited	150,787,720	7.18%

Legal & General Investment
Management	106,419,523	5.04%

Franklin Resources	83,732,422	4.01%

Trian	72,965,267	3.47%

In December 2007 Trian indicated to the Company that their economic interest in the ordinary share capital of the Company is approximately 4.5% .

Policy on payment to suppliers
We adhere to the Better Payment Practice Guide. Our policy is, when agreeing the conditions of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by, and settle in accordance with, these terms. As Cadbury Schweppes plc is a parent company, it has no trade creditors.

Change of control
Pursuant to section 992 of the Companies Act 2006, the Directors disclose that in the event of a change of control in the Company: (i) the Company may be obliged to offer to sell its shares in Camelot to the other shareowners at fair market value; (ii) the Company’s £1 billion Revolving Credit Facility (dated 17 March 2005) and its four £200 million Revolving Credit Facilities (all dated 31 May 2007) could become repayable; and (iii) an Exclusive Bottling Agreement, which the Company has entered into in Australia, could become terminable.

Going concern
On the basis of current financial projections and facilities available, we have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing the financial statements.

By order of the Board

Henry Udow
Chief Legal Officer and Group Secretary

4 March 2008

52	Cadbury Schweppes Annual Report & Accounts 2007

Directors' report

This report has been prepared in accordance with the Code of Best Practice set out in section 1 of the June 2006 FRC Combined Code on Corporate Governance. Cadbury Schweppes plc has complied with the provisions of the Code throughout the year.

Cadbury Schweppes plc (the Group) has applied the principles set out in section 1 of the Code, including both the main principles, and supporting principles by complying with the code, as reported above. Further explanation of how the principles and supporting principles have been applied is set out below and in the Directors’ Remuneration Report and Audit Committee Report.

The Board remains committed to the principles of good corporate governance and to achieving high standards of business integrity, ethics and professionalism across all our activities. The Board adopted a Statement of Corporate Governance Principles on 16 February 2007 which explains the principles that guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group) and a code of conduct (Our Business Principles) that apply at Board level and to all managers across the Group. All executive members of the Board, the CEC, the Global Leadership Team (the executive managers who report to CEC members), and managers are required to confirm their compliance with Our Business Principles on an annual basis. We have established a confidential, all employee Speaking Up helpline available in most languages, enabling employees to report concerns of breaches of Our Business Principles or usual standards of good behaviour. The Statement of Corporate Governance Principles, Financial Code of Ethics and Our Business Principles are available on the Group’s website, www.cadburyschweppes.com.

The Board
The Board has 12 members: three Executive Directors, and nine Non-executive Directors all of whom (except the Chairman) are deemed independent under the provisions of the Combined Code. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life, and as such each contributes significant weight to Board decisions. Changes to the Board since 1 January 2007 are as follows:

Rick Braddock	Non-executive	resigned 24 May
	Director	2007

Ellen Marram	Non-executive	appointed 1 June
	Director	2007

Guy Elliott	Non-executive	appointed 27 July
	Director	2007

Rosemary Thorne	Non-executive	resigned 5 September
	Director	2007

David Thompson	Non-executive	will resign 8 March
	Director	2008

Sir John Sunderland	Chairman	will resign
		mid-2008

Sir John Sunderland will be succeeded as Chairman by Roger Carr. Biographies of each of the Directors as at the date of this report, can be found on pages 48 and 49.

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Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2007 was as follows:

				Corporate
		Strategy		and Social
	Board	(1 meeting	Audit	Responsibility	Nomination	Remuneration
	10 meetings	over 2 days)	5 meetings	2 meetings	3 meetings	9 meetings

Sir John Sunderland	10	1	n/a	2	3	n/a

Roger Carr	10	1	3	n/a	3	8

Todd Stitzer	10	1	n/a	2	n/a	n/a

Ken Hanna	10	1	n/a	n/a	n/a	n/a

Bob Stack	10	1	n/a	2	n/a	n/a

Sanjiv Ahuja	8	1	n/a	1	1	n/a

Wolfgang Berndt	10	1	5	n/a	1	9

Rick Braddock[1]	5	1	n/a	n/a	n/a	2

Lord Patten	8	1	n/a	2	2	n/a

David Thompson	10	1	5	2	1	8

Rosemary Thorne[2]	7	1	4	1	2	5

Raymond Viault	10	1	4	n/a	3	6

Guy Elliott[3]	4	1	1	n/a	n/a	n/a

Ellen Marram[4]	4	1	n/a	1	n/a	n/a

NB. n/a means that the specified Director is not a member of that Committee, although he or she may attend meetings at the invitation of the Chairman of the Committee.

[1]	Rick Braddock resigned from the Board on 24 May 2007.
[2]	Rosemary Thorne resigned on 5 September 2007.
[3]	Guy Elliott was appointed a Non-executive Director on 27 July 2007 and has not missed a meeting since his appointment.
[4]	Ellen Marram was appointed a Non-executive Director on 1 June 2007 and has not missed a Board meeting since her appointment.
When Directors have not been able to attend meetings due to conflicts in their schedule, they receive and read the papers for consideration at that meeting, and have the opportunity to relay their comments in advance, and if necessary follow up with the relevant Chairman of the meeting.

Role of the Board
The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. Whilst the Board has delegated the day to day management of the Group to the Chief Executive Officer, there is a formal schedule of matters reserved for the Board by which the Board oversees control of the Group’s affairs. The Chief Executive Officer is supported by his Executive Committee. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which deals with routine business between Board meetings; following a formal decision, the Board may also delegate authority to the Committee to facilitate finalising matters within agreed parameters. The work of the Board committees is described on pages 55 and 58.

Senior executives below Board level attend certain Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-executive Directors to discuss issues affecting the business.

Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary, at the Group’s expense (up to a maximum cost of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be a non-executive). No such advice was sought by any Director during the year.

Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary. Any questions shareowners may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary.

Board effectiveness
The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined in writing and approved by the Board. The role of the Chairman is to lead and manage the Board. The Chief Executive is responsible for the leadership and day to management of the Group and execution of the strategy approved by the Board.

Induction: On joining the Board, Directors are given background information describing the Group and its activities. They receive an induction pack of information on our business. The pack includes guidance notes on the Group, the Group structure, its operations, information on corporate governance and brokers’ reports. Meetings are arranged with the members of the Chief Executive’s Committee and other senior executives below Board level from each Group function, as well as some of our advisers. Appropriate visits are arranged to our sites. Meetings are also arranged with the Group departments who provide support to the relevant Board Committees the Directors will serve on.

Continuing professional development: Training seminars are held for Board members at least annually. These formal

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sessions are in addition to written briefings to the Board on areas of regulatory and legislative change. The seminar held in December 2007 covered the Takeover Code and the new Companies Act.

In 2007 Egon Zehnder undertook a formal and independent evaluation of the Board. The review combined qualitative dialogue and a quantative questionaire to track Board and Committee effectiveness and covered Board dynamics, individual Director contributions and in particular the process relating to the demerger and its attendant implications. Overall, the review concluded that the Board and its committees function effectively and when issues are raised for consultation there is a thorough debate and effective decision making. Governance and Board processes in general are robust. The process of communication to the Board and individual directors has been stated but not, at the time of reporting concluded.

External directorships for Executive Directors
Subject to certain conditions, and unless otherwise determined by the Board, each executive Director is permitted to accept one appointment as a Non-executive Director of another listed company. The Board considers that executive Directors can gain valuable experience and knowledge through such appointments. Details of the fees received by the Directors for external appointments can be found in the Directors’ Remuneration Report on page 65.

Non-executive Directors
The Board reviews the independence of all Non-executive Directors annually and has determined that all such directors (except Sir John Sunderland) are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement. David Thompson was considered to remain independent despite having served on the Board for more than nine years, following a thorough review of his continued independence and suitability. He will retire from the Board on 8 March 2008.

We made no payments to third parties for any of the Non-executive Directors’ services.

Senior Independent Non-executive Director: Roger Carr is the Senior Independent Non-executive Director and our Deputy Chairman. Roger’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the Non-executive Directors without executive management or the Chairman being present. A new Senior Independent Non-executive Director will be appointed when Roger Carr becomes Chairman in mid 2008.

Terms of appointment: Other than Sir John Sunderland, who was appointed for an initial term of one year, extended to mid 2008, Non-executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. The terms and conditions of appointment for the non-executives are summarised in the Directors’ remuneration report on page 65 and are available on request from the Group Secretary.

Meetings of Non-executive Directors
The Non-executive Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During 2007, they held two such meetings chaired by Roger Carr and attended by all the Non-executive Directors.

Key committees
The terms of reference for all our committees are reviewed on a regular basis by the Board and were last reviewed in February 2008. Committees are authorised to obtain outside legal or other independent professional advice if they consider it necessary to do so. The terms of reference are available on the website at www.cadburyschweppes.com.

Audit Committee
Members: David Thompson (Chairman), Roger Carr, Wolfgang Berndt, Raymond Viault, Guy Elliott (from 6 December 2007). The Committee consists solely of independent Non-executive Directors, all of whom have extensive financial experience in large organisations. All Committee members, except Guy Elliott held office throughout the year and at the date of this report. The Board has determined that David Thompson is an Audit Committee financial expert as defined by the US Securities and Exchange Commission. Other than the Chairman of the Committee, as described in the Directors’ Remuneration Report. Members do not receive additional fees for serving on the Committee.

At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, and Group Secretary, Corporate Finance Director, Director, Financial Control, Director of Business Risk Management, Head of Internal Audit and the external auditor attend meetings. The Director of Group Secretariat attends and is secretary to the Committee. The Committee met five times in 2007, meeting separately with the external auditors in February and July, and with the internal auditors in July. The Chairman also holds preparatory meetings with the Group’s senior management as appropriate prior to Committee meetings. All Directors have access to the minutes of all the Committee’s meetings and are free to attend.

The composition and role of the Audit Committee is reviewed annually against the recommendations made in the Smith Report published in 2003, and complies with all of that Report’s recommendations.

Key duties:
>	Responsible for all accounting matters and financial reporting matters prior to submission to the Board for endorsement;
>	To monitor the integrity of the Group’s financial statements and ensure that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;
>	To review major changes in accounting policies and practices;
>	To review the Group’s internal controls and their effectiveness;
>	To review the Group’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;
>	To review the effectiveness of the external audit process, the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors;
>	To consider the annual report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for the

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following year;
>	To review the provision and scope of audit and non-audit work by the external auditor and the fees charged;
>	To receive reports from the Speaking Up programme (established to investigate in confidence complaints from employees and others);
>	To receive semi-annual reports on Group legal matters including litigation;
>	To receive an annual review of the effectiveness of the Committee;
>	To review corporate governance developments in the UK and US and the Group’s response to these developments; and
>	To monitor the Group’s risk management and business ethics processes.

In addition to carrying out the above duties, in 2007 the Committee’s agenda included considering the effect of accounting for changes to UK corporate legislation, the separation of American Beverages and work to redefine the role and operation of Internal Audit.

Non-audit services: In line with the requirements of Sarbanes-Oxley, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee.

The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee.

With effect from February 2008, the pre-approval process has been amended to enable the Committee to pre-approve the audit and non audit service categories that can be provided by Deloitte & Touche LLP and agreed monetary amounts for each service category that can be provided by them, subject to a maximum individual engagement value. The service will continue to require specific pre-approval from the Audit Committee or the Audit Committee Chairman. Where requests for pre approvals either do not fall within pre-approved category limits, or where a service value exceeds the maximum individual engagement value. There will continue to be no de minimis amount allowed.

Auditor independence: The Committee ensures that the external auditor remains independent of the Group. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.

Other issues: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The reappointment of the external auditor is submitted for approval annually by the shareowners at the Annual General Meeting.

Details of the fees paid to the external auditor in 2007 can be found at Note 6 in the financial statements.

Nomination Committee
Members: Sir John Sunderland (Chairman), Sanjiv Ahuja, Roger Carr, Lord Patten, Raymond Viault.

Wolfgang Berndt, David Thompson, the Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Chief Legal Officer and Group Secretary also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations regarding the appointment of any new executive or Non-executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.

The Nomination Committee is also responsible for succession planning for the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board. We have recently appointed two new non-executives, and four of the longest serving non-executives have retired or will soon retire. The re-elections proposed at the AGM reflect the Board’s policy on its development.

During 2007, the Committee met three times to review succession planning, the appointment of Ellen Marram and Guy Elliott as new Non-executive Directors, the appointment of a new Chairman and the appointment of non-executives to the board of DPSG, Inc, the beverages business to be de-merged, subject to shareowner approval in 2008. External search consultants were engaged to produce a list of candidates for these appointments. These lists were then reduced to a short list of candidates which were discussed between the Chairman and the other members of the Nomination Committee. The Directors then met the preferred candidates and their nominations were presented to the Board for approval at the next Board meeting.

Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are on page 59.

Corporate and Social Responsibility committee
Members: Lord Patten (Chairman), Sanjiv Ahuja, David Thompson, Bob Stack, Todd Stitzer, Sir John Sunderland. The following directors attend at the invitation of the Chairman; Raymond Viault, Wolfgang Berndt, Roger Carr, Henry Udow.

This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. Lord Patten was appointed Chairman on 1 January 2007. Further details of the

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Group’s approach to corporate and social responsibility matters can be found in the Description of Business section on page 15 and in the Company’s biennial Corporate and Social Responsibility report.

Chief Executive’s Committee
Todd Stitzer (Chairman), Henry Udow, Jim Chambers, Steve Driver, Ken Hanna, David Macnair, Tamara Minick-Scokalo (from 2 January 2007), Matt Shattock, Bob Stack, Rajiv Wahi, Mark Reckitt (from 2 January 2007) and Chris Van Steenbergen (from 1 July 2007). The Director of Group Secretariat also attends and is secretary to the Committee.

The CEC deals with major operational and management issues including the review of monthly financial results and forecasts, proposals for capital expenditure and major operating issues.

Relations with shareowners
Our shareowners are very important to us. All shareowners receive regular communications from the Group and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website. Presentations and webcasts on the development of the business are available on the website.

Annual General Meeting (“AGM”)
The Board views the AGM as an opportunity for individual shareowners to question the Chairman, and through him the chairmen of the various Board Committees and other Directors. At the AGM there will be statements by the Chairman and Chief Executive Officer, and all the Directors plan to attend.

Directors are submitted for reappointment by the shareowners at regular intervals. At each Annual General Meeting, not less than one-third of the Directors must retire by rotation. In addition, any Director who has been a Director at either of the two previous Annual General Meetings but who has not retired by rotation, and any Director who was appointed since the last Annual General Meeting, must retire.

Details of the meeting and the resolutions to be proposed together with explanatory notes are set out in the Notice of Meeting which is sent to shareowners. Shareowners attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by poll, the results of which will be announced to the London and New York Stock Exchanges.

Institutional investors
The Group engages with its institutional investors on a day-to-day basis via the Chief Executive Officer and the Chief Financial Officer. The Senior Independent Non-executive Director and other members of the Board are also available to meet major shareowners on request. The Chairman contacts the top 10 shareowners each year with an offer to meet them. As part of his role as the Senior Independent Non-executive Director, Roger Carr is also available to shareowners when contact with the executive Directors or the Chairman may not be appropriate. The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and continental Europe on a regular basis. In June 2007, they hosted a seminar for institutional investors, analysts and brokers in London and New York.

The Directors are supported by our Investor Relations department (IR), which is in regular contact with institutional investors, analysts and brokers. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors including Goldman Sachs, UBS and Makinson Cowell. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop an understanding of the views of our major shareowners.

Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business and is part of an ongoing risk management process. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational, financial and EHS risk areas are all within the scope of these activities which also include identifying, evaluating and managing the related risks.

The Directors acknowledge their responsibility for the system of internal control. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

The key elements of the system may be described as the control environment, and this is represented by the following:
>	The key business objectives are clearly specified at all levels within the Group’s “Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;
>	The organisation structure is set out with full details of reporting lines and accountabilities and appropriate limits of authority for different processes;
>	Procedures to ensure compliance with external regulations;
>	The network of disclosure review committees which exists throughout the Group (described below);
>	Procedures to learn from control failures and to drive continuous improvement in control effectiveness;
>	A wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, social responsibility, health and safety, information technology, and risk management generally;
>	Individual business units operate on the basis of multi-year contracts with monthly reports on performance and regular dialogues with Group senior management on progress;
>	On an annual basis the CEC, Audit Committee and then the Board consider and agree the major risks facing the business and these risks are used to focus and prioritise risk management, control and compliance activities across the organization. The key risks facing the Group are summarised on pages 21 to 24;
>	Various internal assurance departments, including Group Audit, carry out regular reviews of the effectiveness of risk management, control and compliance processes and report their findings to the business unit involved as well as to Group management and the Audit Committee; and
>	The Audit Committee approves plans for control self- assessment activities by business units and regions as well

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as the annual Group Audit activity plan. The Committee also deals with significant issues raised by internal assurance departments or the external auditor.

The management of all forms of business risk continues to be an important factor in the creation and protection of value for our shareowners. The processes involved call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 42 to 44).

All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Regional and global status reports assessing the extent to which all major risks have been effectively mitigated are prepared every six months and are reviewed by the Audit Committee. A structure of central Group and regional risk and compliance committees came into operation from January 2007.

The Group also established in 2002 a network of disclosure review committees (DRC) throughout the organisation. The Group DRC, chaired by the Chief Legal Officer and comprising senior executives at and below Board level, reviews financial and trading statements and releases, and the verification process which underpins these. Meetings are attended by the Group’s external auditors, and UK and US legal advisors. It ensures that such statements and releases are accurate and complete and comply with all relevant legislation and regulation. Each region and function is required to have its own DRC reporting to the Group DRC to ensure that interim and full year financial reporting is accurate and that all matters which may be material to the Group as a whole have been reported to the Board. The Group DRC reports its findings to the Audit Committee and through that Committee to the Board.

At the year end, the Group’s only significant associate is Camelot, which is managed in line with its shareowner agreement.

The Group is subject to the requirements of the US Sarbanes-Oxley Act as a result of the listing of its American Depository Receipts (ADRs) on the New York Stock Exchange. Internal controls have been evaluated and enhanced. where necessary to comply with section 404 of that Act. Testing of these controls will be completed prior to the filing of the Company’s Form 20-F with the US SEC in early April, and a report on compliance with this legislation will be made in that document.

The Board’s annual review of the system of internal control has not identified any failings or weaknesses which it has determined to be significant, and therefore no remedial actions are necessary. Accordingly, the Directors confirm that in compliance with principle C.2 of the Combined Code, the system of internal control for the year ended 31 December 2007 and the period up to 4 March 2008 has been reviewed in line with the criteria set out in the Turnbull guidance currently applicable.

US Corporate governance
Because we are a UK company with our shares listed on the New York Stock Exchange (NYSE) as well as the London Stock Exchange, we are required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We comply with all the NYSE rules which apply to non-US issuers. The NYSE rules require the Nomination Committee to be composed entirely of independent directors, and require this committee to consider corporate governance matters on behalf of the Board. As our nomination committee is not entirely independent, because it is chaired by Sir John Sunderland, who was formerly an Executive Director, the Audit Committee considers corporate governance matters on behalf of the Board. This committee is composed entirely of independent Directors. The NYSE rules allow a committee other than the Nomination Committee to fulfil this role as long as all of its members are independent directors.

Sir John Sunderland
Chairman

4 March 2008

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directors'
remuneration
report

Unaudited Information
Introduction
This report describes the current arrangements for the remuneration of executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (the Committee) in 2007. Except as detailed below or as explained in the AGM notice posted to shareowners with this document, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareowners will be informed appropriately.

This report complies with the requirements of the Companies Act 2006 and of the Combined Code.

The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the executive Directors, and to approve awards under our share based plans (see page 66). The Committee is tasked with ensuring that individual rewards are linked to performance and aligned with the interests of the Company’s shareowners. This requires that cost effective packages are provided which are suitable to attract and retain executive Directors of the highest calibre and to motivate them to perform to the highest standards. The Committee also oversees remuneration arrangements for our senior executives to ensure they are also aligned with shareowner interests. The terms of reference of the Committee are available for inspection on our website.

Changes to reward arrangements
There were no changes to reward arrangements in 2007, but in line with previous commitments and in the light of the separation of the Americas Beverages business, the Committee undertook a fundamental review of remuneration policy and all incentive plans for submission to shareowners for approval in 2008. Following the detailed review of our existing plans a number of changes have been made to:
>	Ensure that awards are more closely aligned with the Group’s strategic objectives and shareowner value creation and enhance relevance by introducing new and more stretching performance measures;
>	Strengthen the link with shareowner value creation by referencing a more industry focused peer group; and
>	Simplify the arrangements to make them more relevant to participants and to shareowners.

Remuneration Committee members and advisers
In 2007 the Committee consisted of:
Wolfgang Berndt	(Chairman of the Committee from 24 May 2007)
Rick Braddock	(resigned 24 May 2007)
Roger Carr
David Thompson
Rosemary Thorne	(resigned 5 September 2007)
Raymond Viault	(appointed 16 February 2007)

All are independent Non-executive Directors, and all were members of the Board and Committee at the year-end other than as indicated. No other person was a member of the Committee at a time when any matter relating to the executive Directors’ remuneration for 2007 was considered.

The Committee met nine times to consider and approve, amongst other things:
>	The Directors’ remuneration report for 2006;
>	Proposed salary increases and changes to other compensation elements of the executive Directors’ remuneration;
>	AIP and share based grants to the executive Directors and members of the Chief Executive’s Committee;
>	A review of our share plan arrangements;
>	Performance measures, weights, targets and allocation guidelines for share based remuneration;
>	Senior Executive Remuneration Review; and
>	Effects of the separation of Americas Beverages on the share plans.

No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

Sir John Sunderland	Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Hester Blanks	Group Secretary to 30 September 2007
Don Mackinlay	Global Remuneration and Benefits
Director

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John Mills	Director of Group Secretariat and Secretary to the Committee
Liz Spencer	International Rewards Director
Henry Udow	Chief Legal Officer and Group Secretary from 1 October 2007

Hester Blanks, Don Mackinlay, John Mills, Liz Spencer and Henry Udow were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from PricewaterhouseCoopers LLP in respect of the changes to reward arrangements. Representatives from PricewaterhouseCoopers LLP have attended meetings of and provided advice to the Committee. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis.

The Committee also invited Deloitte &Touche LLP(‘Deloitte’) to provide a one-off, independent review of proposed changes to reward arrangements, from a best practice and compliance perspective. Deloitte are also the Company’s Auditors, but carried out the terms of their engagement within the scope of UK and US independence standards on the provision of non-audit services to audit clients, and following approval from the Audit Committee.

Slaughter and May has advised the Committee on legal and regulatory issues and has also provided advice on a broad range of legal issues to the Group during 2007.
PricewaterhouseCoopers LLP also provided a broad range of tax, share scheme and advisory services to the Group during 2007.

Remuneration policy principles Our remuneration policy for executives, including executive Directors, is based on the following core principles:
>	Basic salary between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance ;
>	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;
>	Payments under the performance related elements of our incentive plans based on the measurable delivery of widely used and understood metrics (calculated at constant currency);
>	Total remuneration potential designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;
>	Significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture; and
>	Executive Directors expected to meet a share ownership requirement set at four times base salary.

Overview of remuneration elements for executives including executive Directors

Element	Objective	Performance period	Performance conditions for awards

Base salary (see page 61)	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP) (see page 62)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of revenue and underlying economic profit (UEP) targets for the year prior to 2008. For 2008 awards, performance targets are based on a matrix requiring simultaneous improvement in revenue growth and trading margin. For 2007 and 2008, there is also an element related to key performance indicators and personal objectives. From 2009, performance targets for awards will be based 80% on a revenue/margin matrix and 20% on non-financial measures

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme (see page 62)	Incentivises sustained annual growth Aids retention of executives Supports and encourages share ownership	Three years	Basic award and an additional match subject to continued employment and (prior to 2008) to achievement of compound annual growth in aggregate UEP. From 2008, performance targets are based on a matrix requiring simultaneous improvement in revenue growth and trading margin

Long Term Incentive Plan (LTIP) (see page 63)	Incentivises long-term value creation Aids retention of executives	Three years	Prior to 2008, the performance measures were weighted 50% on Total Shareholder Return (TSR) ranking relative to an international peer group and 50% on compound annual growth in aggregate underlying earnings per share (UEPS). From 2008, performance targets are based on a matrix requiring simultaneous improvement in Return On Invested Capital (ROIC) and UEPS

Whether particular performance conditions are met is assessed with reference to our Annual Accounts or to external data which is widely available. 2008 performance targets assume the separation of Americas Beverages with effect from 1 January 2008. These methods have been	chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the executive Directors is shown on pages 66 to 68. Directors and executives also have interests in Discretionary Share Option Plans granted in previous years see page 70.

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Balance between fixed and variable pay
Around two-thirds of each executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each executive Director.

Share-based awards and dilution
We ensure that the aggregate of all share-based awards does not exceed the guidelines laid down by the Association of British Insurers (ABI). These guidelines provide that options issued to employees under the Company’s all employee schemes should not exceed an aggregate amount equal to 10% of the Company’s issued share capital, and options issued to employees under the Company’s discretionary schemes should not exceed 5% of such sum. The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

Outstanding capacity	2003	2004	2005	2006	2007

For all employee Schemes	4.66%	4.53%	4.58%	5.27%	6.42%

For discretionary Schemes	1.97%	1.75%	1.74%	2.36%	3.38%

Performance graph
The following graph shows the Company’s performance measured by total shareowner return (TSR) for the five years to 31 December 2007 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is the product of the share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 2006 and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans. In particular, it is not the basis on which we measure LTIP TSR performance which is measured against a more appropriate and consistently demanding peer group.

Historical TSR performance growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values

Service contracts
All executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the executive Director giving six months’ notice. These contracts expire at the end of the month in which the executive Director attains age 65, although where the Director is a member of a Company pension plan, their normal retirement age for the purposes of their membership of those plans is 60. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any executive Director’s employment is terminated without cause, or if the executive Director resigns for good reason, payment of 12 months’ base salary and target AIP will be made, together with benefits for up to 12 months, or for a shorter period if the executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. The BSRP and LTIP provisions which apply on a change of control or termination of employment are shown in the relevant sections of this report.

Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the USA if there are no suitable opportunities for them when their secondments end. All the executive Directors’ contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004.

Salaries and benefits in kind for executive Directors
In setting the base salary of each executive Director, the Committee takes into account market competitiveness and the performance of each individual executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies, which for these purposes are FTSE 100 and global food and beverage companies with broadly similar market capitalisation or turnover or both, significant international exposure and geographic relevance who manufacture and brand food, beverage or tobacco products. In addition to base salary, the executive Directors also receive benefits in kind. In 2007, the rate of base salary increases for executive Directors was between 4.5% and 6.1% . These included adjustments relating to changing circumstances. Salaries received by the executive Directors in the 2007 financial year are shown on page 66. Salaries paid to Todd Stitzer and Bob Stack are paid in US dollars, and the sterling amounts shown in this report have been calculated at the average exchange rate for 2007.

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Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, and achievement against key performance indicators and personal objectives as determined by the Committee. Executive directors are eligible to receive up to 200% of base salary based upon a combination of quantitative financial measures, key performance indicators and personal objectives as determined by the committee for each plan year. In 2007, awards were based on the delivery of underlying economic profit (UEP), defined as underlying profit from operations less a charge for the weighted average cost of capital, and growth in revenue, both key elements of the annual contract. I f the Group’s trading margin was below the contracted level, the revenue element of the award was reduced at all levels of performance except at the threshold level. Furthermore, if targets were only achieved at the expense of lowering returns on total invested capital, the Committee reserved the right to reduce AIP payments accordingly. For 2007, the maximum award was weighted 45% on the delivery of UEP, 30% on the growth in revenue and 25% on key performance indicators and personal objectives. For 2007 and 2008, the key performance indicators and personal objectives element of AIP are not eligible for inclusion in the BSRP.

AIP awards to executive Directors for 2006 and 2007 were as follows:

	Percentage of total relating to:

				Key
				performance
	Total (as a			indicators
	% of base		Revenue	and personal
	salary)	UEP	growth	objectives

2006	74.2%	58.1%	41.9%	Nil

2007	155.3%	33.7%	34.1%	32.2%

AIP received by the executive Directors in respect of the 2007 financial year is shown on page 66.

Following the detailed remuneration review the only change to the AIP for the financial awards from 2008 will be in respect of performance measures. For 2008, financial performance targets for awards are based on a matrix structured to incentivise simultaneous and strong improvement in revenue growth and trading margin. It has been set to reward management’s performance in achieving the targets set out in the company’s Vision into Action plan for the Confectionery business announced in June 2007. The Committee will ensure that environmental, social and governance (ESG) risks are not raised by the incentive structure inadvertently motivating irresponsible behaviour.

The financial performance matrix is structured to incentivise the simultaneous attainment of strong growth in revenue whilst achieving significant improvements in trading margins. To achieve threshold vesting, (20% of AIP) performance will have to be significantly above the prior year. From 2009, performance targets for awards will be based 80% on revenue/margin matrix and 20% on non-financial measures which can include ESG issues.

Disclosure of the performance matrix is not provided due to commercial sensitivity. Retrospective disclosure in the Remuneration Report will confirm percentage of overall awards achieved from both the matrix and personal objectives.

Bonus Share Retention Plan (BSRP)
The BSRP is a bonus deferral plan and an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply. These guidelines are at the top end of such requirements in the FTSE 100, with executive Directors expected to meet a share ownership requirement set at four times base salary and a range for all senior executives in the business from one to three times salary, depending on their level of seniority. New appointments are given a period of three to five years in which to satisfy this requirement.

The BSRP is available to a group of approximately 115 senior executives including the executive Directors and aims to encourage participants to reinvest their AIP award into the Company’s shares thereby more closely aligning the interests of management and shareowners. There is a risk of forfeiture during the deferral period and no dividends or dividend equivalents are paid.

The number of matching shares that will be provided for grants made in 2007 is as follows:

Absolute compound annual growth	Matching shares as a % of shares
in aggregate UEP over the three year	invested awarded at the end of
performance period equivalent to:	the period:

below 4%	40% (threshold)

4%	40%

8%	70%

12% or more	100% (maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2006–2008 and 2007–2009 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. AIP awards received by the executive Directors in respect of the 2007 financial year and reinvested into the BSRP are shown on pages 66 and 68.

Following the detailed remuneration review the only change to the BSRP for awards from 2008 will be in respect of performance measures for matching awards, which are based on simultaneous improvement in revenue growth and trading margin. The performance matrix reflects a longer term view to 2010 and has been calibrated with reference to the Vision into Action plan forecasts for the Confectionery business and is as follows:

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Trading Margin
Growth pa	NSV growth p.a. (CAGR 2008–2010)
(bp)	0.0%	4.0%	4.5%	5.0%	5.5%	6.0%

0	40%	40%	40%	40%	40%	40%

60	40%	40%	45%	50%	55%	60%

75	40%	50%	55%	60%	65%	70%

90	40%	60%	65%	70%	75%	80%

110	40%	70%	75%	80%	85%	90%

125	40%	80%	85%	90%	95%	100%

There is a straight line sliding scale between these percentages once threshold of NSV growth of 4% p.a. and trading margin growth of 60 bp p.a. has been exceeded. As in previous years, 40% of matching award vests after three years based on service with up to 60% then dependent on performance. The service match is included in the vesting table shown above.

The Committee will review the matrix each year for each new performance period to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareowners.

Long Term Incentive Plan (LTIP)
Around 80 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP in 2007. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance. Details of the Directors’ LTIP interests are set out in the table on page 68.

In accordance with ABI guidelines participants also accumulate dividend equivalent payments on the conditional share awards (which will only be paid to the extent that the performance targets are achieved). The dividend equivalent payments are then used to buy shares for the participants on the vesting date.

The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

Awards under the LTIP (both before and after 2008) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The status as at 1 January 2008 of each LTIP cycle in respect of which awards could have vested at the date of this report is shown below, on the basis of our performance against the measures explained above. LTIP awards received by executive Directors are shown on page 68.

	Performance	TSR percentile	Current status
	against	ranking as at	(% of maximum
Cycle	UEPS target	1 January 2008	award)

2002–2004	hurdle met	30	lapsed

2003–2005	hurdle met	28	extended

2005–2007	52.9% payout	58.0% payout	55.4% payout

The 2006–2008 and 2007–2009 cycles are currently expected to pay around half of the maximum award available.

Following the detailed remuneration review, the changes to the LTIP for awards from 2008 will be as follows:
>	Maximum potential award of 300% of base salary for all executive directors
>	However, for 2008 and until further notice, the increased quantum for the CEO will be limited to 200% (previously 160%). Other main board directors quantum remains unchanged at 160%
>	Performance targets based on simultaneous improvement in ROIC and UEPS
>	Participation extended to an additional 40 executives

We have replaced relative TSR with a UEPS and ROIC matrix for the following reasons:
>	To align incentives with our strategic agenda and financial plan that underpin the Vision into Action plan
>	There is a strong correlation between combined UEPS and ROIC improvement with shareowner value
>	UEPS and ROIC have clearer line of sight for management
>	The relative TSR condition has not historically reflected the underlying business performance in a consistent manner

UK based companies	US based companies

Allied Domecq#	Campbell Soup	Procter & Gamble

Associated British Foods	Coca-Cola	Sara Lee Corp

Diageo	Coca-Cola Enterprises+	Wrigley+

Northern Foods	Colgate-Palmolive

Reckitt Benckiser	Conagra+	European based companies

Scottish & Newcastle+	General Mills	CSM+ (Netherlands)

Six Continents*	Heinz	Danone (France)

Tate & Lyle	Hershey Foods	Lindt & Sprungli+ (Switzerland)

Unilever	Kellogg	Nestlé (Switzerland)

Uniq*	Kraft Foods+	Pernod Ricard (France)

Whitbread*	Pepsi Bottling Group+	Suedzucker* (Germany)

PepsiCo

*	indicates a company dropped from the Comparator Group in 2004
+	indicates a company added to the Comparator Group for 2004 onwards
#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company

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Key features of the LTIP

	Awards made prior to 2008	Awards made for 2008 onwards

Face value of conditional share award made to executive Directors	80% of base salary (before 2004) 120% of base salary (2004 and 2005) 160% of base salary (2006 onwards to reflect elimination of annual share option grants)	CEO: 200% of base salary (2008 and until further notice) Main Board Directors: 160% of base salary Maximum potential award of 300%

Performance conditions	Prior to 2004, award was based on TSR relative to the Comparator Group with a UEPS hurdle. For 2004 to 2007, half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group	Awards vest subject to a matrix of UEPS growth and improvement in ROIC

UEPS vesting requirement*	Prior to 2004, for the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years). For 2004 to 2007, the extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period	Vesting is dependent on combined growth in UEPS and ROIC improvement. Minimum growth in UEPS of 13% p.a. and ROIC increase of 20 b.p. p.a. required for threshold vesting of 20%. Maximum vesting is possible with UEPS growth of between 19% p.a. and 23% p.a., providing ROIC increase is between 120 basis points p.a. and 80 basis points p.a. respectively

TSR vesting requirement+	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group	No longer applies

Re-tests	Prior to 2004, if the TSR performance criteria were not satisfied in the initial three year performance period, the award was deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it lapses. From 2004 onwards, there are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period	No re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	Prior to 2004, a weighting of 75% was applied to the UK companies in the Comparator Group, and 25% to the non- UK based companies. From 2004 onwards, there is no weighting between UK and non-UK companies	Not applicable

*	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in UEPS were expressed in post-inflation terms. Threshold vesting is 30% for cycles starting in 2006 and 2007. Between threshold and maximum vesting the award vests proportionately to the growth in UEPS. UEPS is a key indicator of corporate performance, and is measured on an absolute basis. Sustained performance is therefore required over the performance cycle as each year counts in the calculation.
+	The TSR measure is used for all awards made prior to 2008. It is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. Threshold vesting is at the 50th percentile ranking relative to the Comparator Group; maximum vesting is at the 80th percentile, and there is a straight line sliding scale between these percentiles. For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award. Threshold vesting is 30% for cycles starting in 2006 and 2007. Maximum vesting is 100% for all cycles.

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The table below shows the percentage of the award which will vest if performance is as shown:

ROIC
Increase	UEPS growth p.a. (CAGR 2008–2010)
bp pa	13.0%	15.0%	17.0%	19.0%	21.0%	23.0%

20	20%	23%	26%	30%	40%	50%

40	23%	40%	50%	50%	60%	70%

60	26%	50%	60%	70%	80%	90%

80	30%	50%	70%	80%	90%	100%

100	30%	50%	70%	90%	100%	100%

120	30%	50%	70%	100%	100%	100%

The Committee will review the matrix each year for each new performance period to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareowners.

Discretionary Share Option Plans (DSOPs)
DSOP grants are not currently part of the Group’s incentive programme and a grant will not be made unless it would be appropriate in the circumstances or general market conditions change. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Director’s family during 2007. The exercise of all existing DSOPoptions which apply to executive Directors are subject to real compound annual growth in UEPS being at least 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant. If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year.

The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index. The UEPS is measured on a real basis after allowing for inflation. Options granted in 2005 met their performance targets and vested in full. All options granted prior to 2005 achieved their UEPS targets and vested in full.

Other share option plans
Each executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the financial statements.

Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.

No current executive Director participates in the UK plans. Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30% of his base salary in lieu of a pension contribution, disability benefits and life cover. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country. Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. Further details of these arrangements are set out on page 69.

Executive Directors’ outside appointments
We recognise the benefits to the individual and to the Company of involvement by executive Directors as non-executive Directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each executive Director is permitted to accept only one appointment as a Non-executive Director in another company. The executive Director i s permitted to retain any fees paid for such service. Details of fees received by executive Directors are as follows:

Ken Hanna	£54,000	(Inchcape plc)

Bob Stack	£58,850	(J Sainsbury plc)

Todd Stitzer	£70,000	(Diageo plc)

Chairman and Non-executive Directors
Sir John Sunderland, Non-executive Chairman, is provided with a car and chauffeur. As announced in February 2008, Roger Carr will succeed him as Chairman of the Group with effect from the middle of 2008.

Unless otherwise determined by the Board, Non-executive Directors are appointed for terms of three years with a maximum term of nine years. Fees for Non-executive Directors are determined by the Board within the limits set by the Articles of Association. To ensure that the interests of the Non-executive Directors are aligned with those of the shareowners, all Non-executive Directors (except Sir John Sunderland) have chosen to utilise a percentage of their fees (between 50% and 100%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-executive Director has undertaken to hold such shares during the term of his or her appointment. The Non-executive Directors do not have service contracts with the Company. Fees for the independent Non-executive Directors were reviewed in 2007 but were not increased.

Non-executive	Date of initial appointment to Board	Commencement date of current term	Expiry date of current term

Sanjiv Ahuja	19 May 2006	19 May 2006	19 May 2009

Wolfgang Berndt	17 January 2002	18 February 2008	18 February 2011

Roger Carr	22 January 2001	26 November 2006	25 November 2009

Guy Elliott	27 July 2007	27 July 2007	27 July 2010

Ellen Marram	1 June 2007	1 June 2007	1 June 2010

Lord Patten	1 July 2005	1 July 2005	1 July 2008

Sir John Sunderland	5 May 1993	24 August 2006	22 May 2008

David Thompson	9 March 1998	16 February 2007	Will retire on 8 March 2008

Raymond Viault	1 September 2006	1 September 2006	1 September 2009

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Audited information
Directors’ remuneration tables
In the following tables, references to CEC members mean the individuals who are members of the Chief Executive’s Committee (our senior management) but who are not executive Directors. Two CEC members left the Group in 2007 and three new members were appointed. Remuneration shown for the CEC includes remuneration paid to the CEC members who left the Group as part of their termination packages. In 2007, there were a maximum of 11 individuals at any one time who were members of the CEC but who were not executive Directors.

Directors’ remuneration summary (table one)

	2007	2006
	£000	£000

Total remuneration:

Fees as Directors	960	902

Salaries and other benefits	3,300	3,198

Annual Incentive Plan/Bonus Share Retention Plan awards (a)	3,566	2,019

Gains on share plans	2,196	3,263

Pensions paid to former executive Directors	34	33

Notes
(a)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested in 2008 and which will vest (normally) in three years’ time. The performance related matching award is shown in table five.

Executive Directors’ and CEC members’ remuneration (table two)

			Other		2007	2006
	Base salary	Allowances (a)	benefits (b)	AIP/BSRP (c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	599	205	–	939	1,743	1,344

Bob Stack (d)	459	360	125	912	1,856	1,397

Todd Stitzer (d)	862	493	173	1,715	3,243	2,473

CEC members (f)(g)	3,319	1,293	838	5,606	11,056	8,294

Directors’ and CEC members’ gains on share plans (table three)
	BSRP
	performance
	awards	LTIP awards	Gains on
	earned in	earned in	exercise of	2007	2006
	2007	2007	share options	total	total
	£000	£000	£000	£000	£000

Ken Hanna (e)	100	426	–	526	558

Bob Stack	78	335	315	728	514

Todd Stitzer	144	628	–	772	949

Sir John Sunderland	–	170	–	170	1,242

CEC members (f)	261	2,136	1,122	3,519	3,301

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Notes to tables two and three above
(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years which can create distortions when assessing year on year movements. For all Directors and CEC members, Allowances include flexible benefits and car allowances. Ken Hanna’s allowances include an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefits and life cover.
(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.
(c)	The total AIP award shown was awarded in respect of 2007 performance and invested in the BSRP on 4 March 2008 by Bob Stack and Todd Stitzer. The AIP and BSRP are described on pages 62 and 63. The amount shown includes the service related matching award to be awarded under the BSRP to each Director and the aggregate for CEC members. The performance related conditional matching awards are shown in table six.
(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – US$1,726,000; Bob Stack – US$919,000.
(e)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2007. The mid-market price on that date was £6.48.
(f)	For all remuneration, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members.
(g)	In addition, payments were made in connection with the cessation of employment of some CEC members. In 2006, these totalled £395,000 and in 2007 £2,008,000.

Non-executive Directors’ fees and benefits (table four)
			Fee for
	Other		chairing	2007	2006
	benefits (b)	Board fee	a committee	total	total
	£000	£000	£000	£000	£000

Sanjiv Ahuja	–	55	–	55	32

Wolfgang Berndt	1	55	8	64	51

Rick Braddock (a)	–	28	3	31	84

Roger Carr	–	105	–	105	101

Guy Elliott (a)	–	24	–	24	–

Ellen Marram (a)	12	40	–	52	–

Lord Patten	–	55	10	65	51

Sir John Sunderland	1	400	–	401	384

David Thompson (a)	–	55	15	70	66

Rosemary Thorne (a)	–	37	–	37	51

Raymond Viault	10	70	–	80	24

Notes
(a)	Guy Elliott was appointed as a Non-executive Director on 27 July 2007 and Ellen Marram was appointed as a Non-executive Director on 1 June 2007. Rick Braddock resigned as a Director on 24 May 2007 and Rosemary Thorne resigned as a Director on 5 September 2007. David Thompson will retire on 8 March 2008.
(b)	Other benefits were personal use of a car and chauffeur by Sir John Sunderland and a travel allowance for certain non-executives. None of the non-executives (other than Sir John Sunderland) received any other emoluments during the 2007 financial year.

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Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table five)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP.

	Maximum	Maximum			Total of maximum
	performance related	performance related		Interest in shares	performance related
	award in respect of	award in respect of	Shares vested in	lapsed in	awards in respect of
	2004 to 2006	2007 (a)	2007 (b)	2007	2005 to 2007 (c)

Ken Hanna	152,207	–	18,226	36,454	97,527

Bob Stack	126,263	49,710	14,150	28,301	133,513

Todd Stitzer	232,375	93,510	26,208	52,418	247,259

CEC members	517,916	304,506	48,892	104,293	723,237

Notes
(a)	The monetary value of the service-related awards for previous BSRP cycles is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2008 for 2007 AIP). Shares purchased by Directors for the 2008–2010 cycle using their AIP investment were due to be acquired on 4 March 2008 at a price of £5.95 per share as follows: Bob Stack – 81,738 shares, Todd Stitzer – 153,755 shares. The service related awards for this cycle are: Bob Stack – 32,695 shares, Todd Stitzer – 61,502 shares.
(b)	The mid-market price on 4 March 2005 when the awards were made was £5.07, and on 4 March 2008 (when the awards were due to vest) was £5.49. Qualifying conditions for these awards are set out on page 62.
(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2010 at the latest.

Directors’ and CEC members’ interests in the Long-Term Incentive Plan (table six)

	Interest				Interest in
	in shares at				shares as at
	31 December	Interest		Interest	31 December	Dividend
	2006 (or date	in shares	Shares	in shares	2007 (or date	Shares
	of appointment	awarded in	vested	lapsed	of resignation	awarded and
	if later) (a)	2007(b)	(c)	(d)	if earlier) (e)	vesting (c)

Ken Hanna	354,669	174,540	72,008	57,888	399,313	5,619

Bob Stack	396,142	144,638	56,616	121,887	362,277	4,418

Todd Stitzer	680,554	272,076	106,110	196,454	650,066	8,280

Sir John Sunderland (f)	346,761	–	28,654	165,893	152,214	2,236

CEC members	1,600,923	844,826	270,349	416,535	1,758,865	21,093

Notes
(a)	Interests as at 31 December 2006 are potential interests shown at their maximum number in respect of the extended 2002–2004 and 2003–2005 cycles, and the 2005–2007 and, 2006–2008 cycles.
(b)	The interests in shares awarded in 2007 relate to the 2007–2009 cycle. The mid-market price on 29 March 2007 when these awards were made was £5.44. The criteria under which these awards would vest in full are explained on page 63.
(c)	Shares due to vest on 4 March 2008 were in respect of the 2005–2007 cycle and (shown separately) shares which were awarded and due to vest in respect of dividends paid during the performance period, in accordance with ABI guidelines. The mid-market price on 4 March 2005 when the awards were made was £5.07, and on 4 March 2008 (when the awards were due to vest) was £5.49.
(d)	All interests in shares in respect of the 2002–2004 cycle lapsed at the end of the financial year as did that part of the 2005–2007 cycle which did not vest.
(e)	Interests as at 31 December 2007 are potential interests shown at their maximum number in respect of the extended 2003–2005 cycle, and the 2006–2008 and 2007–2009 cycles. The current status of each cycle is shown on page 63. At the present time it is anticipated that no cycle will vest at maximum.
(f)	Sir John Sunderland’s employment ceased on 24 August 2005 and consequently a proportion of his outstanding LTIP awards lapsed in 2006 and 2007 accordance with the rules of the plan.
(g)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2009 at the latest.

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Executive Directors’ pensions and retirement benefit arrangements (table seven)

							Transfer
							value of
							the increase
						Increase in	in accrued
			Transfer	Transfer	Increase	accrued	pension
		Increase in	value of	value of	in transfer	pension	(net of
	Accrued	accrued	accrued	accrued	value over	during the	inflation)
	pension	pension	pension at	pension at	the year, less	year	less
	at 1 January	during	1 January	1 January	Directors’	(net of	Directors’
	2008	the year	2008	2007	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

US pension arrangements

Bob Stack	422	67	4,269	3,326	943	51	518

Todd Stitzer	882	155	8,220	6,254	1,966	123	1,149

Notes
(a)	As noted on page 65, Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefit and life cover.
(b)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.
(c)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement.
(d)	The aggregate amount set aside in 2007 to provide for pensions and post retirement medical benefits for the executive Directors and CEC members was £1.3 million. This consists of approved pension arrangements of £0.95 million, unapproved pension arrangements of £0.35 million and post medical retirement benefits of £3,624. Arrangements made in US dollars were converted, for the purpose of this table only, at a rate of US$1.985 = £1.

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Directors’ and CEC members’ options over ordinary shares of 12.5p each (table eight)

			As at
	As at		31 December
	1 January 2007		2007
Name of	(or date of		(or date of		Market price	Gain made
Director	appointment		resignation	Exercise	at exercise	on exercise	Exercisable
and Scheme	if later)	Exercised (d)	if earlier)	price £	date (e) £	£000 (f)	from	to

Ken Hanna

SOP94 (a)	125,000	–	125,000	4.2475			27 Mar 2007	26 Mar 2014

SOP04 (b)	205,000	–	205,000	4.395			28 Aug 2007	27 Aug 2014

SOP04 (b)	200,000	–	200,000	5.255			2 Apr 2008	1 Apr 2015

SAYE (c)	4,699	–	4,699	3.5160			1 Feb 2010	31 Jul 2010

	534,699	–	534,699

Bob Stack

SOP94 (a)	250,000	–	250,000	4.09			2 Sep 2003	1 Sep 2010

SOP94 (a)	250,000	–	250,000	4.77			1 Sep 2004	31 Aug 2011

SOP94 (a)	250,000	–	250,000	4.825			24 Aug 2005	23 Aug 2012

SOP94 (a)	350,000	100,000	250,000	3.515	6.66	315	10 May 2006	9 May 2013

SOP04 (b)	177,000	–	177,000	4.395			28 Aug 2007	27 Aug 2014

SOP04 (b)	151,500	–	151,500	5.255			2 Apr 2008	1 Apr 2015

	1,428,500	100,000	1,328,500			315

Todd Stitzer

SOP94 (a)	275,000	–	275,000	4.77			1 Sep 2004	31 Aug 2011

SOP94 (a)	300,000	–	300,000	4.825			24 Aug 2005	23 Aug 2012

SOP94 (a)	500,000	–	500,000	3.515			10 May 2006	9 May 2013

SOP04 (b)	327,000	–	327,000	4.395			28 Aug 2007	27 Aug 2014

SOP04 (b)	284,000	–	284,000	5.255			2 Apr 2008	1 Apr 2015

	1,686,000	–	1,686,000

CEC members (d)	4,045,126	324,964	3,728,133	3.39	6.62	1,122	13 Sep 2000	25 Nov 2015

Notes
No payment was made on the granting of any of these options and none of the terms and conditions relating to these options have been varied.
(a)	Share Option Plan 1994.
(b)	Share Option Plan 2004.
(c)	Savings-Related Share Option Scheme 1982.
(d)	No options lapsed during the year and no options were granted during the year in respect of Directors. 7,971 options in all-employee plans were granted to CEC members. The exercise price shown is the weighted average exercise price of options exercised in the year.
(e)	The market price of an ordinary share on 31 December 2007 (the last dealing day in the financial year) was £6.21. The highest and lowest market prices of an ordinary share in the year were £7.235 and £5.29 respectively.
(f)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.

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Share ownership (table nine)
	As at	As at
	1 January 2007	31 December 2007
	(or date of appointment	(or date of resignation
	if later)	if earlier)

Sanjiv Ahuja	2,287	7,930

Wolfgang Berndt	81,439	86,733

Rick Braddock (d)	55,152	59,248

Roger Carr	47,368	55,792

Guy Elliott (a)	1,500	2,356

Ken Hanna (b)(c)	499,260	623,617

Ellen Marram (a)	–	1,880

Lord Patten	5,448	9,837

Bob Stack (c)	838,558	954,441

Todd Stitzer (c)	647,244	822,363

Sir John Sunderland (c)	939,075	787,594

David Thompson (d)	45,610	51,198

Rosemary Thorne (d)	9,035	13,135

Raymond Viault	9,736	15,372

CEC members (c) (e)	1,614,906	2,029,906

Notes
To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests the holdings for each Director in tables eight and nine should be added together.
(a)	Ellen Marram was appointed as a Non-executive Director on 1 June 2007 and Guy Elliott was appointed as a Non-executive Director on 27 July 2007.
(b)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2007.
The mid-market price on that date was £6.48. Ken Hanna’s shareholding shown above includes 150,000 of these restricted shares, vesting in two tranches of 75,000 shares each in March 2008 and 2009 if he is still employed by the Company at that time.
(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust.
(d)	The following Non-executive Directors retired during the year: Rick Braddock on 24 May 2007, Rosemary Thorne on 5 September 2007. David Thompson will retire on 8 March 2008.
(e)	Shareholdings of CEC members also include restricted share awards, the release of which is dependent upon specified performance conditions.

Changes in the Directors’ share interests since the year end (unaudited)
There were the following changes in the Directors’ share interests between 1 January 2008 and 4 March 2008:

Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan: 22 shares on 7 January 2008 at a price of £6.13 per share; 26 shares on 4 February 2008 at a price of £5.67 per share; and 24 shares on 3 March 2008 at a price of £5.63 per share.

The Non-executive Directors elected to surrender part of their Directors’ fees and on 7 January 2008 purchased the following number of shares at a price of £6.13 per share:

Sanjiv Ahuja	1,456

Wolfgang Berndt	1,334

Roger Carr	2,122

Guy Elliott	1,089

Ellen Marram (a)	1,432

Lord Patten	1,112

David Thompson	1,415

Raymond Viault (a)	1,432

(a)	Purchased ADRs equivalent to the number of shares shown on 4 January 2008 at a price of $48.80 per ADR.

Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2008 and 4 March 2008.

All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.

By order of the Board

Wolfgang Berndt
Chairman of the Remuneration Committee

4 March 2008

Cadbury Schweppes Annual Report & Accounts 2007	71

financial
record

Items covered in this section:

Group financial record	72

Group financial record	IFRS

	2007	2006	2005	2004
	£m	£m	£m	£m

Revenue – Continuing operations (a)

BIMA (b)	1,579	1,500	1,420	1,365

Europe (b)	879	818	837	808

Americas Confectionery	1,372	1,330	1,228	1,093

Asia Pacific	1,254	1,205	1,157	1,050

Central	9	8	9	10

Americas Beverages	2,878	2,566	1,781	1,686

	7,971	7,427	6,432	6,012

Underlying profit from operations (profit from operations excluding non-trading items, restructuring costs, amortisation and impairment of acquisition intangibles, contract termination gain, UK product recall and IAS 39 adjustment)

Continuing operations (a)

BIMA (b)	169	186	217	235

Europe (b)	91	90	111	81

Americas Confectionery	248	207	172	143

Asia Pacific	159	165	157	134

Central	(170)	(159)	(156)	(149)

Americas Beverages	553	584	524	503

	1,050	1,073	1,025	947

Restructuring costs	(200)	(133)	(71)	(139)

Amortisation and impairment of acquisition intangibles	(42)	(38)	(6)	(7)

Non-trading items	(38)	40	25	18

Contract termination gain	31	–	–	–

UK product recall	–	(30)	–	–

IAS 39 adjustment	(13)	(3)	22	n/a

Profit from operations	788	909	995	819

Share of result in associates	8	(16)	28	22

Profit before financing and taxation	796	893	1,023	841

Financing	(126)	(155)	(188)	(205)

Profit before taxation	670	738	835	636

Taxation	(263)	(215)	(135)	(144)

Discontinued operations	–	642	76	55

Minorities	(2)	4	(11)	(22)

Profit for the period attributable to equity holders of the parent	405	1,169	765	525

(a)	In 2005, the Group’s beverage business in Europe was classified as discontinued operations. In 2006, we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it has also been classified as discontinued operations. This has required the re-presentation of the 2005 and 2004 financial statements on a comparable basis.
(b)	During 2007, the Group reorganised its Confectionery regions and split the former EMEA (Europe, Middle East and Africa) region into two regions, BIMA (Britain, Ireland, Middle East and Africa) and Europe. The regional information above has been re-presented on a consistent basis.

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Financial statements

UK GAAP

2003
£m

Turnover – Continuing operations (a)

BIMA	1,289

Europe	744

Americas Confectionery	871

Asia Pacific	937

Central	10

Americas Beverages	1,814

5,665

Underlying operating profit (operating profit excluding operating exceptional items, goodwill/intangibles amortisation and operating profit in associates)

Continuing operations

BIMA	233

Europe	63

Americas Confectionery	95

Asia Pacific	128

Central	(131)

Americas Beverages	532

920

Discontinued operations	132

Exceptional restructuring costs	(184)

Other exceptional items	(40)

Goodwill/intangibles amortisation	(129)

Group operating profit	699

Share of operating profit in associates	51

Total profit from operations including associates	750

Loss on sale of subsidiaries, investments and fixed assets	(5)

Net interest	(181)

Profit on ordinary activities before taxation	564

Taxation	(173)

Minority interests	(25)

Profit for the financial year	366

In 2005, the Group adopted International Financial Reporting Standards (“IFRS”). The Group has prepared one year of comparative financial information in accordance with IFRS 1. The financial statements for earlier periods have not been restated and the information above represents the previously presented UK GAAP information.

Cadbury Schweppes Annual Report & Accounts 2007	73

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Financial record continued

Group financial record	IFRS

	2007	2006	2005	2004
	£m	£m	£m	£m

Cash flows

Net cash from operating activities	812	620	891	745

Additional funding of past service pensions deficit	48	67	31	–

Income taxes paid on disposals	12	83	–	–

Net capital expenditure	(352)	(300)	(261)	(259)

Net dividends received from/(paid to) associates and minorities	7	2	4	(11)

Free Cash Flow[1]	527	472	665	475

Balance sheets

Assets employed

Intangible assets and goodwill	6,332	5,903	5,648	5,757

Property, plant and equipment	1,904	1,664	1,446	1,464

Retirement benefit assets	223	–	–	–

Other non-current assets	208	248	567	419

Assets held for sale	71	22	945	5

Inventory and trade and other receivables	2,018	1,914	1,893	1,859

Other current assets	87	87	114	30

Cash and short-term investments	495	395	379	346

Total assets	11,338	10,233	10,992	9,880

Total current liabilities, excluding borrowings and provisions	(1,920)	(1,862)	(1,841)	(1,696)

Liabilities directly associated with assets classified as held for sale	(18)	(9)	(291)	–

Total non-current liabilities, excluding borrowings, provisions and retirement benefit obligations	(1,198)	(1,085)	(1,124)	(1,106)

Provisions	(172)	(73)	(53)	(77)

Retirement benefit obligations	(143)	(204)	(369)	(485)

	7,887	7,000	7,314	6,516

Financed by

Gross borrowings	3,714	3,304	4,279	4,216

Minority interests	11	8	27	229

Called-up share capital	264	262	260	259

Share premium account	1,225	1,171	1,135	1,098

Retained earnings and other reserves	2,673	2,255	1,613	714

	7,887	7,000	7,314	6,516

Net debt

Gross borrowings	3,714	3,304	4,279	4,216

Less: Cash and short-term investments	(495)	(395)	(379)	(346)

	3,219	2,909	3,900	3,870

[1]	In 2007 the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareholders to align with market practice, and the prior periods have been re-presented on a comparable basis.

74	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

UK GAAP

2003
£m

Cash flows

Cash flow from operating activities and associates	1,063

Capital expenditure, net	(285)

Taxation, returns on investment and servicing of finance	(372)

Free Cash Flow[1]	406

Balance sheets

Assets employed

Intangible assets and goodwill	5,827

Tangible fixed assets	1,633

Fixed asset investments	328

Stock and debtors	1,974

Cash and short-term investments	433

Total assets	10,195

Total creditors, excluding borrowings	(2,100)

Provisions	(428)

7,667

Financed by

Gross borrowings	4,644

Minority interests	243

Called-up share capital	258

Share premium account	1,071

Ordinary shareholders’ funds	1,451

7,667

Net debt

Gross borrowings	4,644

Less: Cash and short-term investments	(433)

4,211

Cadbury Schweppes Annual Report & Accounts 2007	75

financial
statements

Statement of Directors’ responsibilities in relation to the financial statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareowners the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are responsible for preparing the Annual Report and Accounts and Directors Remuneration Report in accordance with applicable law and regulations. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS). Company law requires the Directors to prepare such financial statements for each financial year in accordance with IFRS, as adopted by the European Union, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial period the Company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and presentation of Financial Statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. The Directors are also required to:
>	properly select and apply accounting policies;
>	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
>	provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors’ Report and Directors’ remuneration report which comply with the requirements of the Companies Act 1985.

The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors’ report to the members of Cadbury Schweppes plc
We have audited the Group financial statements of Cadbury Schweppes plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, Segmental reporting a-e and the related notes 1 to 41. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ remuneration report that is described as having been audited.

We have reported separately on the parent Company financial statements of Cadbury Schweppes plc for the year ended 31 December 2007.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

76	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

Respective responsibilities of directors and auditors
The Directors’ responsibilities for preparing the Annual Report & Accounts, the Directors’ remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors’ responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the Group financial statements. The information given in the Directors’ report includes that specific information presented elsewhere in the document that is cross referred from the Business Review section of the Directors’ report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Report & Accounts as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Report & Accounts.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors’ remuneration report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors’ remuneration report to be audited.

Opinion
In our opinion:
>	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended;
>	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
>	the part of the Directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
>	the information given in the Directors’ Report is consistent with the Group financial statements.

Separate opinion in relation to IFRSs
As explained in Note 1(b) to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group’s affairs as at 31 December 2007 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

4 March 2008

Cadbury Schweppes Annual Report & Accounts 2007	77

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Financial statements continued

Consolidated income statement for the year ended 31 December 2007
				2007					2006
		2007		Non-	2007		2006		Non-	2006
		Underlying	[1]	underlying [2]	Total		Underlying	[1]	underlying [2]	Total
Notes		£m		£m	£m		£m		£m	£m

	Continuing operations

2	Revenue	7,971		–	7,971		7,427		–	7,427

	– Confectionery[3]	5,093		–	5,093		4,861		–	4,861

	– Americas Beverages	2,878		–	2,878		2,566		–	2,566

3	Trading costs	(6,921)		(24)	(6,945)		(6,354)		(71)	(6,425)

4	Restructuring costs	–		(200)	(200)		–		(133)	(133)

5	Non-trading items	–		(38)	(38)		–		40	40

	Profit from operations	1,050		(262)	788		1,073		(164)	909

	– Confectionery[3]	497		(195)	302		489		(142)	347

	– Americas Beverages	553		(67)	486		584		(22)	562

17	Share of result in associates	8		–	8		7		(23)	(16)

	Profit before financing and taxation	1,058		(262)	796		1,080		(187)	893

9	Investment revenue	55		–	55		48		–	48

10	Finance costs	(198)		17	(181)		(197)		(6)	(203)

	Profit before taxation	915		(245)	670		931		(193)	738

11	Taxation	(283)		20	(263)		(283)		68	(215)

	Profit for the period from continuing operations	632		(225)	407		648		(125)	523

32	Discontinued operations

	Profit for the period from discontinued operations	–		–	–		2		640	642

	Profit for the period	632		(225)	407		650		515	1,165

	Attributable to:

	Equity holders of the parent	630		(225)	405		654		515	1,169

	Minority interests	2		–	2		(4)		–	(4)

		632		(225)	407		650		515	1,165

	Earnings per share from continuing and discontinued operations

13	Basic	30.2	p		19.4	p	31.6	p		56.4	p

13	Diluted	29.9	p		19.2	p	31.3	p		55.9	p

	From continuing operations

13	Basic	30.2	p		19.4	p	31.5	p		25.4	p

13	Diluted	29.9	p		19.2	p	31.2	p		25.2	p

[1]	Before items described in Note 2 below.
[2]	Includes restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, IAS 39 adjustment, exceptional items (contract termination gain, Nigeria, UK product recall and release of disposal tax provisions) and any associated tax effect as set out in Note 1(y) to the financial statements.
[3]	Confectionery is the four confectionery operating regions: BIMA; Europe; Americas Confectionery and Asia Pacific; and the Central Functions.

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Financial statements

Consolidated statement of recognised income and expense for the year ended 31 December 2007
	2007	2006
	£m	£m

Currency translation differences (net of tax)	132	(416)

Exchange transferred to income and expense upon disposal	–	10

Actuarial gains on post retirement employee benefits (net of tax)	168	50

Share of associate reserves movements	–	(2)

IAS 39 transfers to income or expense	–	(1)

Net income/(expense) recognised directly in equity	300	(359)

Profit for the period from continuing operations	407	523

Profit for the period from discontinued operations	–	642

Total recognised income and expense for the period	707	806

Attributable to:

Equity holders of the parent	705	810

Minority interests	2	(4)

	707	806

Cadbury Schweppes Annual Report & Accounts 2007	79

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Financial statements continued

Consolidated balance sheet at 31 December 2007
		2007	2006
Notes		£m	£m

	Assets

	Non-current assets

14	Goodwill	2,805	2,487

15	Acquisition intangibles	3,378	3,261

15	Software intangibles	149	155

16	Property, plant and equipment	1,904	1,664

17	Investment in associates	32	22

24	Deferred tax assets	124	170

25	Retirement benefit assets	223	–

20	Trade and other receivables	50	54

18	Other investments	2	2

		8,667	7,815

	Current assets

19	Inventories	821	728

	Short-term investments	2	126

20	Trade and other receivables	1,197	1,186

	Tax recoverable	41	36

	Cash and cash equivalents	493	269

28	Derivative financial instruments	46	51

		2,600	2,396

21	Assets held for sale	71	22

	Total assets	11,338	10,233

	Liabilities

	Current liabilities

22	Trade and other payables	(1,701)	(1,588)

	Tax payable	(197)	(239)

27	Short-term borrowings and overdrafts	(2,562)	(1,439)

23	Short-term provisions	(111)	(55)

33	Obligations under finance leases	(21)	(22)

28	Derivative financial instruments	(22)	(35)

		(4,614)	(3,378)

	Non-current liabilities

22	Trade and other payables	(37)	(30)

27	Borrowings	(1,120)	(1,810)

25	Retirement benefit obligations	(143)	(204)

	Tax payable	(16)	(5)

24	Deferred tax liabilities	(1,145)	(1,050)

23	Long-term provisions	(61)	(18)

33	Obligations under finance leases	(11)	(33)

		(2,533)	(3,150)

21	Liabilities directly associated with assets classified as held for sale	(18)	(9)

	Total liabilities	(7,165)	(6,537)

	Net assets	4,173	3,696

	Equity

29	Share capital	264	262

29	Share premium account	1,225	1,171

29	Other reserves	(4)	(128)

29	Retained earnings	2,677	2,383

29	Equity attributable to equity holders of the parent	4,162	3,688

30	Minority interests	11	8

	Total equity	4,173	3,696

On behalf of the Board
Directors:	Todd Stitzer	Ken Hanna
4 March 2008

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Financial statements

Consolidated cash flow statement for the year ended 31 December 2007

		2007	2006
Notes		£m	£m

35	Net cash inflow from operating activities	812	620

	Investing activities

17	Dividends received from associates	8	6

	Proceeds on disposal of property, plant and equipment	57	84

	Purchases of property, plant and equipment and software	(409)	(384)

	Americas Beverages separation costs paid	(30)	–

31	Acquisitions of businesses and associates	(352)	(375)

	Net cash assumed on acquisitions	6	28

	Sale of investments, associates and subsidiary undertakings	27	1,295

	Cash removed on disposal	(1)	(50)

	Acquisitions and disposals	(320)	898

	Movement in equity investments and money market deposits	127	(82)

	Net cash (used in)/generated from investing activities	(567)	522

	Net cash flow before financing activities	245	1,142

	Financing activities

	Dividends paid	(311)	(272)

	Dividends paid to minority interests	(1)	(4)

	Capital element of finance leases repaid	(21)	(21)

	Proceeds on issues of ordinary shares	56	38

	Net movement of shares held under Employee Trust	(13)	(4)

	Proceeds of new borrowings	2,026	532

	Borrowings repaid	(1,722)	(1,481)

	Net cash generated from/(used in) financing activities	14	(1,212)

	Net increase/(decrease) in cash and cash equivalents	259	(70)

	Opening net cash and cash equivalents – total Group	186	279

	Opening net cash and cash equivalents – discontinued operations	–	(3)

	Opening net cash and cash equivalents – continuing operations	186	276

	Effect of foreign exchange rates	4	(20)

	Closing net cash and cash equivalents	449	186

Net cash and cash equivalents includes overdraft balances of £44 million (2006: £83 million). There are no cash and cash equivalents included in assets held for sale.

Cash inflow from the sale of investments, associates and subsidiary undertakings includes £27 million gross proceeds (2006: £1,387 million) less £nil reflecting deductions for debt within disposed businesses (2006: £92 million).

Cadbury Schweppes Annual Report & Accounts 2007	81

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Financial statements continued

Segmental reporting
a. Business segment analysis

	2007

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

BIMA	1,579	99	6.3	169	10.7

Europe	879	70	8.0	91	10.4

Americas Confectionery	1,372	205	14.9	248	18.1

Asia Pacific	1,254	146	11.6	159	12.7

Central	9	(218)	n/a	(170)	n/a

Americas Beverages	2,878	486	16.9	553	19.2

	7,971	788	9.9	1,050	13.2

Share of results in associates		8

Profit before financing and taxation		796

Investment revenue		55

Finance cost		(181)

Profit before taxation		670

Taxation		(263)

Minority interests		(2)

Profit for the period – equity holders		405

During 2007, the Group reorganised its confectionery regions and split the former EMEA (Europe, Middle East and Africa) region into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe.

An explanation of segment performance measures is included in Note 1(e).

Reconciliation of profit from operations to underlying performance measure

	2007

			Reversal of
			amortisation		Reversal of
		Reversal of	and	Reversal of	contract		Underlying
	Reported	restructuring	impairment of	non-trading	termination	IAS 39	performance
	performance	costs	intangibles	items	gain	adjustment	measure
	£m	£m	£m	£m	£m	£m	£m

BIMA	99	60	–	1	–	9	169

Europe	70	18	1	3	–	(1)	91

Americas Confectionery	205	33	2	1	–	7	248

Asia Pacific	146	8	15	(9)	–	(1)	159

Central	(218)	46	–	2	–	–	(170)

Americas Beverages	486	35	24	40	(31)	(1)	553

Profit from operations	788	200	42	38	(31)	13	1,050

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

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Financial statements

Business segment analysis
	2006

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

BIMA	1,500	130	8.7	186	12.4

Europe	818	75	9.2	90	11.0

Americas Confectionery	1,330	181	13.6	207	15.6

Asia Pacific	1,205	142	11.8	165	13.7

Central	8	(181)	n/a	(159)	n/a

Americas Beverages	2,566	562	21.9	584	22.8

	7,427	909	12.2	1,073	14.4

Share of results in associates		(16)

Profit before financing and taxation		893

Investment revenue		48

Finance cost		(203)

Profit before taxation		738

Taxation		(215)

Minority interests		4

Profit for the period from continuing operations		527

Discontinued operations (see Note 32(a))		642

Profit for the period – equity holders		1,169

During 2007, the Group reorganised its Confectionery regions and split the former EMEA region (Europe, Middle East and Africa) into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe. The business segment analysis for 2006 has been re-presented on a comparable basis.

An explanation of segment performance measures is included in Note 1(e).

Reconciliation of profit from operations to underlying performance measure

	2006

			Reversal of
			amortisation
		Reversal of	and	Reversal of	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	UK product	IAS 39	performance
	performance	costs	intangibles	items	recall	adjustment	measure
	£m	£m	£m	£m	£m	£m	£m

BIMA	130	51	15	(42)	30	2	186

Europe	75	14	–	4	–	(3)	90

Americas Confectionery	181	11	2	14	–	(1)	207

Asia Pacific	142	15	2	–	–	6	165

Central	(181)	21	–	1	–	–	(159)

Americas Beverages	562	21	19	(17)	–	(1)	584

Profit from operations	909	133	38	(40)	30	3	1,073

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

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Financial statements continued

b. Business segment assets and liabilities

	2007

	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,333	–	–	1,333	(570)	–	(570)

Europe	1,710	–	–	1,710	(465)	–	(465)

Americas Confectionery	2,421	–	–	2,421	(424)	–	(424)

Asia Pacific	1,123	3	–	1,126	(341)	–	(341)

Central	–	22	753	775	–	(4,900)	(4,900)

Americas Beverages	3,966	7	–	3,973	(465)	–	(465)

	10,533	32	753	11,338	(2,265)	(4,900)	(7,165)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.

	2006

	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,294	1	–	1,295	(538)	–	(538)

Europe	1,120	–	–	1,120	(269)	–	(269)

Americas Confectionery	2,319	–	–	2,319	(250)	–	(250)

Asia Pacific	957	1	–	958	(290)	–	(290)

Central	–	14	580	594	–	(4,691)	(4,691)

Americas Beverages	3,941	6	–	3,947	(499)	–	(499)

	9,631	22	580	10,233	(1,846)	(4,691)	(6,537)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.

c. Business segment share of result in associates

	2007	2006
	£m	£m

Profit from operations of associates

BIMA	–	(22)[1]

Central	7	7

Americas Beverages	1	(1)

	8	(16)

[1]	Includes charge of £23 million relating to Cadbury Nigeria as explained in Note 1(y).

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Financial statements

d. Other business segment items
	2007

			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	– excluding		amortisation	and
	Inter-segment	of	acquired	– acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

BIMA	181	–	116	–	62	–

Europe	21	288	77	64	26	2

Americas Confectionery	33	–	56	–	38	2

Asia Pacific	9	53	57	9	36	14

Central	1	–	10	–	20	–

Americas Beverages	1	42	107	14	69	24

		383	423	87	251	42

	2006

			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	– excluding		amortisation	and
	Inter-segment	of	acquired	– acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

BIMA	26	37	112	42	59	15

Europe	1	46	55	–	23	–

Americas Confectionery	24	9	63	–	37	2

Asia Pacific	5	–	66	–	36	2

Central	1	–	10	–	20	–

Americas Beverages	1	853	78	234	64	19

Continuing operations		945	384	276	239	38

Discontinued operations		–	1	–	1	–

		945	385	276	240	38

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Financial statements continued

e. Secondary segment analysis – geographical segments

	2007

				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	– excluding
		Segment	of	acquired	– acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,135	761	–	103	–

Euro zone	580	766	–	32	–

United States of America	3,117	5,758	42	127	10

Central and Southern America	778	1,040	–	33	–

Australia	772	589	–	21	–

Other	1,589	2,424	341	107	77

	7,971	11,338	383	423	87

	2006

				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	– excluding
		Segment	of	acquired	– acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,086	1,156	1	84	–

Euro zone	574	732	–	27	–

United States of America	2,792	4,962	862	89	234

Central and Southern America	733	982	–	38	–

Australia	762	558	–	40	–

Other	1,480	1,843	82	106	42

Continuing operations	7,427	10,233	945	384	276

Discontinued operations	70	–	–	1	–

	7,497	10,233	945	385	276

Revenue and profit from operations are recorded by origin. There is no material difference between this classification and revenue and profit from operations by destination. See Note 1(e) for further information regarding business segments.

The Group’s revenue is predominantly derived from the sale of confectionery and beverage products. Group revenue, analysed between these groups of products, is set out within Note 2.

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Financial statements

(a) Nature of operations and segmental results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage business which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Green & Blacks, The Natural Confectionery Company, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch and Mott’s in the beverages business.

Significant measures used by management in assessing segmental performance include revenue, underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall, contract termination gain and IAS 39 adjustment) and underlying operating margins (operating margins before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall, contract termination gain and IAS 39 adjustment).

(b) Accounting convention
The financial statements have been prepared in accordance with the International Financial Reporting Standards as endorsed by the EU, IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments.

The financial statements have been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 1 (Revised) Presentation of financial statements
IAS 23 (Revised) Borrowing costs
IAS 27 (Revised) Consolidated and separate financial statements
Amendment to IAS 32 Financial Instruments: Presentation
Amendment to IFRS 2 Share based payment
IFRS 3 (Revised) Business combinations
IFRS 8 Operating Segments
IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer loyalty programmes
IFRIC 14 IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

The Directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group except for IFRS 3 (Revised) should the Group undertake material acquisitions in the future.

(c) Preparation of financial statements
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In 2006, we completed the disposal of our beverage businesses in Europe and South Africa. These businesses were classified as discontinued operations in 2006.

(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements. The Group financial statements consolidate the accounts of the Company and the entities controlled by the Company (including all of its subsidiary entities) after eliminating internal transactions and recognising any minority interests in those entities. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities.

Minority interests are shown as a component of equity in the balance sheet and the share of profit attributable to minority interests is shown as a component of profit for the period in the consolidated income statement.

Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control. The separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.

Results of subsidiary undertakings disposed of during the financial year are included in Group profit up to the effective date of disposal.

Entities in which the Group is in a position to exercise significant influence but does not have the power to control or jointly control are associated undertakings. Joint ventures are those entities in which the Group has joint control. The results, assets and

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Financial statements continued

1. Nature of operations and accounting policies continued
liabilities of associated undertakings and interests in joint ventures are incorporated into the Group’s financial statements using the equity method of accounting.

The Group’s share of the profit after interest and tax of associated undertakings and joint ventures is included as one line below profit from operations. Investment in associated undertakings and interest in joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.

(e) Segmental analysis
Business reportable segments
Following the split of the former Europe, Middle East and Africa (EMEA) region into two regions the Group’s operational management structure has five business segments, each with its own leadership team. These five business segments, which are the Group’s primary reportable segments, are: Britain, Ireland, Middle East and Africa (BIMA), Europe, Americas Confectionery, Asia Pacific and Americas Beverages. The 2006 business segmental analysis for EMEA has been re-presented to show BIMA and Europe on a comparable basis. Americas Confectionery, BIMA and Europe produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment produces and distributes confectionery and beverages products in the Asia Pacific region. Americas Beverages market, produce and distribute branded soft drinks in North America.

Confectionery comprises the segments BIMA, Europe, Americas Confectionery and Asia Pacific as well as central costs as these primarily relate to the Confectionery business.

Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Secondary reportable segments
The Group presents geographical information for the following areas: UK, US, Australia, Euro zone and Central and Southern America. The Euro zone segment includes all countries that currently operate the Euro and whose central bank interest rates are set by the European Central Bank. In this way all these countries have similar economic criteria, e.g. low inflation, equal interest rates and identical exchange rates with other countries. As the Euro zone countries are all members of the European Union, they also all have similar political conditions. The Central and Southern American countries all operate in areas of higher than average inflation and central bank interest rates. The economies of the region are less stable than those of the developed world and have a greater than average risk of significant currency fluctuations.

Basis of allocation of costs between segments
Certain central costs are considered to relate to the operating segments, for example where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.

(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations whilst those arising on financing transactions are recorded within the financing line. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year.

The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the financial year are translated into sterling at an annual average rate, calculated using the exchange rates ruling at the end of each month. Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to the Group’s translation reserve. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to the Group’s translation reserve. Such translation differences are recognised as income or expense in the financial year in which the operations are disposed of.

(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, candy and gum confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.

Revenue is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and is recorded so as to allocate these returns to the same period as the original revenue is recorded.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

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Financial statements

(h) Research and development expenditure
Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.

Development expenditure is assessed and capitalised if it meets all of the following criteria:
>	an asset is created that can be identified;
>	it is probable that the asset created will generate future economic benefits; and
>	the development cost of the asset can be measured reliably.

Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.

(i) Advertising costs
The Group expenses all advertising costs as incurred and no amounts are capitalised for direct response advertising.

(j) Share-based payments
The Group has previously disclosed fair values for share-based payments under US GAAP. Consequently, as permitted by the transitional provisions of IFRS 2 “Share-based Payment” the Group opted for full retrospective adoption upon transition to IFRS.

The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used include Binomial models, Black-Scholes calculations and Monte Carlo simulations. The valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations.

An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately.

(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore such restructuring costs are shown as a separate line item within profit from operations on the face of the income statement. In 2007, the Group has incurred costs which are restructuring in nature but relate to the maintenance of an efficient business. These costs are termed business improvement costs and are included within the underlying results of the business as they are expected to be incurred each year and hence will not distort the performance trends of the business. In 2006 no business improvement costs were incurred as all restructuring related to the Fuel for Growth programme.

Restructuring costs and business improvement costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled restructuring costs.

(l) Non-trading items
Cadbury Schweppes’ trade is the marketing, production and distribution of branded confectionery and beverage products. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations, or recognise expenses relating to the separation of a business which does meet requirements to be separately disclosed as a discontinued operation. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s profit from operations: however, management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore any gains and losses (including transaction costs incurred) on these non-trading items are shown as a separate line item within profit from operations on the face of the income statement.

(m) Earnings per ordinary share
Basic earnings per ordinary share (EPS) is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share awards).

Underlying EPS represents basic EPS, adjusted in order to exclude amortisation and impairment of acquisition intangibles, restructuring costs, non-trading items, UK product recall, contract termination gain, Nigeria adjustment, the release of disposal tax provisions, the IAS 39 adjustment and associated tax effect as described in Note 1(y).

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Financial statements continued

1. Nature of operations and accounting policies continued
(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and retranslated at each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the income statement.

Upon a step acquisition from associate to subsidiary, the acquiree’s assets and liabilities are recognised at their fair value in the Group’s balance sheet. Goodwill is calculated separately at each stage of the acquisition using the share of the fair value of net assets acquired. This gives rise to the creation of an IFRS 3 revaluation reserve as a separate component within equity which represents the fair value uplift attributable to the previously held share of assets and liabilities. A reserves transfer will be made to offset any incremental depreciation on the revalued assets.

Upon disposal of a subsidiary, associate or joint venture the attributable goodwill is included in the calculation of the profit or loss on disposal. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

(o) Acquisition intangibles
Brands
The main economic and competitive assets of the Group are its brands, including the “Cadbury” and “Schweppes” brands, which are not on the balance sheet as these are internally generated. The Group carries assets in the balance sheet only for major brands that have been acquired since 1986. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Intangible assets are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year. Where the Group licenses the use of a brand then there is no value recognised in the Group’s accounts.

No amortisation is charged on over 95% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
>	The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.
>	The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.
>	The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.

Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis.

Other
The Group also recognises certain other separately identifiable intangible assets at fair value on acquisition. These include customer relationships, customer contracts and the exclusive rights to distribute branded products in certain geographical areas (franchise rights), including where such rights were granted to the acquired entity by the Group prior to its acquisition. No amortisation is charged on franchise rights acquired through acquisition where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely.

Impairment review
The Group carries out an impairment review of its tangible and definite life intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of an asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.

(p) Software intangibles
Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are amortised over their expected useful life on a straight-line basis, with the lives reviewed annually.

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Financial statements

(q) Property, plant and equipment and leases
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses. Under UK GAAP, certain assets were revalued in 1995 and the depreciated revalued amount was treated as deemed cost on transition to IFRS.

Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%–10%
Vehicles	12.5%–20%
Office equipment	10%–20%
Computer hardware	12.5%–33%

Assets in the course of construction are not depreciated until they are available for use, at which time they are transferred into one of the categories above and depreciated according to the rates noted.

Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.

In specific cases different depreciation rates are used, e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. For property leases, the land and buildings elements are treated separately to determine the appropriate lease classification. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as a financing charge. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the income statement.

(r) Inventories
Inventories are recorded at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels. Amounts are removed from inventory based on the average value of the items of inventory removed.

(s) Cash and cash equivalents
 Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

(t) Assets held for sale and discontinued operations
When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the income statement, separate from the other results of the Group.

Assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when management are committed to the sale, the sale is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale in its present condition.

Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative periods will be represented to show the discontinued operations separate from the continuing operations.

(u) Taxation
The tax charge for the year includes the charge for tax currently payable and deferred taxation. The current tax charge represents the estimated amount due that arises from the operations of the Group in the financial year and after making adjustments to estimates in respect of prior years.

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Financial statements continued

1. Nature of operations and accounting policies continued
Deferred tax is recognised in respect of all differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except where the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised where the carrying value of an asset is greater than its associated tax basis or where the carrying value of a liability is less than its associated tax basis. Deferred tax is provided for any differences that exist between the tax base and accounting base of brand intangibles arising from a business combination.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the deductible temporary difference can be utilised.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. Deferred tax is recognised for unremitted overseas earnings on its associates and interests in joint ventures.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(v) Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

(w) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.

For defined benefit retirement schemes, the cost of providing the benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised straight line over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Profit from Operations. The expected return on plan assets less the interest arising on the pension liabilities is presented within Financing. Actuarial gains and losses are recognised in full in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense. The expected return on plan assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension plan.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists, the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of guaranteed refunds (even if available only at the end of the plan) and reductions in future contributions to the plan.

(x) Financial instruments
Recognition
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument on a trade date basis.

Derivative financial instruments
The Group manages exposures using hedging instruments that provide the appropriate economic outcome. Where it is permissible under IAS 39, the Group’s policy will be to apply hedge accounting to hedging relationships where it is both practical to do so and its application reduces volatility.

Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Due to the nature of many of the Group’s hedging and derivative instruments it is unlikely that hedge accounting will be adopted for these hedging relationships. Consequently, movements in the fair value of derivative instruments will be immediately recognised in the income statement and may lead to increased volatility. The Group will separately disclose the impact of such volatility.

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Financial statements

The Group is exposed to a number of different market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These exposures fall into two main categories:

Transactional exposures
The Group is exposed to changes in prices of its raw materials, certain of which are subject to potential short and long-term fluctuations. In respect of such commodities the Group enters into derivative contracts in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying transactions are incurred.

The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an “embedded derivative”. The Group’s policy is to take forward cover for all forecasted receipts and payments (including inter-company transactions) for as far in advance as the pricing structures are committed, subject to a minimum of three months cover. The Group makes use of the forward foreign exchange markets to hedge its exposures. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying transactions are incurred.

Treasury hedging
Interest rate swaps, cross currency interest rate swaps and forward rate agreements are used to convert fixed rate borrowings to floating rate borrowings. In principle, these derivatives would qualify as “fair value hedges” of the underlying borrowings. To the extent that the hedge is deemed effective, the carrying value of the borrowings would be adjusted for changes in their fair value attributable to changes in interest rates through the income statement. There would also be an adjustment to the income statement for the movement in fair value of the hedging instrument that would offset, to the extent that the hedge is effective, the movement in the carrying value of the underlying borrowings.

Interest rate swaps and forward rate agreements are used to convert a proportion of floating rate borrowings to fixed rate. In principle, these transactions would qualify as “cash flow hedges” of floating rate borrowings. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying borrowing are incurred. However, where these transactions hedge another derivative (e.g. fixed to floating rate interest rate swap), they would not qualify for hedge accounting under IAS 39 because the risk being hedged is a risk created by the use of derivatives.

Forward currency contracts and currency swaps are used to convert the currency of floating rate borrowings. In principle, the majority of these derivatives would qualify as “net investment hedges” of the exchange exposure on our net investment in foreign operations. To the extent that the hedge is deemed effective, the gains or losses on fair valuation of the hedging instruments would be deferred in equity, where they would at least partially offset the gain or loss on retranslation of the net investment in the foreign operations, and be recycled to the Income Statement only on disposal of the foreign operation to which it relates.

Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments are immediately recognised in the income statement within financing.

Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated, irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Borrowings
Borrowings are initially recognised at fair value plus any transaction costs associated with the issue of the relevant financial liability. Subsequent to initial measurement, borrowings are measured at amortised cost with the borrowing costs being accounted for on an accrual basis in the income statement using the effective interest method. At the balance sheet date accrued interest is recorded separately from the associated borrowings within current liabilities.

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Financial statements continued

1.	Nature of operations and accounting policies continued
(y)	Management performance measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional useful information on underlying trends to shareowners. These measures are used by Cadbury Schweppes management for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative earnings per share measure, a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.

To meet the needs of shareowners and other external users of the financial statements, the presentation of the income statement shows clearly through the use of columns, our underlying business performance which provides more useful information on underlying trends.

The principal adjustments made to reported profit and classified as non-underlying in the income statement are summarised below:
>	Restructuring costs – the costs incurred by the Group in implementing significant restructuring projects such as Confectionery Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-term margin goal, the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;
>	Amortisation and impairment of intangibles – the Group amortises certain short-life acquisition intangibles. In addition, the impairment of the goodwill in respect of China in 2007 and Cadbury Nigeria in 2006 has been recorded outside the underlying results. This amortisation and impairment charge is not considered to be reflective of the underlying trading of the Group;
>	Non-trading items – whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses (including transaction costs incurred) on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group profit from operations and operating margins. Any gains and losses on these non-trading items are therefore excluded in arriving at its underlying profit from operations;
>	IAS 39 adjustments – under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges. The effect of not applying hedge accounting under IAS 39 means that the reported profit from operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements;
>	Exceptional items – certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:
	–	Contract termination gain – in 2007 the Group received amounts in respect of the termination of a distribution agreement for the beverage brand “Glacéau” in the US. The gain which would otherwise have been received through distribution of the product in 2008, offset by the write-off of associated intangible assets, is excluded from the underlying results of the Group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the Group.
	–	UK product recall – in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results.
	–	Nigeria – in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.
	–	Release of disposal tax provisions – in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result; and
>	Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time the Group may carry out reorganisations in preparation for disposals or make intra-Group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to tax gains or losses which are excluded from the underlying performance.

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Financial statements

2. Revenue
An analysis of the Group’s revenue is as follows:

	2007	2006
	£m	£m

Continuing operations

Sale of goods – confectionery	4,679	4,459

– Australia beverages	405	394

– Americas Beverages	2,878	2,566

Rendering of services[1]	9	8

	7,971	7,427

Investment revenue (Note 9)	55	48

Discontinued operations (Note 32)	–	70

	8,026	7,545

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Group’s Science and Technology facilities.

3. Trading costs
(a) Trading costs analysis:

	2007	2006
	£m	£m

Cost of sales	4,044	3,666

Distribution costs	641	594

Marketing and selling costs	707	693

Administrative expenses	1,542	1,404

Amortisation of definite life acquisition intangibles	29	23

Impairment of goodwill	13	15

Contract termination gain	(31)	–

UK product recall	–	30

	6,945	6,425

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting them to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses includes the cost of information technology, research and development and other back office functions.

Contract termination gain represents the credit arising from amounts received in respect of the termination of a distribution agreement for Glacéau in the US. This credit relates to the amounts which would otherwise have been received through distribution of the product in 2008.

In 2006, UK product recall represents the costs arising from the recall of seven of our Cadbury branded product lines in the UK and two in Ireland. These costs consist of customer returns, destroyed stock, remediation costs and increased media spend, offset by a £7 million insurance recovery.

We view restructuring costs as costs associated with investment in the future performance of our business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations. We consider restructuring costs, amortisation and impairment of acquisition intangibles to be administrative in nature.

(b) Gross profit analysis:

	2007	2006
	£m	£m

Revenue	7,971	7,427

Cost of sales	(4,044)	(3,666)

Gross profit	3,927	3,761

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Financial statements continued

4. Restructuring cost
During 2007, the Group incurred £200 million (2006: £133 million) of restructuring costs. The Group initiated a restructuring programme in 2007 “Vision into Action”, in pursuit of mid-teen margins. The third party supply contract with Gumlink has become onerous in 2007 and net penalties payable have been recognised. The costs incurred to effect the separation and creation of a stand-alone Confectionery business have been classified as restructuring in 2007. In addition, a headcount reduction programme was carried out in Americas Beverages to reduce ongoing costs, and further integration of CSBG was carried out.
	2007	2006
	£m	£m

Fuel for Growth	–	123

Vision into Action	151	–

Onerous contract – Gumlink	9	–

Separation and creation of stand-alone Confectionery business costs	5	–

Americas Beverages headcount reduction	26	–

Integrating the CSBG acquisition	9	10

	200	133

Of this total charge of £200 million (2006: £133 million), £107 million (2006: £70 million) was redundancy related, £23 million (2006: £21 million) related to external consulting costs, £24 million associated with onerous contracts and £13 million related to employee profit sharing agreement termination costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and distribution contract termination payments. The analysis of these costs by region is shown below:

	2007	2006
	£m	£m

BIMA	60	51

Europe	18	14

Americas Confectionery	33	11

Asia Pacific	8	15

Central	46	21

Americas Beverages	35	21

	200	133

5. Non-trading items

	2007	2006
	£m	£m

Separation costs – Americas Beverages	(40)	–

Net loss on disposal of subsidiaries and brands	17	(4)

Loss on disposal of investments	–	(3)

(Loss)/profit on impairment/disposal of land and buildings	(12)	22

Write down to recoverable value of asset held for sale	(41)	–

Gain on rebuild of buildings	38	25

	(38)	40

The Group incurred costs of £40 million during the year relating to the separation of Americas Beverages.

The net profit on disposal of subsidiaries and brands in the year primarily relates to the £20 million profit on disposal of Cottees, an Australian food business, as part of the non-core disposal programme.

In 2006, the loss on disposal of subsidiaries and brands consists primarily of the profit of £17 million from the disposal of Grandma’s Molasses and Slush Puppie, non-core brands in Americas Beverages, offset by a write-down to recoverable amount of £19 million relating to other non-core confectionery businesses which were held for sale at 31 December 2006. Cash consideration in respect of these disposals amounted to £29 million.

The impairment of land and buildings is the loss recognised on the write-down of property, plant and equipment in China. In 2006, the profit on disposal of land and buildings principally relates to the £17 million profit arising from the sale of a UK distribution centre.

The write down to recoverable value of asset held for sale in 2007 relates to the Monkhill business, a UK confectionery company that is included in the non-core disposal programme.

The gain on rebuild of buildings relates to the £38 million (2006: £25 million) insurance proceeds received to rebuild the Pontefract factory in the UK, which is part of the Monkhill assets held for sale at 31 December 2007.

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Financial statements

6. Profit from operations
Profit from operations for continuing operations is after charging:

	2007	2006
	£m	£m

Research and product development	68	77

Depreciation of property, plant and equipment – owned assets	198	193

– under finance leases	13	12

Amortisation of definite life acquisition intangibles	29	23

Impairment of goodwill	13	15

Amortisation of software intangibles	40	33

Maintenance and repairs	100	105

Advertising and promotional marketing	707	693

Impairment of trade receivables	11	5

There were net foreign exchange gains of £7 million recognised within profit from operations in 2007 (2006: £3 million gain).

Analysis of profit from operations for discontinued operations in 2006 is given in Note 32(c).

Auditors’ remuneration

	2007	2006
	£m	£m

Audit services

– for the audit of the Company’s annual accounts	1.0	0.7

– for the audit of the Company’s subsidiaries	5.0	4.3

– services pursuant to Sarbanes-Oxley s404 legislation	–	1.7

Total audit fees	6.0	6.7

Services pursuant to other legislation	2.9	0.9

Tax services	0.3	0.7

Corporate finance services	0.4	0.6

Other services	0.2	0.1

Total non-audit fees	3.8	2.3

Auditors’ remuneration	9.8	9.0

In 2007, services pursuant to Sarbanes-Oxley s404 legislation are integrated in the audit service remuneration.

Services pursuant to other legislation primarily relates to shareowner/debt circular work and assurance regarding the half year review.

The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.

Corporate finance services relates to work in connection with the proposed separation of Americas Beverages in 2007 (2006: disposal of Europe Beverages).

Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £1.4 million (2006: £2.0 million).

The policy for approval of non-audit fees is set out on page 56.

Cadbury Schweppes Annual Report & Accounts 2007	97

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Financial statements continued

7. Employees and emoluments
	2007	2006
	£m	£m

Emoluments of employees, including Directors, comprised:

Wages and salaries	1,353	1,211

Social security costs	135	129

Post-retirement benefit costs (see Note 25)	99	90

Share-based payments (see Note 26)	49	41

Continuing operations	1,636	1,471

	2007	2006

Average employee headcount:

BIMA	14,041	14,309

Europe	9,099	9,148

Americas Confectionery	14,484	14,568

Asia Pacific	13,713	13,354

Central	805	761

Americas Beverages	19,515	14,562

Continuing operations	71,657	66,702

Emoluments of employees of discontinued operations totalled £nil (2006: £14 million), giving a total for the Group of £1,636 million (2006: £1,485 million). The average employee headcount of discontinued operations totalled nil (2006: 309). Further details of discontinued operations are included in Note 32(b).

The average employee headcount disclosed above for 2006 reflects the incremental heads for CSBG only for the period since acquisition. On a pro forma basis, assuming that CSBG had been acquired at the start of the year, the average headcount for Americas Beverages and continuing operations in 2006 would have been 18,372 and 70,512 respectively.

8. Directors’ remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 59 to 71 in the Directors’ remuneration report.

9. Investment revenue

	2007	2006
	£m	£m

Interest on bank deposits	26	23

Post retirement employee benefits	29	25

Investment revenue	55	48

10. Financing costs

	2007	2006
	£m	£m

Net (gain)/loss arising on derivatives (held for trading) not in a designated hedge relationship1,	(14)	19

Bank and other loans not wholly repayable within five years	26	28

Bank and other loans wholly repayable within five years	93	102

Bank overdrafts and other short-term borrowing	20	22

Commercial paper	52	27

Finance leases	4	5

Financing costs	181	203

[1]	Includes £17 million gain (2006: £6 million loss) representing the difference in finance costs arising on derivatives between former UK GAAP hedge accounting and IAS 39 fair value accounting.

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Financial statements

11. Taxation

	2007	2006
Analysis of charge in period	£m	£m

Current tax – continuing operations:

– UK	–	(1)

– Overseas	(245)	(205)

– Adjustment in respect of prior years	24	(4)

	(221)	(210)

Deferred tax – continuing operations:

– UK	20	(49)

– Overseas	(60)	(2)

– Adjustment in respect of prior years	(2)	46

	(42)	(5)

Taxation – continuing operations	(263)	(215)

UK current tax is calculated at 30% (2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

In addition to the amounts recorded in the income statement, a deferred tax charge relating to post-retirement benefits and share awards totalling £42 million (2006: £18 million) was recognised directly in equity. Deferred tax carried forward in the UK is calculated at 28% (2006: 30%).

The charge for the year can be reconciled to the profit per the income statement as follows:

	2007	2006
	%	%

Tax at the UK corporation rate	30.0	30.0

Tax effect of expenses that are not deductible in determining taxable profit	8.9	3.5

Tax effect of income not taxable	(4.0)	(3.1)

Tax effect of prior period adjustments	(3.4)	(5.7)

Effect of different tax rates of subsidiaries operating in other jurisdictions	3.3	2.6

Other tax effects	4.7	1.8

Tax effect of share of result of associates	(0.3)	–

Effective tax rate for the year for continuing operations	39.2	29.1

For details of taxation and the effective tax rate for discontinued operations see Note 32(d).

12. Dividends

	2007	2006
	£m	£m

Amounts recognised as distributions to equity holders in the period:

Final dividend for the prior year of 9.90p (2006: 9.00p) per share	207	187

Interim dividend for the year of 5.00p (2006: 4.10p) per share	104	85

	311	272

At the year end date the final dividend had not been approved by the shareowners at the AGM and as such is not included as a liability. A final dividend for the year ended 31 December 2007 of 10.50 pence per share has been proposed, equivalent to a cash payment of approximately £220 million. The Company will not incur any tax charge upon payment of the proposed dividend.

Cadbury Schweppes Annual Report & Accounts 2007	99

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Financial statements continued

13. Earnings per share

(i) Basic EPS
An explanation of the use of an alternative EPS measure is given in Note 1 (y). The reconciliation between reported and underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2007	2007	2006	2006
	£m	pence	£m	pence

Reported – continuing and discontinued	405	19.4	1,169	56.4

Restructuring costs	200	9.6	133	6.4

Amortisation and impairment of acquisition intangibles	42	2.0	38	1.8

Non-trading items	38	1.8	(671)	(32.3)

Contract termination gain	(31)	(1.5)	–	–

UK product recall	–	–	30	1.4

Nigeria adjustments	–	–	23	1.1

IAS 39 adjustment	(4)	(0.2)	9	0.5

Effect of tax on above items	(20) [1]	(0.9)	(26)[2]	(1.2)

Release of disposal tax provisions	–	–	(51)	(2.5)

Underlying – continuing and discontinued	630	30.2	654	31.6

[1]	In addition to tax on above items, includes £21 million charge arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.
[2]	In addition to tax on above items, includes £17 million deferred tax credit arising on the intra-group transfer of retained brands.

(ii) Diluted EPS
Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying EPS are set out below:

	2007	2006
	pence	pence

Diluted reported – continuing and discontinued	19.2	55.9

Diluted underlying – continuing and discontinued	29.9	31.3

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2007	2006
	million	million

Average shares used in Basic EPS calculation	2,087	2,072

Dilutive share options outstanding	21	19

Shares used in diluted EPS calculation	2,108	2,091

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled nil in 2007 (2006: 1 million), as the exercise price of these share options was above the average share price for the relevant year.

(iii) Continuing EPS
The reconciliation between reported continuing and underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2007	2007	2006	2006
	£m	pence	£m	pence

Reported – continuing operations	405	19.4	527	25.4

Restructuring costs	200	9.6	133	6.4

Amortisation and impairment of acquisition intangibles	42	2.0	38	1.8

Non-trading items	38	1.8	(40)	(1.9)

Contract termination gain	(31)	(1.5)	–	–

UK product recall	–	–	30	1.4

Nigeria adjustments	–	–	23	1.1

IAS 39 adjustment	(4)	(0.2)	9	0.5

Effect of tax on above items	(20)[1]	(0.9)	(68)[2]	(3.2)

Underlying – continuing operations	630	30.2	652	31.5

[1]	In addition to tax on above items, includes £21 million charge arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.
[2]	In addition to tax on above items, includes £17 million deferred tax credit arising on intra-group transfer of brands.

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Financial statements

Diluted continuing EPS has been calculated based on the reported continuing and underlying continuing earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is set out above. The diluted reported and underlying earnings per share from continuing operations are set out below:

	2007	2006
	pence	pence

Diluted Reported – continuing operations	19.2	25.2

Diluted underlying – continuing operations	29.9	31.2

EPS information for discontinued operations is presented in Note 32(e).

14. Goodwill

£m

Cost

At 1 January 2006	2,299

Exchange differences	(270)

Recognised on acquisition of subsidiaries	492

Transferred to asset held for sale	(9)

Derecognised on disposal	(10)

At 31 December 2006	2,502

Exchange differences	78

Recognised on acquisition of subsidiaries	257

Transferred to asset held for sale	(1)

Derecognised on disposal	(3)

At 31 December 2007	2,833

Impairment

At 1 January 2006	–

Impairment charge in the year	(15)

At 31 December 2006	(15)

Impairment charge in the year	(13)

At 31 December 2007	(28)

Net book value at 31 December 2006	2,487

Net book value at 31 December 2007	2,805

In 2007, goodwill recognised on acquisition of subsidiaries includes £177 million arising from the acquisition of Intergum, a gum business in Turkey, £34 million on the acquisition of Sansei Foods in Japan, £14 million on the acquisition of Kandia-Excelent in Romania and £4 million on SeaBevs in the US, and £28 million of adjustments to the CSBG opening balance sheet following the 2006 acquisition.

In 2006, goodwill recognised on acquisition of subsidiaries includes £386 million arising from the acquisition of the remaining 55% of the Group’s former associate CSBG, £37 million relating to the acquisition of a further 30% share in the Group’s Turkish subsidiary Kent Gida, £23 million relating to other smaller bottling group acquisitions in the US and £15 million relating to the goodwill arising on the further acquisition of shares in the Group’s former associate Cadbury Nigeria (as well as the existing associate goodwill).

The impairment charge recognised in 2007 relates to the Group’s business in China. The Group’s strategy relating to China was revised in the first half of 2007 with a change in focus to concentrate on key brands and streamline the distribution network which led to the impairment of goodwill historically recognised.

The impairment charge recognised in 2006 relates to Cadbury Nigeria. Cadbury Nigeria has been identified as a separate cash generating unit and in 2006 was part of the BIMA reporting segment. Following acquisition it was discovered that the financial results and position of Cadbury Nigeria had been significantly overstated. A valuation of the business was undertaken by the Group once the full extent of the financial position was established. This indicated a value for Cadbury Nigeria as at 31 December 2006 which required the impairment of the entire goodwill balance of £15 million.

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units (CGUs) are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.

Cadbury Schweppes Annual Report & Accounts 2007	101

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Financial statements continued

14. Goodwill continued
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets. The cash flows are assumed to continue in perpetuity at the long-term growth rate for the relevant countries.

The carrying amounts of significant goodwill by cash generating unit are as follows:

	2007	2006
	£m	£m

North America Beverages	866	849

US & Canadian Confectionery	780	756

Northern Latin America Confectionery	254	260

Northern Europe	123	113

Turkey	269	60

The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple, Motts and CSBG. The US & Canadian Confectionery and Northern Latin America Confectionery goodwill arose principally from the Adams acquisition in 2003. The Northern Europe goodwill arose from a combination of the acquisition of Dandy, Adams and other smaller transactions. The Turkey goodwill arose from the acquisitions of Intergum, Kent and Adams.

Following the separation of the Europe, Middle East and Africa region and the rationalisation of country groupings in the Americas Confectionery region, the significant cash generating units have been revised and the 2006 information provided on a comparable basis.

15. Other intangible assets

		Franchise
		intangibles and	Total
	Brand	customer	acquisition
	intangibles	relationships	intangibles	Software
	£m	£m	£m	£m

Cost

At 1 January 2006	3,216	–	3,216	194

Exchange differences	(345)	(24)	(369)	(3)

Recognised on acquisition of subsidiaries	20	424	444	–

Additions	9	–	9	12

Transfers from assets in course of construction	–	–	–	27

At 31 December 2006	2,900	400	3,300	230

Exchange differences	33	(5)	28	5

Recognised on acquisition of subsidiaries	115	11	126	–

Additions	–	–	–	30

Disposals	–	(8)	(8)	–

Transfers to assets held for sale	–	–	–	(1)

At 31 December 2007	3,048	398	3,446	264

Amortisation

At 1 January 2006	(16)	–	(16)	(45)

Exchange differences	–	–	–	3

Charge for the year	(6)	(17)	(23)	(33)

At 31 December 2006	(22)	(17)	(39)	(75)

Exchange differences	–	–	–	(2)

Charge for the year	(8)	(21)	(29)	(38)

At 31 December 2007	(30)	(38)	(68)	(115)

Carrying amount

At 31 December 2006	2,878	383	3,261	155

At 31 December 2007	3,018	360	3,378	149

The Group does not amortise over 95% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue.

102	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

The franchise intangible and customer relationships relate to the acquisition of CSBG and other bottling operations. See Note 31 for further information about the acquisitions. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Franchise rights to brands not owned by the Group are amortised consistent with the life of the contract. Customer relationships are amortised over their expected useful life which is between 5 to 10 years. The amortisation period for software intangibles is no greater than 8 years.

The Group tests indefinite life brand intangibles annually for impairment, or more frequently if there are indications that they might be impaired. The recoverable amounts of the brand intangibles are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the brand intangibles. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market (between 2% and 6%). This rate does not exceed the average long-term growth rate for the relevant markets.

Significant intangible assets details

			Carrying
			amount	Remaining
		2007	2006	amortisation
	Description	£m	£m	period

Acquisition intangibles

Dr Pepper/7 UP	Carbonated soft drink	907	919	Indefinite life

Snapple	Non-carbonated soft drink	374	379	Indefinite life

Hawaiian Punch	Non-carbonated soft drink	104	105	Indefinite life

Halls	Candy	312	315	Indefinite life

Trident	Gum	238	226	Indefinite life

Dentyne	Gum	134	127	Indefinite life

Dr Pepper/7 UP franchise agreements	Carbonated soft drink	282	286	Indefinite life
	distribution rights

Cadbury Schweppes Annual Report & Accounts 2007	103

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Financial statements continued

16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost

At 1 January 2006	566	2,243	173	2,982

Exchange rate adjustments	(45)	(143)	(17)	(205)

Additions	21	131	220	372

Additions on acquisition of subsidiaries	114	142	20	276

Transfers on completion	25	127	(152)	–

Transfer on completion to software intangible assets	–	(27)	–	(27)

Transfers to assets held for sale	(1)	(38)	–	(39)

Disposals	(32)	(184)	(9)	(225)

At 31 December 2006	648	2,251	235	3,134

Exchange rate adjustments	31	99	21	151

Additions	9	62	322	393

Additions on acquisitions of subsidiaries	53	34	–	87

Transfers on completion	20	207	(227)	–

Transfers to assets held for sale	(19)	(29)	(68)	(116)

Disposals	(10)	(46)	–	(56)

At 31 December 2007	732	2,578	283	3,593

Accumulated depreciation

At 1 January 2006	(121)	(1,415)	–	(1,536)

Exchange rate adjustments	9	76	–	85

Depreciation for the year	(20)	(186)	–	(206)

Transfers to assets held for sale	–	25	–	25

Disposals	2	160	–	162

At 31 December 2006	(130)	(1,340)	–	(1,470)

Exchange rate adjustments	(5)	(61)	–	(66)

Depreciation for the year	(22)	(191)	–	(213)

Transfers to assets held for sale	6	26	–	32

Disposals	–	28	–	28

At 31 December 2007	(151)	(1,538)	–	(1,689)

Carrying amount

At 31 December 2006	518	911	235	1,664

At 31 December 2007	581	1,040	283	1,904

The value of land not depreciated is £183 million (2006: £134 million).

(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2007	2006
	£m	£m

Cost	224	223

Less: accumulated depreciation	(190)	(179)

	34	44

104	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

(c) Analysis of land and buildings
	2007	2006
	£m	£m

Analysis of net book value

Freehold	531	470

Long leasehold	19	21

Short leasehold	31	27

	581	518

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year were £16 million (2006: £11 million).

17. Investment in associates
(a) Analysis of components

	2007	2006
	£m	£m

Shares in associated undertakings

– Unlisted	32	22

Total net book value of associates	32	22

Details of the principal associated undertakings are set out in Note 36.

(b) Analysis of movements in associated undertakings

			Loans to
	Listed	Unlisted	associates	Total
	£m	£m	£m	£m

Cost/carrying value at 1 January 2006	34	107	137	278

Exchange rate adjustments	(1)	(6)	(9)	(16)

Transfer to investment in subsidiary	(33)	(82)	(128)	(243)

Cost/carrying value at 31 December 2006	–	19	–	19

Exchange rate adjustments	–	(1)	–	(1)

Additions	–	10	–	10

Cost/carrying value at 31 December 2007	–	28	–	28

Share of equity at 1 January 2006	16	78	–	94

Exchange rate adjustments	(1)	(7)	–	(8)

Share of profit from operations	–	12	–	12

Share of interest	–	(5)	–	(5)

Dividends received	–	(6)	–	(6)

Recognition of historical balance sheet overstatement[1]	(23)	–	–	(23)

Other recognised income and expense items	(2)	–	–	(2)

Transfer to investment in subsidiary	10	(69)	–	(59)

Share of equity at 31 December 2006	–	3	–	3

Share of profit from operations	–	12	–	12

Share of interest	–	1	–	1

Share of taxation	–	(4)	–	(4)

Dividends received	–	(8)	–	(8)

Share of equity at 31 December 2007	–	4	–	4

Net book value at 31 December 2006	–	22	–	22

Net book value at 31 December 2007	–	32	–	32

[1]	Recognition of historical balance sheet overstatement relates to Cadbury Nigeria.

The Group’s investment in Camelot Group plc, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

Cadbury Schweppes Annual Report & Accounts 2007	105

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Financial statements continued

17. Investment in associates continued
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2007	2006
	£m	£m

Revenue	4,947	5,449 [1]

Profit/(loss) for the period	39	(5)[1]

Non-current assets	74	100

Current assets	387	307

Current liabilities	(342)	(319)

Non-current liabilities	(8)	(6)

[1]	Includes CSBG until 2 May 2006 and Cadbury Nigeria until 20 February 2006 from which point the entities ceased to be associates and were accounted for as subsidiaries.

18. Investments

	2007	2006
	£m	£m

Available for sale investments	2	2

The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.

19. Inventories

	2007	2006
	£m	£m

Raw materials and consumables	255	230

Work in progress	69	67

Finished goods and goods for resale	497	431

	821	728

The cost of inventories recognised as an expense for the period ended 31 December 2007 total £4,044 million (2006: £3,666 million).

20. Trade and other receivables

	2007		2006

	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade receivables	997	–	955	–

Less: provision for impairment of trade receivables	(45)	–	(32)	–

	952	–	923	–

Amounts owed by associated undertakings	1	–	3	–

Other taxes recoverable	60	–	43	–

Other debtors	82	50	114	54

Prepayments and accrued income	102	–	103	–

	1,197	50	1,186	54

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are primarily denominated in the functional currency of the relevant Group reporting company. Trade receivables are categorised as loans and receivables under IAS 39. Of the total net trade debtors balance, £155 million (2006: £166 million) is outside the credit terms given by the Group and past due but not impaired. Management still consider that this balance is recoverable.

The movement on the provision for impairment of trade receivables is as follows:

	2007	2006
	£m	£m

Balance at beginning of year	32	22

Exchange adjustments	4	(2)

Charged to profit and loss account	11	5

Acquisition of subsidiaries	13	12

Utilised	(15)	(5)

Balance at end of year	45	32

106	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

21. Assets held for sale

	2007	2006
	£m	£m

At the beginning of the year	22	945

Additions	71	20

Disposals	(22)	(943)

At the end of the year	71	22

The additions to assets held for sale in the year relate primarily to Monkhill, a UKconfectionery business, whose assets include £48 million non-current assets and £21 million current assets. Liabilities directly associated with Monkhill are £18 million.

The additions to assets held for sale in 2006 related primarily to Cadbury Italia, whose assets include £4 million non-current assets and £14 million current assets. Liabilities directly associated with Cadbury Italia were £9 million. These assets were disposed of in 2007. The disposals in 2006 relate to the assets of Europe Beverages.

22. Trade and other payables

	2007		2006

	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade payables	640	–	572	–

Amounts owed to associated undertakings	3	–	3	–

Payments on account	1	–	1	–

Interest accruals	35	–	30	–

Other taxes and social security costs	102	–	123	–

Accruals and deferred income	597	–	574	–

Other payables	323	37	285	30

	1,701	37	1,588	30

The Directors consider that the carrying amount of trade payables approximates to their fair value. Trade payables are primarily denominated in the functional currency of the relevant Group reporting company.

23. Provisions

			Contractual,
	Restructuring	Acquisition	legal and
	provisions	provisions	other	Total
	£m	£m	£m	£m

At 1 January 2006	34	9	10	53

Exchange rate adjustments	(2)	(1)	–	(3)

Recognised in the income statement	133	–	(2)	131

Utilised in the year – cash	(83)	(3)	(6)	(92)

Utilised in the year – non-cash	(16)	–	–	(16)

At 31 December 2006	66	5	2	73

Exchange rate adjustments	4	–	1	5

Recognised in the income statement	224	–	7	231

Transfer from other creditors	–	–	8	8

Assumed on acquisition	–	–	4	4

Utilised in the year – cash	(141)	(1)	(2)	(144)

Utilised in the year – non-cash	(1)	–	(4)	(5)

At 31 December 2007	152	4	16	172

	2007	2006
	£m	£m

Amount due for settlement within 12 months	111	55

Amount due for settlement after 12 months	61	18

	172	73

The charge to the income statement for restructuring (excluding business improvement costs) is explained in Note 4. The charge in the table above includes £24 million of business improvement costs. The majority of the restructuring provision relates to redundancy costs expected to be incurred in the following year. Acquisition provisions relate to provisions set up at the time of prior year acquisitions.

Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to current litigation and the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2008 are not expected to be significant. During the year, £8 million of provision obligations were transferred from other balance sheet accounts.

Cadbury Schweppes Annual Report & Accounts 2007	107

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Financial statements continued

24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Acquisition	benefit
	depreciation	intangibles	obligations	Losses	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2006	82	913	(65)	(12)	(87)	831

Charge/(credit) to equity for the year	–	–	24	–	(6)	18

(Credit)/charge to income statement – continuing operations	(15)	69	15	(32)	(32)	5

Acquisition of subsidiary	37	116	–	–	(24)	129

Transfer	(10)	(4)	(16)	–	30	–

Transfer to discontinued operations	1	–	–	–	–	1

Exchange differences	(10)	(97)	3	–	–	(104)

At 31 December 2006	85	997	(39)	(44)	(119)	880

Charge/(credit) to equity for the year	–	–	51	–	(9)	42

Charge/(credit) to income statement – continuing operations	20	53	19	(7)	(43)	42

Acquisition of subsidiary	7	40	–	–	(3)	44

Disposal of subsidiary	–	–	–	–	1	1

Exchange differences	3	11	1	1	(4)	12

At 31 December 2007	115	1,101	32	(50)	(177)	1,021

‘Other’ consists primarily of: short-term temporary differences of £94 million; deferred tax on restructuring provisions of £34 million; and deferred tax on share awards totalling £36 million.

The following is the analysis of the deferred tax balances for balance sheet purposes:

	2007	2006
	£m	£m

Deferred tax assets	(124)	(170)

Deferred tax liabilities	1,145	1,050

	1,021	880

At the balance sheet date the Group has unused tax losses for which no deferred tax asset has been recognised of £179 million (2006: £187 million). We do not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £20 million expire in 2008, £76 million expire between 2009 and 2020 and £1 million expire after 2020. Other tax losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of undistributed earnings of overseas subsidiaries for which deferred tax liabilities have not been recognised is £7.8 billion (2006: £5.2 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse.

Temporary differences arising in connection with interests in associates are insignificant.

108	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations, after discussions with trustees and the plan sponsor.

There are also a number of defined contribution schemes where benefits are limited to contributions.

In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

Analysis of the Group post-retirement cost included in profit from operations is set out below:

	2007	2006
	£m	£m

UK defined benefit schemes	45	37

Overseas defined benefit schemes	30	33

Overseas defined contribution schemes	24	20

Total	99	90

Of the charge for the year, in respect of defined benefit schemes, recorded within profit from operations, £39 million (2006: £36 million) has been included in cost of sales, £36 million (2006: £33 million) has been included in Administrative expenses and in 2007, there has been no expense included within Restructuring (2006: £1 million). Expected return on assets net of unwind of discount of £29 million (2006: £25 million) has been recorded in Investment revenue. Actuarial gains and losses have been reported in the Statement of recognised income and expense.

Main financial assumptions as at year end:

	2007	2007	2006	2006
	%	%	%	%
	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes

Rate of increase in salaries	4.25	3.5–4.25	4.5	4.0–4.25

Rate of increase in pensions in payment[1]	3.25	2.15	3.0	2.15

Rate of increase for deferred pensioners[1]	3.25	2.15	3.0	2.15

Discount rate for scheme liabilities	5.80	5.25–6.0	5.1	4.75–5.9

Inflation	3.25	2.25–3.0	3.0	2.25–2.5

Medical cost inflation	5.80	5.0–9.0	5.55	5.0–9.0

[1]	Guaranteed pension increases only apply to the UK and Irish pension schemes.

The impact of a 1% change in medical cost inflation would be insignificant to the Group’s financial position and results for the year.

In assessing the Group’s post-retirement liabilities the Group monitors mortality assumptions and uses current mortality tables. Allowance is made in all significant schemes for expected future increases in life expectancy. The mortality assumptions for the UK scheme were updated in 2007 following the statistical analysis performed during the recent funding valuation. The analysis demonstrated that in recent years, life expectancy had improved and, to reflect this, it was decided to alter the mortality assumptions. The mortality table adopted (PA8OC 2007) has been amended to reflect scheme specific experience. In addition an allowance for future improvements has been accounted for in line with medium cohort assumptions.

In the US mortality assumptions appropriate to the population of the schemes have been adopted (standard RP2000 tables) and an allowance has also been made for expected future improvements in longevity. In Ireland, an analysis of the mortality experience of the schemes has resulted in the mortality assumption being updated (to standard tables PA92) to assume longer life expectancies. Again, allowance has been made for expected future improvements in longevity.

Cadbury Schweppes Annual Report & Accounts 2007	109

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Financial statements continued

25. Retirement benefit obligations continued
Life expectancy at the plan retirement age of 60, on the assumptions used in the UK valuations, are as follows:

	2007	2006

Current pensioner – male	24.9	24.1

– female	27.8	26.9

Future pensioner (currently age 45) – male	26.1	25.5

– female	28.8	28.0

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2007 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	7.0–8.5	963	379	2	1,344

Bonds	5.0	4.75–5.5	923	191	1	1,115

Property	7.0	5.60–6.9	144	51	–	195

Other	6.0	4.25–4.8	70	21	–	91

	6.6	6.7	2,100	642	3	2,745

Present value of benefit obligations			(1,894)	(731)	(40)	(2,665)

Recognised in the balance sheet – asset			217	6	–	223

Recognised in the balance sheet – obligation			(11)	(95)	(37)	(143)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2006 were as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.15	7.5–8.5	1,002	350	2	1,298

Bonds	4.7	4.6–5.5	763	143	1	907

Property	7.5	5.6–6.9	183	32	–	215

Other	5.25	3.75–4.7	30	34	–	120

	6.7	6.9	1,978	559	3	2,540

Present value of benefit obligations			(1,988)	(720)	(36)	(2,744)

Recognised in the balance sheet			(10)	(161)	(33)	(204)

110	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

Changes in the present value of the defined benefit obligation are as follows:

	2007	2006
	£m	£m

Opening defined benefit obligation	(2,744)	(2,666)

Current service cost	(76)	(70)

Curtailment gain	1	–

Interest cost	(143)	(129)

Actuarial gains/(losses)	207	(11)

Contributions by employees	(6)	(10)

Liabilities extinguished on settlements	6	–

Obligation transferred on disposal of subsidiary	–	2

Liabilities assumed on acquisition	–	(28)

Exchange differences	(40)	54

Benefits paid	130	114

Closing defined benefit obligation	(2,665)	(2,744)

Of the £2,665 million of defined benefit obligations above, £94 million (2006: £84 million) are in respect of unfunded schemes. Of the remaining obligation of £2,573 million, assets of £2,745 million are held.

Changes in the fair value of these scheme assets are as follows:

	2007	2006
	£m	£m

Opening fair value of scheme assets	2,540	2,297

Expected return	172	154

Actuarial gains	11	82

Contributions by employees	6	10

Contributions by employer – normal	72	66

Contributions by employer – additional	48	67

Assets utilised in settlements	(6)	–

Assets acquired on acquisition	–	17

Exchange differences	32	(39)

Benefits paid	(130)	(114)

Closing fair value of scheme assets	2,745	2,540

The actual return on scheme assets was £183 million (2006: £236 million). The scheme assets do not directly include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2007, the Group elected to make an additional £21 million (2006: £61 million), £27 million (2006: nil) and nil (2006: £6 million) contribution to the UK, Ireland and US pension schemes respectively. These payments were in accordance with deficit recovery plans agreed between the company and the trustees.

The expected rates of return on individual categories of scheme assets are determined after taking advice from external experts and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the schemes’ investment portfolio.

The history of the schemes for the current and prior periods is as follows:

	2007	2006	2005	2004
	£m	£m	£m	£m

Present value of defined benefit obligation	(2,665)	(2,744)	(2,666)	(2,372)

Fair value of scheme assets	2,745	2,540	2,297	1,887

Surplus/(deficit)	80	(204)	(369)	(485)

Experience gains/(losses) on scheme liabilities	55	(49)	15	(50)

Change in assumptions	152	38	(199)	(93)

Experience adjustments on scheme assets	11	82	260	71

The total gross amount recognised in the statement of recognised income and expense in 2007 is a gain of £218 million; the cumulative total gross amount in respect of 2004–2007 is a gain of £293 million.

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.

Cadbury Schweppes Annual Report & Accounts 2007	111

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Financial statements continued

25. Retirement benefit obligations continued
The Group expects to contribute approximately £70 million to its defined benefit schemes in 2008. In addition, management agreed to make additional scheduled recovery contributions of approximately £28 million in 2008 to further fund its defined benefit obligation in the UK and Ireland.

Set out below are certain additional disclosures in respect of the main UK defined benefit pension scheme, Cadbury Schweppes Pension Fund (CSPF), which represents approximately 70% of the Group’s post–retirement liabilities.

The CSPF scheme assets are held in a separate Trustee Fund. The Trustee of the Fund is required to act in the best interest of the Fund’s beneficiaries. The Trustee to the Fund is a corporate body whose board is made up of 10 members; 5 are appointed by the Company and 5 are appointed by the Pensions Consultative Committee (a body that represents members’ interests). The employer contribution rate is generally reviewed every 3 years at the time of the triennial valuation. The Company requested that the 2008 valuation be brought forward to April 2007 to coincide with the decision to separate the American Beverages, thus enabling both the Company and the Trustee to quantify and understand their respective obligations to the CSPF. The outcome of the valuation is that no further recovery payments are due.

The Group offers defined benefit retirement benefits to all of its current UK employees. The retirement benefits provided to employees joining after July 2001 are based on career average earnings, revalued for inflation with a ceiling limit of 5%. Benefits provided to members who joined the Group prior to this date are linked to final salary.

The principal disclosures regarding actuarial assumptions (including mortality) are set out above. The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below.
Assumption	Change in assumption	Impact on liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 9%

Rate of mortality	Increase by 1 year	Increase by 3.5%

The Group has agreed the following funding objectives with the Trustee:

1	To return the on-going funding level of the scheme to 100% of the projected past service liabilities within a period of 6 years measured in accordance with the assumptions set by the Trustee and its Actuary. This has been achieved within 2 years from the 2006 funding plan, due to additional employer contributions and positive investment returns.
2	Once the funding level of the scheme is 100% of the prescribed bases then the agreement will be reviewed and a new funding plan agreed. Although no further recovery payments are due, the Company will make an additional contribution of £18 million in 2008, outstanding from the 2006 valuation.
3	The funding plan will be reviewed at each subsequent triennial valuation and the funding position will aim to adjust for any surplus or deficit over reasonable periods. The next review is scheduled for April 2010.

The most recently completed funding valuation for the Fund was performed by an independent actuary for the Trustee of the Fund and was carried out as at 6 April 2007. The levels of contribution are based on the current service costs and the expected future cash flows of the Fund.

Following this valuation the Group’s ordinary contribution rate will, with effect from April 2008, continue at the current rate of 15.5% of pensionable salaries (net of any salary sacrifice arrangements). In 2007 the Group contributed a further £18 million to the Cadbury Schweppes Pension Fund as a contribution towards the funding deficit identified in 2006. In addition, the Group has agreed to a further contribution of £18 million in 2008. The Group considers that the contribution rates and additional contributions agreed with the Trustee in 2007 are sufficient to meet future plan liabilities.

At 31 December 2007, the Fund’s assets were invested in a diversified portfolio that consisted primarily of equity and debt securities. The fair value of the scheme assets, as a percentage of total scheme assets and target allocations, are set out below:

	Planned
(as a percentage of total scheme assets)	2008	2007	2006	2005

Equity securities	40%	49%	52%	64%

Debt	50%	42%	37%	24%

Property	10%	8%	10%	9%

Other	0%	1%	1%	3%

In conjunction with the Trustee the Group has agreed to enter into a funding plan which includes discussion on the investment of its assets. These discussions include the risk return policy of the Group and set the framework of matching assets to liabilities based on this risk reward profile. The majority of equities relate to international entities. The aim is to hold a globally diversified portfolio of equities with at least 60% of equities being held in international equities. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to alternative investments such as fund of hedge funds, private equity and property.

112	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

26. Share-based payments
The Group recognised total expenses of £49 million (2006: £42 million) related to equity-settled share-based payment transactions during the year including £nil (2006: £1 million) in respect of discontinued operations.

The continuing operations expense of £49 million has been recognised in the primary segments as follows: BIMA £5 million, Europe £2 million, Americas Confectionery £6 million, Asia Pacific £4 million, £25 million in Central and £7 million in Americas Beverages.

The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP), full details of which are included in the Directors’ remuneration report on pages 62 to 65. The Group also operates share option schemes in certain countries which are available to all employees. Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.

An expense is recognised for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the options over the vesting period of each scheme.

Share award fair values
The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award: these include Binomial models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key fair value and other assumptions are detailed below:

	Schemes granted in 2007

	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	15%	n/a	16 –17%

Expected life	3yrs	3yrs	1–3 yrs	Vesting + 5 months

Risk free rate	5.5%	n/a	4.9%–5.8%	4.9%–5.8%

Expected dividend yield	2.5%	2.5%	2.5%–3.0%	1.9%–2.3%

Fair value per option (% of share price at date of grant)	185.5%	92.8% UEPS	91.8%–99.3%	24.0%–36.3%

		45.1% TSR

Possibility of ceasing employment before vesting	–	–	–	10%–41%

Expectation of meeting performance criteria	40%	70%	100%	n/a

	Schemes granted in 2006

	BSRP		LTIP	ISAP	Sharesave

Expected volatility	n/a		18%	n/a	22%

Expected life	3 yrs		3 yrs	1–3 yrs	Vesting +5 months

Risk free rate	4.5%		n/a	4.2%–4.9%	4.6%–4.8%

Expected dividend yield	2.5%		2.5%	2.3%–2.5%	2.3%

Fair value per award (% of share price at date of grant)	185.2%	[1]	92.8% UEPS	93.0%–99.3%	23.8%–33.5%

			46% TSR

Possibility of ceasing employment before vesting	–		–	–	12%–36%

Expectations of meeting performance criteria	40%		70%	n/a	n/a

No grants were made under the DSOP in 2006.

	Schemes granted in 2005

	BSRP		LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a		22%	22%	n/a	22%

Expected life	3 yrs		3 yrs	[2]	1–3 yrs	Vesting +5 months

Risk free rate	4.5%		n/a	4.8%	4.3%	4.3%–4.4%

Expected dividend yield	2.5%		3.0%	3.0%	2.3%–2.5%	2.2%–2.3%

Fair value per award
(% of share price at date of grant)	185.3%	[1]	91.4% UEPS	23.0%	93.0%–97.8%	23.3%–35.3%

			49.6% TSR

Possibility of ceasing employment before vesting	–		–	9%	–	12%–32%

Expectations of meeting performance criteria	40%		50%	100%	n/a	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.
[2]	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.

Cadbury Schweppes Annual Report & Accounts 2007	113

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Financial statements continued

26. Share-based payments continued
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The BSRP is available to a group of approximately 115 senior executives including the executive Directors. The maximum number of shares awarded in 2007 is 3,367,459 (2006: 3,307,069). 1,531,921 shares vested in 2007 (2006: 1,852,788). Also during the period, matching awards were made over 1,706,860 shares (2006: 1,676,061). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £16 million (2006: £9 million).

Around 80 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2007 is 3,055,676 (2006: 3,092,130). 1,197,124 shares vested in 2007 (2006: 1,947,819) and lapsed shares totalled 2,693,989 (2006: 2,303,388). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £6 million (2006: £6 million).

Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Around 2,000 employees were granted a total of 2,258,795 such awards in 2007 (2006: 3,613,478). Awards under this plan are classified as equity settled. There were 333,120 (2006: 55,018) lapses in the year.

DSOP and share save plans, details of which are set out in (b), (c) and (d) below, resulted in a charge of £27 million in 2007 (2006: £26 million).

2007: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	11,500,481	1,655,771	2,402,282	553,521	10,200,449	3.15–4.69	3.96	27	–	–

b	43,625,625	–	17,134,232	317,377	26,174,016	3.31–4.83	4.24	51	26,174,016	4.24

c	9,836,500	–	704,775	151,750	8,979,975	4.40–5.70	4.81	83	4,645,725	4.40

d	25,170,500	–	2,810,203	283,500	22,076,797	4.40–5.72	4.83	84	11,109,797	4.40

e	612,867	–	176,611	67,530	368,726	2.74–3.78	2.98	14	–	–

	377,827	146,303	13,136	29,522	481,472	4.23–5.22	4.64	28	–	–

f	346,665	–	76,040	33,685	236,940	2.74–3.78	3.06	25	–	–

	113,055	40,495	5,710	8,450	139,390	4.23–5.22	4.60	41	–	–

g	94,348	–	–	94,348	–	–	–	–	–	–

	1,297,460	–	1,099,112	198,348	–	–	–	–	–	–

	1,591,504	–	7,264	47,418	1,536,822	$9.14	$9.14	10	–	–

	–	359,712	–	36	359,676	$9.67	$9.67	22	–	–

h	686,396	–	87,657	19,464	579,275	3.02–4.48	3.89	11	–	–

	32,813	175,118	284	8,724	198,923	4.59–4.69	4.68	36	–	–

	191,388	–	22,792	2,220	166,376	$6.23–$7.93	$7.23	5	–	–

i	92,754	–	73,089	19,665	–	–	–	–	–	–

j	806,372	–	536,836	269,536	–	–	–	–	–	–

	1,784,960	–	9,376	16,225	1,759,359	$9.13	$9.13	10	–	–

	–	452,448	–	148	452,300	$9.67	$9.67	22	–	–

114	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

2006: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	12,574,101	1,880,162	2,351,912	601,870	11,500,481	3.14–4.47	3.75	35	–	–

b	21,067,034	–	5,868,052	775,564	14,423,418	2.60–3.79	3.48	72	14,423,418	3.48

	40,648,373	–	10,130,427	1,315,739	29,202,207	3.94–4.82	4.53	55 28,639,073		4.62

c	10,114,750	–	8,250	270,000	9,836,500	4.39–5.69	4.79	95	–	–

d	26,785,750	–	13,750	1,601,500	25,170,500	4.39–5.71	4.78	95	–	–

e	891,421	–	250,269	28,285	612,867	2.73–3.79	3.27	21	27,129	2.74

	193,065	201,215	80	16,373	377,827	4.23–4.57	4.41	36	–	–

f	435,115	–	85,133	3,317	346,665	2.74–3.79	3.12	31	3,889	2.74

	70,560	47,118	979	3,644	113,055	4.23–4.57	4.37	47	–	–

g	1,623,636	–	1,524,188	5,100	94,348	$6.61	$6.61	–	–	–

	1,360,472	–	5,236	57,776	1,297,460	$8.43	$8.43	10	–	–

	–	1,591,504	–	–	–	$9.135	$9.14	24	–	–

h	1,433,302	–	586,160	400,689	446,453	3.02–3.86	3.46	17	–	–

	229,314	129,401	4,071	81,888	272,756	$4.37–4.59	$4.42	31	–	–

	212,078	–	66,092	52,198	93,788	$5.27–$6.22	$6.23	6	–	–

	97,600	–	–	–	97,600	$7.93	$7.93	24	–	–

i	114,593	96,502	75,591	42,750	92,754	4.34	4.34	7	–	–

j	822,296	–	1,084	14,840	806,372	$8.42	$8.43	10	–	–

	–	1,784,960	–	–	1,784,960	$9.13	$9.13	24	–	–

Cadbury Schweppes Annual Report & Accounts 2007	115

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Financial statements continued

26. Share-based payments continued
(a)	A Savings-Related Share Option Scheme for employees was approved by shareowners in May 1982. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareowners in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareowners in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable within a period of 7 years commencing 3 years from the date of grant.

(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareowners in May 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you- Earn” contracts, which are for a term of 3, 5 or 7 years.

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(g)	The US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(h)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareowners in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2005 and 2006. Options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(i)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareowners in May 1994. Options are exercisable no later than 12 months after the date of invitation.

(j)	The Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareowners in May 2004 to encourage and facilitate the ownership of shares by eligible employees of selected subsidiaries located in North, Central and South America. The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.

For all schemes and plans described above in notes (a) and (e) to (j), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (b) to (d) there are performance requirements for the exercising of options. However, no such option grants were made in the year as discretionary share options were removed as part of our remuneration programme.

116	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

The weighted average exercise prices of options granted, exercised and lapsed during the year were:

		2007

	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.69	£3.44	£4.19

Share Option Plan 1994	–	£4.10	£4.29

Share Option Plan 2004	–	£4.40	£5.01

(New Issue) Share Option Plan 2004	–	£4.40	£4.84

Irish Savings-Related Share Option Scheme	£5.22	£3.48	£3.65

Irish AVC Savings-Related Share Option Scheme	£5.22	£3.32	£3.76

US Employees Share Option Plan 2005	$9.67	$8.43	$8.56

International Savings-Related Share Option Scheme 1998	£4.69	£3.21	£4.59

International Savings-Related Share Option Scheme 1998	–	$6.23	$6.23

Asia Pacific Employee Share Acquisition Plan 2002	–	£4.34	£4.34

Americas Employees Share Option Plan 2005	$9.67	$8.44	$8.47

The weighted average share price during the year was £6.15.

		2006

	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.47	£3.40	£3.82

Share Option Plan 1994	–	£4.13	£4.01

Share Option Plan 2004	–	£4.79	£4.77

(New Issue) Share Option Plan 2004	–	£4.79	£4.79

Irish Savings-Related Share Option Scheme	£4.57	£2.99	£3.66

Irish AVC Savings-Related Share Option Scheme	£4.57	£3.21	£3.88

US Employees Share Option Plan 2005	$9.14	$6.62	$8.28

International Savings-Related Share Option Scheme 1998	£4.47	£2.32	£2.59

International Savings-Related Share Option Scheme 1998	–	–	$5.72

Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£4.34	£4.34

Americas Employees Share Option Plan 2005	$9.14	$8.43	$.8.43

The weighted average share price during the year was £5.46.

Awards under the BSRP, ISAP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plans.

The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last 4 years, 8 appropriations under the Irish Share Plan, a profit sharing plan, totalling 101,806 ordinary shares have been made to eligible employees. The prices at which the shares will vest, between 7 June 2008 and 11 December 2011, range from £4.47 to £7.06.

Cadbury Schweppes Annual Report & Accounts 2007	117

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Financial statements continued

27. Borrowings
Classes of drawn debt
The Group’s drawn debt at year-end was comprised of:

	2007			2006

	Amounts	Amounts		Amounts	Amounts
	due within	due after		due within	due after
	a year	a year	Total	a year	a year	Total
	£m	£m	£m	£m	£m	£m

Floating rate debt

EUR Floating rate notes due 2007	–	–	–	404	–	404

Commercial paper	1,302	–	1,302	603	–	603

Bank loans in foreign currencies[1,2]	677	93	770	83	130	213

Bank overdrafts[1]	44	–	44	84	–	84

Other notes maturing 2006–2009	–	–	–	56	–	56

Obligations under finance leases	21	11	32	22	33	55

Other loans	–	–	–	2	–	2

	2,044	104	2,148	1,254	163	1,417

Fixed rate debt

5% USD notes due 2007	–	–	–	153	–	153

4.9% CAD notes due 2008	–	–	–	–	142	142

3.875% USD notes due 2008	502	–	502	–	509	509

4.25% EUR notes due 2009	–	440	440	–	403	403

4.875% GBP notes due 2010	–	77	77	–	77	77

5.125% USD notes due 2013	–	501	501	–	508	508

Other notes maturing 2006–2010	37	9	46	54	41	95

	539	1,027	1,566	207	1,680	1,887

Total gross borrowings	2,583	1,131	3,714	1,461	1,843	3,304

Less:

Obligations under finance leases	(21)	(11)	(32)	(22)	(33)	(55)

Borrowings and overdrafts	2,562	1,120	3,682	1,439	1,810	3,249

[1]	At year-end, the book value of assets pledged as collateral for secured loans was £1 million (2006: £1 million). The security for the borrowings shown above as secured is by way of charges on the property, plant and equipment of Group companies concerned.
[2]	Bank loans in foreign currency includes £15 million of borrowings related to factored receivables.

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value. Cash and cash equivalents are categorised as loans and receivables under IAS 39. At year end, there was £142 million cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company.

The Notes listed above are issued out of the Group’s US Debt Programme and Euro Medium Term Notes Programme. Both programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. The Group is currently in compliance with these requirements.

The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained on page 121.

The Group’s borrowing limit at 31 December 2007 calculated in accordance with the Articles of Association was £14,575 million.

118	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option. These Notes are redeemable at the higher of 100% of the face value of the Notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 20–25 basis points respectively.

Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.3% (2006: 5.1%) . The amount of non-interest bearing loans is negligible.

Group undrawn debt facilities
The Group maintains certain committed floating rate facilities with banks as support for its debt capital markets programme. The undrawn committed facilities available to the Group are as follows:

	2007

			Expiring
	Expiring	Expiring	beyond 2 years but
	within 1 year	in 1 to 2 years	less than 5 years
	£m	£m	£m

Partially drawn committed syndicated facilities	800	–	547

Undrawn committed subsidiary facilities	–	–	–

	800	–	547

		2006

			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Undrawn committed syndicated facility	–	–	1,000

Undrawn committed subsidiary facilities	71	–	–

	71	–	1,000

The partially drawn committed syndicated facility for £1 billion (undrawn £547 million at 31 December 2007) expires in 2010. The margins payable on drawings under this facility are between 22.5 basis points and 37.5 basis points per annum and commitment fees on un-drawn amounts are between 6.75 basis points and 11.4 basis points per annum. The undrawn committed facility for £800 million expires in 2008. The margin applicable is 17.5 basis points per annum with commitment fees on un-drawn amounts of 4 basis points. The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each year will be no less than 3.5:1 for the period of approximately 12 months ending on the last day of the year. The Group is currently in compliance with this covenant. For the 2007 financial year-end the ratio was 7.3 times (2006: 7.0 times). These facilities are subject to customary events of default.

Cadbury Schweppes Annual Report & Accounts 2007	119

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Financial statements continued

27. Borrowings continued
Gross borrowings maturity profile

The maturity and repayment profile of the Group’s gross borrowings is shown in the table below:

	2007

	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	721	21	1,841	2,583

Between one and two years	14	2	449	465

Between two and three years	1	2	77	80

Between three and four years	1	3	–	4

Between four and five years	76	4	–	80

After five years	1	–	501	502

	814	32	2,868	3,714

Less: amounts due for repayment within 12 months
(shown under current liabilities)	(721)	(21)	(1,841)	(2,583)

Amount due for repayment after 12 months	93	11	1,027	1,131

	2006

	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	167	22	1,272	1,461

Between one and two years	59	23	683	765

Between two and three years	1	2	412	415

Between three and four years	67	2	77	146

Between four and five years	2	2	–	4

After five years	1	4	508	513

	297	55	2,952	3,304

Less: amounts due for repayment within 12 months
(shown under current liabilities)	(167)	(22)	(1,272)	(1,461)

Amount due for repayment after 12 months	130	33	1,680	1,843

120	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

Currency profile of borrowings
At 31 December 2007, 54% (2006: 75%) of the Group’s net borrowings were at fixed interest rates or converted to fixed rates using interest rate swaps and cross currency swaps. These fixed rate borrowings expose the Group to fair value interest rate risk. The remaining 46% (2006: 25%) of the Group’s net borrowings, in the form of overdrafts, commercial paper, bank loans and loan notes, were arranged at floating rates, therefore exposing the Group to cash flow interest rate risk. The Group has a policy of matching cross currency and interest rate swaps to the maturity of the underlying debt.

After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

Fixed rate analysis

	2007

						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	77	4.9	–	(100)	(23)	4.9	3.0

Euro	440	4.3	–	147	587	4.1	1.4

US dollar bloc	1,003	4.5	–	151	1,154	4.5	2.9

Others	46	2.4	(34)	–	12	1.0	1.1

	1,566	4.4	(34)	198	1,730	4.4	2.4

Floating rate analysis

	2007

		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	161	–	100	825	1,086

Euro	7	–	(147)	(63)	(203)

US dollar bloc	1,887	34	(151)	(564)	1,206

Australia/New Zealand dollars	2	–	–	(126)	(124)

Others	91	–	–	(72)	19

	2,148	34	(198)	–	1,984

Fixed rate analysis

	2006

						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	77	4.9	–	(100)	(23)	4.9	4.0

Euro	424	4.2	(20)	135	539	4.1	2.4

US dollar bloc	1,312	4.6	–	357	1,669	4.8	3.0

Australia/New Zealand dollars	4	6.3	(4)	–	–	–	–

Others	70	2.5	(61)	–	9	1.0	2.1

	1,887	4.5	(85)	392	2,194	4.6	2.8

Cadbury Schweppes Annual Report & Accounts 2007	121

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Financial statements continued

27. Borrowings continued
Floating rate analysis

	2006

		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	74	–	100	172	346

Euro	415	–	(135)	(314)	(34)

US dollar bloc	802	84	(357)	336	865

Australia/New Zealand dollars	3	–	–	(55)	(52)

Others	123	(9)	–	(139)	(25)

	1,417	75	(392)	–	1,100

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and cash equivalents, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less). Borrowings are categorised as amortised cost.

28. Financial instruments
Treasury risk management policies
The treasury risk management policies are set out in the Financial review, see page 42. Capital management disclosures are also set out in the Financial review, on page 39.

(a) Interest rate derivatives
The Group uses a combination of short-term and long-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. Details of the fixed rate element of the swap portfolio are shown in the table below:

	2007

		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument

£

Receive fixed	100	4.88	–	–	100	–	–	–

Euro

Receive fixed	–	–	–	–	–	–	–	–

Pay fixed	146	3.72	73	73	–	–	–	–

$

Receive fixed	403	3.25	403	–	–	–	–	–

Pay fixed	554	3.66	554	–	–	–	–	–

Other

Receive fixed	34	2.83	34	–	–	–	–	–

Pay fixed	–	–	–	–	–	–	–	–

	2006

		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument

£

Receive fixed	100	4.88	–	–	–	100	–	–

Euro

Receive fixed	20	3.86	20	–	–	–	–	–

Pay fixed	135	3.72	–	68	67	–	–	–

$

Receive fixed	919	2.96	510	409	–	–	–	–

Pay fixed	1,276	3.62	715	561	–	–	–	–

Other

Receive fixed	66	2.89	34	32	–	–	–	–

122	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of 3 months or 6 month LIBOR rates (or local equivalent).

The differential to be paid or received on the current leg of swap agreements is accrued as interest rates change and is recognised within finance costs in the periods that they arise over the lives of the respective agreements. The remaining cash flows to maturity of each swap are discounted at current market rates to determine the fair value of swap agreements at year-end.

(b) Embedded derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in IAS 39. As at 31 December 2007, the fair value of embedded derivatives was an asset of £0.3 million (2006: £0.5 million). This relates to foreign exchange forward contracts embedded within certain procurement contracts with maturities of between one and two years. Amounts recorded in the income statement are included within those disclosed in Note 10 to the financial statements.

(c) Fair values and sensitivity analysis
Fair values of non-derivative financial assets and liabilities:
The fair values for public debt are based on quoted market prices. For cash and cash equivalents, trade and other receivables, trade and other payables and short-term loans and receivables with a maturity of less than one year the book values approximate the fair values because of their short-term nature. For non-public long-term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using current market interest rates available to the Group for similar financial instruments as at year end. The table below contains fair values of debt instruments based on clean prices excluding accrued interest.

	2007		2006

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Floating rate debt

EUR floating rate notes due 2007	–	–	404	405

Commercial paper	1,302	1,302	603	603

Bank Loans in foreign currencies	770	770	213	213

Bank overdrafts	44	44	84	84

Other notes maturing 2006–2009	–	–	56	56

Obligations under finance leases	32	32	55	52

Other loans	–	–	2	2

	2,148	2,148	1,417	1,415

Fixed rate debt

5% USD notes due 2007	–	–	153	153

4.9% CAD notes due 2008	–	–	142	143

3.875% USD notes due 2008	502	503	509	498

4.25% EUR notes due 2009	440	437	403	403

4.875% GBP notes due 2010	77	76	77	75

5.125% USD notes due 2013	501	489	508	496

Other notes maturing 2006–2009	46	43	95	94

	1,566	1,548	1,887	1,862

Total gross borrowings	3,714	3,696	3,304	3,277

Cadbury Schweppes Annual Report & Accounts 2007	123

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Financial statements continued

28. Financial instruments continued
The table below presents a sensitivity analysis of the changes in fair value (which all impact the profit and loss) of the Group’s derivatives due to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values. The analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on a downward parallel shift of 1% in yield curves and 10% weakening of sterling against other exchange rates. An upward parallel shift of 1% in yield curves and 10% strengthening of sterling against other exchange rates would result in an equal and opposite effect on fair values to the table below.

As at 31 December 2007
	Impact on profit & loss arising from

			10% weakening
		1% decrease	in £ against
		in interest	other
	Fair value	rates	currencies
	£m	£m	£m

Derivatives

Currency and interest rate swaps (assets)	5	–	–

Currency and interest rate swaps (liabilities)	–	–	–

Interest rate swaps (assets)	4	2	–

Interest rate swaps (liabilities)	(6)	(2)	–

Currency exchange contracts (assets)	38	(2)	5

Currency exchange contracts (liabilities)	(16)	–	(2)

Commodity contracts (assets)	2	–	–

Commodity contracts (liabilities)	(3)	–	–

As at 31 December 2006
	Impact on profit & loss arising from

			10% weakening
		1% decrease	in £ against
		in interest	other
	Fair value	rates	currencies
	£m	£m	£m

Derivatives

Currency and interest rate swaps (assets)	10	(1)	1

Currency and interest rate swaps (liabilities)	–	–	–

Interest rate swaps (assets)	15	10	2

Interest rate swaps (liabilities)	(19)	(8)	(2)

Currency exchange contracts (assets)	26	–	3

Currency exchange contracts (liabilities)	(16)	–	(2)

Commodity contracts (assets)	3	–	–

Commodity contracts (liabilities)	(5)	–	(1)

For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates, forward foreign exchange and interest rates. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. Financial derivatives are recorded on the balance sheet at fair value with changes in fair value being recognised immediately in the income statement. For 2007 no derivatives were hedge accounted for.

124	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

29. Capital and reserves
(a) Share capital of Cadbury Schweppes plc

	2007	2006
	£m	£m

Authorised share capital:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid share capital:
Ordinary shares (2,109 million of 12.5p each)	264	262

The Company has one class of ordinary shares which carry no right to fixed income.

During 2007, 14,513,336 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.8 million. There were no other changes in the issued share capital of the Company during 2007.

During 2006, 10,682,192 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.3 million. There were no other changes in the issued ordinary share capital of the Company during 2006.

(b) Movements on capital and reserves

			Capital	Hedging and	Acquisition
	Share	Share	redemption	translation	revaluation	Retained
	capital	premium	reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2006	260	1,135	90	133	–	1,390	3,008

Currency translation differences (net of tax)	–	–	–	(413)	(3)	–	(416)

Revaluation reserve arising on acquisition of former associate	–	–	–	–	56	–	56

Disposal reversal of exchange in reserves	–	–	–	10	–	–	10

Share of associate reserve movements	–	–	–	–	–	(2)	(2)

Credit from share based payment and movement in own shares	–	–	–	–	–	48	48

Actuarial gains on defined benefit pension schemes (net of tax)	–	–	–	–	–	50	50

IAS 39 transfers to income or expense	–	–	–	(1)	–	–	(1)

Shares issued	2	36	–	–	–	–	38

Profit for the period attributable to equity holders of the parent	–	–	–	–	–	1,169	1,169

Dividends paid	–	–	–	–	–	(272)	(272)

At 31 December 2006	262	1,171	90	(271)	53	2,383	3,688

Currency translation differences (net of tax)	–	–	–	132	–	–	132

Unwind of acquisition revaluation reserve	–	–	–	–	(8)	8	–

Credit from share based payment and movement in own shares	–	–	–	–	–	24	24

Actuarial gains on defined benefit pension schemes (net of tax)	–	–	–	–	–	168	168

IAS 39 transfers to income or expense	–	–	–	–	–	–	–

Shares issued	2	54	–	–	–	–	56

Profit for the period attributable to equity holders of the parent	–	–	–	–	–	405	405

Dividends paid	–	–	–	–	–	(311)	(311)

At 31 December 2007	264	1,225	90	(139)	45	2,677	4,162

Cadbury Schweppes Annual Report & Accounts 2007	125

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Financial statements continued

29. Capital and reserves continued
At 31 December 2007, the Company held 17 million (2006: 19 million) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. During 2007, an additional £70 million of the Company’s shares were purchased by the Trust (2006: £50 million).

During 2007, the Company received £56 million (2006: £46 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.

The capital redemption reserve arose on the redemption of preference shares in 1997.

The hedging and translation reserve comprises £(136) million (2006: £(268) million) relating to all foreign differences arising from the translation of the financial statements of foreign operations and £(3) million (2006: £(3) million) relating to hedging items.

The acquisition revaluation reserve arose on the step acquisition of former associates to subsidiaries in 2006. It represents the increase in the fair value of assets acquired attributable to the previously owned share.

30. Minority interests

	2007	2006
	£m	£m

Balance at beginning of year	8	27

Exchange rate adjustments	–	(1)

Acquisition minority interests	2	–

Share of profit after taxation	2	(4)

Dividends declared	(1)	(4)

Share of other movements in equity	–	(1)

Purchase of shares from minorities	–	(9)

Balance at end of year	11	8

All minority interests are equity in nature.

As at 31 December 2007, Cadbury Nigeria is in a net liabilities position. The minority interest has no contractual obligation to meet these liabilities, consequently no minority interest asset has been recognised.

126	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

31. Acquisitions
2007 acquisitions
In 2007, the Group acquired confectionery businesses in Romania (Kandia-Excelent), Japan (Sansei Foods) and Turkey (Intergum). On 13 June the Group acquired 93.3% of Kandia-Excelent, with a further 2.4% subsequently acquired in November, for a total of £60 million. Brand intangible assets of £26 million and provisional goodwill of £14 million have been recognised. The initial acquisition of 96% of Sansei occurred on 19 July with the remaining minority interest being acquired by the year end, for a total consideration of £61 million. Intangible assets of £18 million and provisional goodwill of £34 million have been recognised. On 31 August the Group acquired 100% of Intergum for £192 million, before assumed debt of £77 million including £32 million of borrowings related to factored receivables. Brand intangible assets of £71 million and provisional goodwill of £177 million have been recognised.

In addition, Americas Beverages acquired a bottling company, South-East Atlantic Bottling Corporation, for £27 million in July 2007. Intangible assets of £11 million and provisional goodwill of £4 million have been recognised.

A summary of the net assets and liabilities arising on all acquisitions in 2007 is set out below:

	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	–	126	126

Property, plant and equipment	48	39	87

Inventories	19	–	19

Trade and other receivables	34	(2)	32

Trade and other payables	(49)	(7)	(56)

Borrowings related to factored receivables	(32)	–	(32)

Borrowings	(49)	–	(49)

Deferred tax on non-deductible brands	–	(47)	(47)

Minority interests	(2)	–	(2)

Other	–	1	1

	(31)	110	79

Goodwill			257

Investment in associate			10

			346

Cash consideration			339

Transaction costs			13

Cash paid			352

Net cash acquired			(6)

Net cash paid			346

In 2007, adjustments to goodwill relating to the finalisation of the purchase price allocation of the acquisitions made in 2006 totalled £28 million. These principally related to the finalisation of a deferred tax balance and a provision relating to historical litigation which was finalised within one year from acquisition.

Cadbury Schweppes Annual Report & Accounts 2007	127

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Financial statements continued

31. Acquisitions continued
2006 acquisitions
Detailed below are the 2006 acquisitions as recognised in the 2006 financial statements. Provisional fair values have been finalised and details are discussed on page 127

On 2 May 2006, the Group acquired the 55% of Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned for £201 million, before assumed net debt of £343 million. The Group acquired CSBG to strengthen the route-to-market of its US beverage business. The total provisional goodwill recognised in 2006 (including amounts previously recorded within associates) was £386 million and represents the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination. In addition, separately identifiable intangible assets of £404 million were recognised, principally relating to distribution franchise rights.

		CSBG

	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	–	404	404

Property, plant and equipment	187	37	224

Inventories	55	–	55

Trade and other receivables	113	–	113

Trade and other payables	(174)	–	(174)

Borrowings	(348)	–	(348)

Deferred tax on non-deductible brands	22	(132)	(110)

Associates	(279)	–	(279)

Revaluation adjustment arising on acquisition of former associates	–	(56)	(56)

Other	(19)	–	(19)

	(443)	253	(190)

Goodwill			386

			196

Cash consideration			188

Transaction costs			13

Cash paid			201

Net cash acquired			(5)

Net cash paid			196

From the date of acquisition to 31 December 2006, CSBG contributed £753 million to revenue and £30 million to profit before tax.

If the acquisition of CSBG had been completed on the first day of the 2006 financial year, Group revenues would have been approximately £7,815 million and Group profit attributable to equity holders of the parent would have been approximately £1,185 million.

Other 2006 acquisitions
During 2006, the Group also acquired All American Bottling Company for £32 million and Seven Up Bottling Company of San Francisco for £26 million and recognised £23 million of provisional goodwill and £29 million of identifiable intangible assets. These acquisitions further strengthen the route-to-market of the Group’s US beverage business.

In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In 2006, the loan note was converted into equity. The Group also acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02% .. Goodwill of £9 million was initially recognised as a consequence of both transactions. The total goodwill relating to Cadbury Nigeria, including the historical goodwill arising from previous increases in ownership, of £15 million was impaired in 2006 due to the subsequent discovery of the overstatement of the financial position of Cadbury Nigeria.

Other acquisitions in 2006 included South Africa’s leading gum business, from Dan Products (Botswana) (Pty) Ltd, and a further 30% shareholding in Kent, the Turkish confectionery business which took the Group’s total stake in Kent to 95.4% .

The aggregate cash paid in the year (including acquisition costs and spend against acquisition provisions set up at the time of prior year acquisitions) in respect of these other acquisitions was £171 million, on which goodwill of £106 million arose.

128	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

31. Acquisitions continued
A summary of the net assets and liabilities that arose on all other acquisitions during 2006 is set out below:

	Other acquisitions

	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	–	49	49

Property, plant and equipment	45	7	52

Inventories	21	–	21

Trade and other receivables	23	–	23

Trade and other payables	(49)	–	(49)

Borrowings	(15)	–	(15)

Deferred tax on non-deductible brands	–	(6)	(6)

Minority interests	5	4	9

Associates	(23)	–	(23)

Other	(19)	–	(19)

	(12)	54	42

Goodwill			106

			148

Cash consideration			171

Transaction costs			–

Cash paid			171

Net cash acquired			(23)

Net cash paid			148

The goodwill that arose on the acquisitions of All American Bottling Company and Seven Up Bottling Company of San Francisco was provisional as the fair value of plant and machinery acquired in these two acquisitions was provisional. Fair value adjustments have been finalised in the 2007 accounts. The goodwill recognised on all other acquisitions represents the increased profitability arising from the enhanced route-to-market, enhanced market share in the South African gum market and a greater share of those businesses in which we already had an interest.

32. Discontinued operations
There are no discontinued operations in 2007.

In 2005, our beverages business in Europe was classified as discontinued and the disposal completed in 2006. In 2006, we announced and completed the disposal of our South Africa beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it was also classified as discontinued operations. As required by IFRS 5 the following income statement and associated notes for 2006 are presented for the discontinued operations.

(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

2006
£m

Revenue	70

Trading costs	(67)

Profit from operations	3

Profit before financing and taxation	3

Finance costs	(5)

Loss before taxation	(2)

Taxation	4

Profit on disposal	631

Tax on profit on disposal	(42)

Release of disposal tax provisions	51

Net profit attributable to discontinued operations	642

Net profit attributable to discontinued operations principally relates to the profit on disposal of Europe Beverages on 2 February 2006 and South African Beverages on 1 August 2006 and their pre-disposal trading result.

Cadbury Schweppes Annual Report & Accounts 2007	129

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Financial statements continued

(b) Employees and emoluments

2006
£m

Emoluments of employees, including Directors, comprised:

Wages and salaries	10

Social security costs	2

Share based payments	1

13

2006

Average employee headcount:

Discontinued operations	309

(c) Profit from operations is after charging:

2006
£m

Depreciation of property, plant and equipment – owned assets	1

Advertising and promotional marketing	5

(d) Taxation

2006
£m

Current tax – discontinued operations:

– UK	(27)

– Overseas	(11)

– Adjustment in respect of prior year	51

13

Deferred tax – discontinued operations:

Taxation from discontinued operations	13

UK tax is calculated at 30% of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The current year tax charge primarily represents tax on the disposal of Europe Beverages. The prior year adjustment relates to the release of disposal tax provisions. In 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. The original disposal gains, net of tax, were treated as discontinued operations and hence the release of the unutilised provisions has been reported in the same line.

No reconciliation of the tax rate for discontinued operations in 2006 has been provided given the discrete nature of the balances.

130	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

(e) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

2006
£m

Net cash flows from operating activities	15

Net cash flows from investing activities	(1)

14

(f) Earnings per share from discontinued operations are as follows:

	Earnings	EPS
	2006	2006
	£m	pence

Reported	642	31.0

Profit on disposal of subsidiaries	(631)	(30.5)

Effect of tax on above items[1]	42	2.0

Release of disposal tax provisions	(51)	(2.4)

Underlying	2	0.1

[1]	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.

The diluted reported and underlying earnings are set out below:

2006
pence

Diluted reported	30.7

Diluted underlying	0.1

Diluted EPS has been calculated based on the reported and underlying earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is included in Note 13.

Cadbury Schweppes Annual Report & Accounts 2007	131

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Financial statements continued

33. Leasing commitments
(a) Finance leases

	Minimum		Present value of
	lease payments		minimum lease payments

	2007	2006	2007	2006
	£m	£m	£m	£m

On leases expiring:

Within one year	22	25	21	22

Between one and five years	10	32	7	28

After five years	4	8	4	5

	36	65	32	55

Less future finance charges	(4)	(10)

Present value of lease obligations	32	55

Amount due for settlement within 12 months	21	22

Amount due for settlement after 12 months	11	33

It is the Group’s policy to lease certain of its plant and equipment under finance leases. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements are entered into for contingent rental payments. The carrying value of the Group’s lease obligations approximates their fair value.

(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2007	2006
	£m	£m

Within one year	79	66

Between one and five years	199	190

After five years	121	124

	399	380

	2007	2006
	£m	£m

Operating lease expenses charged in the income statement	79	72

34.Contingent liabilities and financial commitments
(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December 2007 being £3,470 million (2006: £3,520 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2007 was £2,017 million (2006: £2,658 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the Group’s borrowings of £3,714 million (2006: £3,304 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £7 million (2006: £14 million).

(c)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(d)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(e)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

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Financial statements

35. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

	2007	2006
	£m	£m

Profit from operations

– Continuing operations	788	909

– Discontinued operations	–	3

	788	912

Adjustments for:

Depreciation, amortisation and impairment	290	270

Restructuring	82	50

Non-trading items	38	(40)

Post-retirement benefits	5	(1)

Additional funding of past service pensions deficit	(48)	(67)

Other non-cash items	57	37

Operating cash flows before movements in working capital	1,212	1,161

Increase in inventories	(61)	(2)

Decrease in receivables	77	50

Increase/(decrease) in payables	3	(64)

Net movement in working capital	19	(16)

	1,231	1,145

Interest paid	(193)	(214)

Interest received	21	28

Income taxes paid – excluding disposals	(235)	(256)

Income taxes paid – disposals	(12)	(83)

Net cash from operating activities	812	620

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Financial statements continued

36. Group companies

Proportion of
		Country of	issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Details of principal associated undertakings

Camelot Group plc*	(c)	Great Britain (ii)	20%

Crystal Candy (Private) Ltd	(a)	Zimbabwe (i)	49%

Meito Adams Company Ltd	(a)	Japan	50%

Details of principal subsidiary undertakings

Operating companies (unless otherwise stated)

United Kingdom:

Cadbury Trebor Bassett (an unincorporated partnership operating in
Great Britain between Cadbury Ltd, Trebor Bassett Ltd and
The Lion Confectionery Co Ltd)	(a)	n/a

Europe:

Cadbury España, SL	(a)	Spain

Cadbury France	(a)	France

Cadbury Hellas AE	(a)	Greece

Cadbury Ireland Ltd	(a)	Ireland

Cadbury Portugal – Produtos de Conféitaria, Lda	(a)	Portugal

Cadbury Switzerland Faguet & Co	(a)	Switzerland

Cadbury Wedel Sp. zo.o.	(a)	Poland

Dandy A/S	(a)	Denmark

Dirol Cadbury LLC	(a)	Russia

Intergum Gida Sanayi ve Ticaret Anonim Sirketi	(a)	Turkey

Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a)	Turkey (ii)	95.36%

Americas:

Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a)	Brazil

Cadbury Adams Canada Inc	(a)	Canada

Cadbury Adams Colombia	(a)	Colombia

Cadbury Adams Distribuidora Mexico, SA de CV	(a)	Mexico

Cadbury Adams Mexico, S de RL de CV	(a)	Mexico

Cadbury Adams, SA	(a)	Venezuela

Cadbury Adams USA LLC	(a)	US (i)

Distribuidora Anahuac, SA de CV	(b)	Mexico (ii)

Cadbury Beverages Canada Inc	(b)	Canada

Cadbury Schweppes Bottling Group Inc	(b)	US

Cadbury Stani Adams Argentina SA	(a)	Argentina (ii)

Distribuidora de Aguas Minerales, SA de CV	(b)	Mexico (ii)

Dr Pepper/Seven Up, Inc	(b)	US

Mott’s GP	(b)	US

Snapple Beverage Corp.	(b)	US

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Financial statements

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Other overseas:

Cadbury Adams Thailand	(a)		Thailand

Cadbury Confectionery Ltd	(a)		New Zealand

Cadbury Enterprises Pte Ltd	(a)		Singapore

Cadbury India Ltd	(a)		India	97.58%

Cadbury Japan Ltd	(a)		Japan

Cadbury Nigeria plc	(a)		Nigeria	50.02%

Cadbury Schweppes pty Ltd	(a)	(b)	Australia (i) (ii)

Cadbury South Africa (Pty) Ltd	(a)		South Africa

Finance and holding companies:

Alreford Limited	(c)		Ireland

Berkeley Re Limited	(c)		Ireland

Cadbury Aguas Minerales, SA de CV	(c)		Mexico (i) (ii)

Cadbury Schweppes Americas Inc	(c)		US

Cadbury Schweppes Asia Pacific Pte Ltd	(c)		Singapore

Cadbury Schweppes Finance plc*	(c)		Great Britain

Cadbury Schweppes Investments BV	(c)		Netherlands (i)

Cadbury Schweppes Investments plc*	(c)		Great Britain

Cadbury Schweppes Overseas Ltd	(c)		Great Britain

Cadbury Schweppes Treasury Services	(c)		Ireland (i)

CBI Holdings Inc	(c)		US (i)

Vantas International Ltd*	(c)		Great Britain

* Investment directly held by Cadbury Schweppes plc

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

The nature of the activities of the individual companies is designated as follows:

(a) Confectionery
(b) Beverages
(c) Other (including holding companies)

The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.

Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

Cadbury Schweppes Annual Report & Accounts 2007	135

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Financial statements continued

37. Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.

Trading transactions

	Sales of goods		Purchases of goods

	2007	2006	2007	2006
	£m	£m	£m	£m

DPSUBG	n/a	55	n/a	8

EE	n/a	2	n/a	10

Meito Adams	4	6	40	39

	Amounts owed by related parties		Amounts owed to related parties

	2007	2006	2007	2006
	£m	£m	£m	£m

DPSUBG	n/a	n/a	n/a	n/a

EE	n/a	n/a	n/a	n/a

Meito Adams	1	1	3	3

DPSUBG – Dr Pepper/Seven Up Bottling Group, Inc – until 2 May 2006
EE – L’Europeenne D’Embouteillage SAS – sold on 2 February 2006

Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee (see page 57 for details). Short term employee benefits expense relating to these individuals was £11 million (2006: £9 million), post retirement benefits expense was £2 million (2006: £2 million) and share-based payments expense was £8 million (2006: £10 million).

38. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Closing	Closing
	2007	2006	2007	2006

US dollar	2.00	1.85	1.99	1.96

Canadian dollar	2.15	2.09	1.98	2.28

Australian dollar	2.39	2.44	2.27	2.49

Euro	1.46	1.47	1.36	1.48

South African rand	14.1	12.5	13.6	13.8

Mexican peso	21.8	20.0	21.7	21.1

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Financial statements

39. Events after the balance sheet date
Subsequent to 31 December 2007 the Group completed the sale of its Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market for £58 million in cash. The disposal group of assets were written down to recoverable value in 2007, consequently there is no gain or loss on disposal.

40. Changes and proposed changes to generally accepted accounting principles
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations or cash flows.

An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations or cash flows.

IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This may impact the Group should the Group make material acquisitions in the future.

IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations or cash flows.

IAS 1 (Revised), “Presentation of financial statements”, will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised IAS 1 also states that entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The standard is effective for periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this revision on the presentation of the Group’s financial position, results of operations or cash flows.

IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations or cash flows.

IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation has not yet been endorsed by the EU.

IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” provides guidance on assessing the limit in IAS 19, “Employee benefits” on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008. This interpretation has not yet been endorsed by the EU. The Group has considered IFRIC 14 when applying the current IAS 19 standard in its 2007 Report and Accounts.

41. Approval of financial statements
The financial statements were approved by the Board of Directors and authorised for issue on 4 March 2008.

Cadbury Schweppes Annual Report & Accounts 2007	137

financial
statements
for cadbury
schweppes
plc

Directors Responsibility statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company as at the end of the financial year.

The Directors consider that in preparing the financial statements the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company, and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

Independent Auditors’ report to the members of Cadbury Schweppes plc
We have audited the parent Company financial statements of Cadbury Schweppes plc for the year ended 31 December 2007 which comprise the balance sheet and the related notes 1 to 13. These parent Company financial statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the Directors’ remuneration report are included in the Annual Report & Accounts of Cadbury Schweppes plc for the year ended 31 December 2007. We have reported separately on the Group financial statements of Cadbury Schweppes plc for the year ended 31 December 2007 and on the information in the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The Directors’ responsibilities for preparing the parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ responsibilities.

Our responsibility is to audit the parent Company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors’ report is consistent with the parent Company financial statements. The information given in the Directors’ report includes that specific information presented in the Financial Review that is cross referred from the Business review section of the Directors’ report.

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Financial statements

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report & Accounts as described in the contents section and consider whether it is consistent with the audited parent Company financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the parent Company financial statements. Our responsibilities do not extend to any further information outside the Annual Report & Accounts.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent Company financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent Company financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company financial statements.

Opinion
In our opinion:
>	the parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 December 2007;
>	the parent Company financial statements have been properly prepared in accordance with the Companies Act 1985; and
>	the information given in the Directors’ report is consistent with the parent Company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

4 March 2008

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Financial statements for Cadbury Schweppes plc continued

Balance sheet as at 31 December 2007 (Note 1)

		2007	2006
Notes		£m	£m

	Fixed assets

4	Tangible fixed assets	86	98

5	Investments in associates	19	9

5	Investments	4,413	4,660

		4,518	4,767

	Current assets

6	Debtors

	– due within one year	252	121

	– due after one year	10	9

		262	130

	Creditors: amounts falling due within one year

11	– borrowings	(2,064)	(1,326)

8	– other	(108)	(81)

9	Provisions for liabilities	(23)	(7)

	Net current liabilities	(2,195)	(1,284)

	Total assets less current liabilities	2,585	3,483

	Creditors: amounts falling due after more than one year

11	– borrowings	(154)	(610)

		(154)	(610)

	Net assets	2,431	2,873

	Equity capital and reserves

12	Called-up share capital	264	262

12	Share premium account	1,225	1,171

12	Revaluation reserve	1	1

12	Other reserves	90	305

12	Profit and loss account	851	1,134

	Equity shareholders’ funds	2,431	2,873

On behalf of the Board

Directors:	Todd Stitzer	Ken Hanna

4 March 2008

The accompanying notes are an integral part of the balance sheet.

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Financial statements

1. Significant accounting policies
The separate financial statements of the Company are presented as required by the Companies Act 1985.

(a) Accounting convention
The separate financial statements of the Company are prepared under the historical cost convention modified for the revaluation of certain land and buildings. These financial statements are prepared in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Standards which have been applied consistently throughout the year and the preceding year.

(b) Preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates ruling at the end of the financial year. All profits and losses on exchange are credited or charged to the profit and loss account.

Exchange differences arising on translation of foreign equity investments financed by foreign currency borrowings are dealt with through profit or loss, together with exchange differences on the related borrowings.

(d) Taxation
Corporation tax payable is provided at the current rate. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted substantively by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(e) Investments
Fixed asset investments are shown at cost less provision for any impairment.

Current asset investments are stated at the lower of cost and net realisable value.

(f) Tangible fixed assets
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses with the exception of certain land and building assets which were revalued in 1995.

Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%–10%
Vehicles	12.5%–20%
Office equipment	10%–20%
Computer hardware	12.5%–33%

Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease. In specific cases different depreciation rates are used, e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.

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Financial statements for Cadbury Schweppes plc continued

1. Significant accounting policies continued
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Company (“finance leases”), the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the profit and loss account on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

(g) Cash flow statement
The results, assets and liabilities of the Company are included in the consolidated financial statements of Cadbury Schweppes plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 (revised), “Cash flow statements”.

(h) Share-based payments
The Company has a number of share-based payment plans that certain employees participate in. Accounting for these is in accordance with FRS 20 and is also in accordance with the Group accounting policy in Note 1(j) and the disclosures provided in Note 26 to the Group consolidated financial statements which have been prepared under IFRS 2, “Share-based payment”.

(i) Provisions
Provisions are recognised when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

(j) Pensions
The Company accounts for pensions and post-retirement benefits in accordance with FRS 17.

The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability.

The Company also participates in the Group’s defined benefit retirement schemes. The Company is unable to identify its share of the assets and liabilities in the schemes on a consistent and reasonable basis. Therefore the Company has applied the provisions of FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognises only the contributions payable each year.

(k) Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made from the revaluation reserves to the profit and loss reserve each year in order to amortise these revaluation surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value at the date of disposal and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

(l) Financial instruments
Under UK GAAP the company’s accounting policies, specifically FRS 25, “Financial instruments: presentation”, FRS 26, “Financial instruments: measurement” and FRS 29, “Financial instruments: disclosures”, are the same as the Group’s accounting policies under IFRS; IAS 32, “Financial instruments: presentation”, IAS 39, “Financial instruments: recognition and measurement” and IFRS 7, “Financial instruments: disclosures”. These policies are set out in the accounting policies Note 1(x) of the Group accounts under the heading ‘Financial instruments’. As consolidated financial information has been disclosed under IFRS 7 in the Group’s financial statements, the parent company is exempt from the disclosure requirements of FRS 29.

2. Profit and loss account for the year
As permitted by section 230 of the Companies Act 1985, the Company has elected not to present its own profit and loss account for the year. Cadbury Schweppes plc reported a loss for the financial year ended 31 December 2007 of £521 million (2006: profit of £322 million). The historical cost loss for the financial year was £521 million (2006: profit of £322 million).

The auditors’ remuneration for audit services to the Company was £1.0 million (2006: £0.7 million). The auditor’s remuneration for non-audit services to the Company was £1.4 million (2006: £1.9 million). Non-audit services were: other services pursuant to legislation £0.7 million (2006: £1.8 million), tax services £0.1 million (2006: £0.7 million), corporate finance services £0.4 million (2006: £0.6 million) and other services £0.2 million (2006: nil).

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Financial statements

3. Directors’ emoluments and employee information
The Directors are remunerated by Cadbury Schweppes plc for their services to the Group as a whole. No remuneration was paid to them specifically in respect of Cadbury Schweppes plc in either year. Full details of Directors’ emoluments are given in the Directors’ Remuneration Report in the Group consolidated financial statements.

	2007	2006
	£m	£m

Emoluments of employees, including Directors, comprised:

Wages and salaries	88	64

Social security costs	11	9

Share-based payments	16	11

Post-retirement benefit costs	18	37

	133	121

An additional contribution of £10 million (2006: £31 million) was made to the defined benefit pension schemes in the year.

	2007	2006

Average employee headcount – administrative	706	721

4. Tangible fixed assets
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or valuation

At 1 January 2007	6	140	15	161

Additions	–	–	8	8

Transfers on completion	–	12	(12)	–

At 31 December 2007	6	152	11	169

Accumulated depreciation

At 1 January 2007	(2)	(61)	–	(63)

Depreciation for the year	–	(20)	–	(20)

At 31 December 2007	(2)	(81)	–	(83)

Net book value

At 31 December 2006	4	79	15	98

At 31 December 2007	4	71	11	86

(b) Analysis of land and buildings

	2007	2006
	£m	£m

Analysis of net book value:

Freehold	2	2

Short leasehold	2	2

	4	4

Analysis of gross value:

At 1995 valuation

– existing use	3	3

At cost	3	3

	6	6

Cadbury Schweppes Annual Report & Accounts 2007	143

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Financial statements for Cadbury Schweppes plc continued

4. Tangible fixed assets continued
The Company’s properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

	2007	2006
	£m	£m

Land and buildings at cost	5	5

Accumulated depreciation thereon	(2)	(2)

	3	3

Depreciation charge for the year	–	–

(c)	The Company holds no assets under finance leases (2006: £nil).

(d)	Commitments for capital expenditure contracted for but not provided in the Company financial statements at the end of the year were £nil (2006: £nil).

5. Investments
(a) Analysis of components

	2007	2006
	£m	£m

Shares in associated undertakings

– Unlisted	19	9

Total net book value of associates	19	9

Investments in associates	19	9

Shares in subsidiary undertakings	4,007	3,271

Loans to subsidiary undertakings	406	1,388

Other unlisted investments	–	1

Investments	4,413	4,660

Details of the principal subsidiary and associated undertakings are set out in Note 36 to the Group consolidated financial statements.

(b) Analysis of movements

	Shares in	Loans to	Other	Shares in
	subsidiary	subsidiary	unlisted	associated
	undertakings	undertakings	investments	undertakings
	£m	£m	£m	£m

Cost less amounts written off at 1 January 2007	3,271	1,388	1	9

Recapitalisation of existing investments	713	–	–	10

Capital contribution in respect of share awards	23	–	–	–

Disposals	–	–	(1)	–

Movements on loans during the year	–	(982)	–	–

Cost less amounts written off at 31 December 2007	4,007	406	–	19

6. Debtors

	2007	2006
	£m	£m

Amounts owed by subsidiary undertakings	170	75

Tax on losses	62	31

Deferred tax recoverable after more than one year	10	9

Prepayments and accrued income	15	10

Other debtors	5	5

	262	130

Loans to subsidiary and associated undertakings bear interest at market rates. All amounts are receivable within one year unless otherwise indicated.

144	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

7. Deferred taxation
The deferred tax asset recognised by the Company, and the movements thereon, during the year are as follows:

			Other
	Fixed		timing
	assets	Pensions	differences	Total
	£m	£m	£m	£m

At 1 January 2007	8	1	–	9

Credit/(charge) to profit or loss	6	(1)	4	9

Deferred tax provided in respect of prior years	(11)	–	3	(8)

At 31 December 2007	3	–	7	10

The Company deferred tax asset is included in debtors (see Note 6). The Company has unrecognised deferred tax liabilities on property revaluations of £1 million (2006: £1 million).

8. Creditors: amounts falling due within one year

	2007	2006
	£m	£m

Amounts owed to subsidiary undertakings	23	7

Other taxes and social security costs	7	4

Accruals and deferred income	35	33

Other creditors	43	37

	108	81

Amounts owed to subsidiary and associated undertakings are repayable at various dates throughout 2007 and bear interest at market rates or are non-interest bearing.

9. Provisions

Restructuring
provisions
£m

At 1 January 2007	7

Charged to profit and loss account	25

Utilised in the year – cash	(9)

At 31 December 2007	23

10. Post-retirement benefits
The Company is a participating member of the Cadbury Schweppes Pension Fund and the Cadbury Schweppes Supplementary Pension Plan defined benefit plans created for the benefit of UK employees of the Group. These plans are administered and funded on a Group basis, with contributions fixed based on the position of the overall fund. It is not possible to identify the Company’s share of the assets and liabilities in the schemes on a consistent and reasonable basis. Therefore the Company has applied the provisions of FRS 17 to account for defined benefit plans as if they were defined contribution plans and no net surplus or deficit has been recorded on the Company balance sheet. On an FRS 17 basis the Cadbury Schweppes Pension Fund has a surplus and the Cadbury Schweppes Supplemental Pension Plan is in deficit. Full details of the net liabilities of the total schemes and the assumptions used to determine this are included in Note 25 to the Group accounts.

11. Borrowings

		2007		2006
	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Unsecured

Loan notes	2	–	2	–

Loans from subsidiary undertakings	2,061	154	1,322	610

Bank overdraft	1	–	2	–

	2,064	154	1,326	610

			2007	2006
			£m	£m

Maturity profile

Within one year or on demand			2,064	1,326

After five years			154	610

			2,218	1,936

Loans from subsidiary and associated undertakings bear interest at market rates or are non-interest bearing. The Company’s borrowings due for repayment after five years are not repayable by instalments.

Cadbury Schweppes Annual Report & Accounts 2007	145

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Financial statements for Cadbury Schweppes plc continued

12. Capital and reserves
(a) Share capital

	2007	2006
	£m	£m

Authorised:

3,200 million ordinary shares of 12.5p each	400	400

Allotted, called-up and fully paid:

2,109 million ordinary shares of 12.5p each	264	262

The Company has one class of ordinary shares which carry no right to fixed income.

During 2007, 14,513,336 ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the year was £1.8 million. There were no other changes in the issued ordinary share capital of the Company during the year.

During 2006, 10,682,192 ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the year was £1.3 million. There were no other changes in the issued ordinary share capital of the Company during the year.

There were no other changes in the issued ordinary share capital of the Company during the year.

(b) Movements on capital and reserves

				Capital
	Share	Share	Revaluation	redemption		Retained
	capital	premium	reserve	reserve	Other	profits	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2007	262	1,171	1	90	215	1,134	2,873

Shares issued for cash	2	54	–	–	–	–	56

Retained loss for year	–	–	–	–	–	(521)	(521)

Movement in own shares	–	–	–	–	–	(13)	(13)

Share-based payments	–	–	–	–	–	36	36

Reserves transfer	–	–	–	–	(215)	215	–

At 31 December 2007	264	1,225	1	90	–	851	2,431

At 31 December 2007, the Company held 17 million shares (2006: 19 million shares) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. During 2007, an additional £70 million (2006: £50 million) of the Company’s shares were purchased by the Trust.

During 2007, the Company received £56 million (2006: £46 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.

The capital redemption reserve arose on the redemption of preference shares in 1997 and is considered non-distributable.

The other reserve represents an unrealised gain following an internal reorganisation. As this becomes distributable, a transfer is made to retained profits.

13. Share-based payments
The Company recognised a total expense of £16 million (2006: £11 million) relating to equity-settled share-based payment transactions during the year. Full details of the share option plans are included in the Directors’ remuneration report in the Group consolidated financial statements.

The BSRP is available to a group of senior executives including the executive Directors. The maximum number of shares awarded in 2007 is 894,871 (2006: 1,081,989). 433,662 shares vested in 2007 (2006: 766,394). Also during the period, matching awards were made over 398,727 shares (2006: 480,549). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £10 million (2006: £5 million).

Certain senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2007 is 1,405,994 (2006: 1,368,400). 553,594 shares vested in 2007 (2006: Nil) and lapsed shares totalled 1,326,339 (2006: 1,167,265). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £3 million (2006: £3 million).

146	Cadbury Schweppes Annual Report & Accounts 2007

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Financial statements

Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. The number of shares awarded in respect of 2007 was 237,200 (2006: 220,390) and lapsed shares totalled 32,306 (2006: 22,905). Awards under this plan are classified as equity settled. The expense recognised in respect of these awards was £1 million.

DSOP and share save plans, details of which are set out below, resulted in a charge of £2 million in 2007 (2006: £3 million).

2007: Details of the share option plans are as follows:

Weighted
							Exercise	Weighted	average		Weighted
							prices for	average	contractual		average
							options	exercise price	life in		exercise price
	Balance						outstanding	of options	months of		of options
	outstanding					Balance	at the end of	outstanding	options		currently
	at the					outstanding	the year in	at the end	outstanding		exercisable
	beginning				Employee	at the end	the range	of the year	at the end	Exercisable	at year end
	of the year	Granted	Exercised	Cancelled	transfers	of the year	(in £)	(in £)	of the year	at year end	(in £)

a	1,109,234	186,746	228,764	90,761	79,025	897,430	3.15-4.69	4.02	27	–	–

b	7,274,695	–	2,279,424	–	325,102	4,670,169	3.31-4.83	4.25	52	4,670,169	4.25

c	4,643,750	–	308,451	61,250	452,600	3,821,449	4.39-5.70	4.82	83	1,969,949	4.40

2006: Details of the share option plans are as follows:

Weighted
							Exercise	Weighted	average		Weighted
							prices for	average	contractual		average
							options	exercise price	life in		exercise price
	Balance						outstanding	of options	months of		of options
	outstanding					Balance	at the end of	outstanding	options		currently
	at the					outstanding	the year in	at the end	outstanding		exercisable
	beginning				Employee	at the end	the range	of the year	at the end	Exercisable	at year end
	of the year	Granted	Exercised	Cancelled	transfers	of the year	(in £)	(in £)	of the year	at year end	(in £)

a	1,362,402	236,511	188,900	89,771	211,008	1,109,234	3.14-4.47	3.78	35	–	–

b	10,458,226	–	1,958,726	10,520	1,214,285	7,274,695	2.97-4.83	4.20	61	7,063,445	4.20

c	6,065,750	–	–	135,750	1,286,250	4,643,750	4.39-5.70	4.80	95	–	–

(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	A Share Option Plan for Directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

Cadbury Schweppes Annual Report & Accounts 2007	147

shareowner
information

Items covered in this section:

Your shareholding	148

Dividends and Annual General Meeting	148

Low cost share dealing	149

American Depositary receipts	149

Your shareholding
The Company’s share register is maintained by Computershare Investor Services PLC; queries regarding your shareholding should be directed to them as follows:

>	For the UK and Europe:
The Registrar to Cadbury Schweppes plc, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK
Tel: +44 (0) 870 873 5803
Fax: +44 (0) 870 703 6103

>	For the Americas*:
The Registrar to Cadbury Schweppes plc, Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, USA
Tel: 1 888 728 8741 8.00 a.m. to 5.00 p.m. CST

>	For Asia Pacific*:
The Registrar to Cadbury Schweppes plc, Computershare Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Vic. 3067, Australia
Tel: 1 800 011 188, from outside Australia:
+(61) (1) 3 9415 4161

*	Correspondence sent to these addresses will be forwarded to the UK for processing.

>	Global e-mail address
web.queries@computershare.co.uk

>	Global web address
www.computershare.co.uk

In addition to general queries, for example changes to name or address details, loss of a share certificate or dividend warrant and details of current holdings, the Registrar can assist with the following;

>	Amalgamating different share accounts
Shareowners with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrar to amalgamate their holdings.
>	Dividend payments directly into bank accounts
Dividends for shareowners are paid through BACS and can be paid directly into your bank account with the tax voucher sent direct to the shareowner’s registered address. Please contact our Registrar for a dividend mandate form.

>	Dividends payable in foreign currencies
The Registrar is now able to pay dividends in 37 foreign currencies via a process called TAPS. There is an administrative fee of £2.50 deducted from each dividend payment. Contact our Registrar for further information.

>	Dividend Reinvestment Plan
We have a Dividend Reinvestment Plan (DRIP). This enables shareowners to use their cash dividends to buy ordinary shares in the Company. Full details of the DRIP can be obtained from the Registrar or from our website.

Financial calendar
	Final Dividend	Interim Dividend
Ordinary shares	for 2007	for 2008

Announcement of results	19 Feb 2008	30 July 2008

Ex-dividend date	1 May 2008	17 Sept 2008

Record date	1 May 2008	19 Sept 2008

Dividend payment	16 May 2008	17 Oct 2008

The ex dividend date and record date are both 1 May 2008 due to the demerger.

Dividends and Annual General Meeting (AGM)
The interim dividend for 2007 of 5.0p per ordinary share was paid on 19 October 2007. The final dividend for 2007 of 10.5p per ordinary share was announced by the Directors on 19 February 2008 and, subject to approval at the AGM will be paid on 16 May 2008 to ordinary shareowners on the register at the close of business on 1 May 2008. The final dividend will be paid to ADR holders on 16 May 2008 on the register at 1 May 2008.

For information on historic dividends and share prices please log on to the Investor Centre part of our website, www.cadburyschweppes.com/EN/InvestorCentre/ShareholderInfo/.

148	Cadbury Schweppes Annual Report & Accounts 2007

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Other information

Low cost share dealing service
Stocktrade offers our non-US resident shareowners a telephone share dealing service. The basic commission charge for this service is 0.5% of the total value of the sale or purchase amount, with a minimum charge of £15. if you are buying shares in a single trade in excess of £10,000, there is an additional charge of 0.5% stamp duty, with a PTM levy of £1.

To use this service please telephone +44 (0) 845 402 3026 between the hours of 8.30 a.m. and 4.30 p. m., quoting Low Co204. For details of the service available to US resident shareowners, please contact the Group Secretariat department at the Company’s registered office on +44 (0) 20 7830 5178, or email group.secretariat@csplc.com

Full terms and conditions and information about our postal and internet share dealing services, are available at www.cadburyschweppes.com/lowcost.

ShareGift
Shareowners with a small number of shares, the value of which makes it uneconomical to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is available as follows:

ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London, W1K 3HN, UK
Tel: +44 (0) 20 7337 0501 www.sharegift.org

Shareowner fraud – tips on protecting your shareholding
The Financial Services Authority (FSA) estimates that 28 million UK consumers are targeted every year by a wide range of frauds. To reduce the risk of fraud happening to you please consider the following:
>	Ensure all your certificates are kept in a safe place or hold your shares electronically in CREST via a nominee.
>	Keep all correspondence from the Registrars which contains your shareowner reference number in a safe place. Destroy correspondence by shredding.
>	If you change your address inform the Registrars. If you receive a letter from the Registrars regarding a change of address and have not recently moved house, please contact them immediately. You may be a victim of identity theft.
>	Know when the dividends are paid. Consider having your dividend paid directly into your bank, reducing the risk of cheques being intercepted or lost in the post. If you change your bank account, inform the Registrar of the details of your new account. Respond to any letters the Registrar sends you about this.
>	If you are buying or selling shares, only deal with brokers registered in your country or the UK to buy or sell shares. Over the last year many companies have become aware that their shareowners have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based brokers offering US or UK investments. Shareholders are advised to be very wary of any unsolicited advice.

If you have any reason to believe that you may have been the target of a fraud, or attempted fraud, please contact Computershare immediately.

Unsolicited mail
The Company is legally obliged to make its share register available to the general public. Consequently some shareowners may receive unsolicited mail, including correspondence from unauthorised investment firms. If you wish to limit the amount of unsolicited mail you receive please contact:

The Mailing Preference Service
Freepost (LON20771)
London
W1E 0ZT

American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents four ordinary shares.

The ADR Depositary is JPMorgan Chase Bank N.A. and enquiries may be directed to:
JPMorgan Service Center,
PO Box 3408,
South Hackensack,
NJ 07606-3408,
USA
Tel: +1 781 575 2680 www.adr.com

Global invest direct
Global Invest Direct (GID) is a program established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company. Further information about GID may be obtained from JPMorgan Chase Bank N.A: Freephone:
+1 800 428 4237 (US only) or at the address above. For calls from outside the US dial +1 781 575 2680.

SEC filings
In accordance with US legislation, the Company will file a Form 20-F with the Securities and Exchange Commission (SEC) in Washington D.C. A copy of this Report and Accounts will be filed with the SEC as an exhibit to a Form 6-K. This report is available for public inspection and a copy of the document is available on our website. If you wish to receive a hard copy of this Report, please contact Group Secretariat at the Company’s registered office.

Cadbury Schweppes Annual Report & Accounts 2007	149

Cover is printed on Revive 50:50 Silk, a 50% recycled paper with FSC certification. The composition of the paper is 25% de-inked past consumer waste, 25% unprinted pre-consumer waste and 50% virgin fibre.

Text pages are printed on Revive 100 Uncoated, a 100% recycled paper with FSC certification. The composition of the paper is 100% de-inked post-consumer waste. All pulps used are Elemental Chlorine Free (ECF)
and the manufacturing mill is accredited with the ISO 14001 standard for environmental management.

The use of the FSC logo identifies products, which contain wood from well-managed forests certified in accordance with the rules of the
Forest Stewardship Council.

www.cadburyschweppes.com

Cadbury Schweppes plc
25 Berkeley Square, London W1J 6HB
Telephone: +44 (0) 20 7409 1313 Fax: +44 (0) 20 7830 5200